

carter's®

if they could just stay little™

Carter's, Inc. 2010 Annual Report

Dear Fellow Shareholders,

In 2010, we strengthened our position as the largest branded marketer of young children's apparel in the United States. Despite the challenging economy, we had sales growth in every segment of our business, achieved a record level of sales and earnings, and improved our market share.

Our net sales in 2010 increased 10% to $1.7 billion and net income increased 27% to $146 million. Our growth was led by our Carter's business segments, which represent 80% of our consolidated net sales and over 90% of our operating profit. Given the strength of Carter's performance last year, its share of the newborn to size seven apparel market grew from 9.1% to 10.9%, a market share which is 60% larger than its nearest competitor.

The best performing component of our business in 2010 was our Carter's wholesale segment with net sales growth of 15%. We are the largest supplier of branded young children's apparel to the largest retailers in the country. No other brands in the children's apparel industry have the market presence that ours do.

In our Carter's retail segment, our net sales grew 12%. We are the largest outlet retailer of young children's apparel. Over the past 10 years, we have successfully extended our retail model to more conveniently located strip center locations. We opened 30 *Carter's* stores in 2010, ending the year with 306 stores. Given the success of this very profitable store model, we plan to increase the pace of retail store growth in 2011.

With respect to our mass channel segment, our sales grew 6% driven by strong performance of our *Just One You* and *Precious Firsts* brands. In 2010, we strengthened the layette component of our *Child of Mine* brand, and, as a result, we are projecting growth for this brand in 2011.

We're very excited about the performance of our new eCommerce business, which we launched last year. eCommerce sales in 2010 were nearly $20 million. This past year, over 230,000 people have purchased from us online, 60% of whom had not previously shopped with us in our retail stores. Those who shop both online and in our stores are among our best customers, spending 2.8 times more per year than store-only or online-only customers. The new *carters.com* and *oshkoshbgosh.com* sites have quickly become important sales channels and marketing tools for our brands and a new way for us to serve our loyal customers.

Net sales of our *OshKosh B'gosh* brand grew 3% largely driven by the retail segment. Our new merchandising and design leaders are focused on improving the *OshKosh* product offering and brand experience to enable better and more consistent performance from this great brand. Our research has reinforced our views about the strength and appeal of this iconic childrenswear brand.

Rising Product Costs

The most significant challenge currently affecting our industry is the rise in product costs, driven primarily by an abnormal increase in cotton prices. We currently are expecting our product costs to increase by at least 20% in 2011. To help mitigate this cost increase, we are selectively raising our prices to our wholesale customers and consumers.

We believe the best margin is earned on product that is selling well. Accordingly, we will continue to strengthen our product offerings to more clearly distinguish them from private label and specialty retailer brands. Our brands are known for quality. We believe this perception of our brands must be strengthened, and, therefore, we have not meaningfully changed product benefits to lower costs.



carter's
just one you
carter's
Precious Firsts
carter's
child of mine
carter's
OSHKOSH
B'gosh
EST. 1895
genuine kids
from OSHKOSH

Our Focus

Over the past 10 years, we have grown net sales, on average, more than 14% a year; net income has grown, on average, approximately 28% a year. To build on this long track record of growth, we are focused on the following four priorities for our business:

- **Lead the market in product value**
  Our brands have a well earned reputation for great value. Consumers choose our brands more than any other brand because we have the most compelling product offerings.

  We plan to continue to strengthen our value proposition – striking the right balance between product benefits and consumer prices.

- **Strengthen our brand presentation**
  We own two of the most recognized brand names in young children's apparel. Both *Carter's* and *OshKosh B'gosh* have high brand awareness and strong reputations for quality, age appropriate style, and great value.

  We plan to continue investing in fixturing, point of sale branding, and our websites to strengthen our brand presence in the market to better present our products and further differentiate ourselves from competitors.

- **Extend the reach of our brands**
  We believe our stores offer the best value and experience in young children's apparel. Over the past 10 years, we've successfully extended our Carter's retail store model beyond the outlet centers.

  In 2011, we plan to open about 60 stores, largely in retail strip centers. These are our "brand" stores. Today we have over 150 "brand" stores, and we believe over time we can have at least 600 of these stores, 300 for each brand. We believe this represents about a $600 million sales growth opportunity for us.

  We're also extending the reach of our brands through eCommerce and international licensing arrangements.

  Our eCommerce business is off to a very good start. We expect to double our eCommerce sales this year. We believe this is a $100 million sales opportunity for us by 2015 and a great way to strengthen our relationships with our consumers.

  We have an established, but underdeveloped, international business. Our brands are currently sold in more than 50 countries, largely through licensing arrangements. We also ship directly to international markets. Our international sales in 2010 were $35 million, up 25%. The operating income from these sales and international royalties was $17 million, up nearly 50%, and represents about 7% of our total operating income. We believe there is considerable demand for our brands outside the United States and we are taking steps to realize this meaningful opportunity for growth.

- **Improve profitability**
  In 2010, we achieved an operating margin of nearly 14%, which is exceptional performance in our industry. Due to the significant increase in product costs, we expect to see a decline in our operating margin in 2011, but we are committed to rebuilding our operating margin to its 2010 level over time.

  There is no shortage of opportunities to improve our profitability. We are raising prices thoughtfully, shifting the mix of our sales to high-margin businesses (retail, eCommerce, and international), increasing sourcing capabilities in lower-cost geographies, building direct sourcing capabilities, and re-engineering product benefits where possible.

In summary, we're fortunate to be managing a business with so many levers to enable growth. We'll work through this abnormal spike in product costs and will stay focused on driving top line growth, gaining market share, and improving our profit margins.

I am grateful for the trust you have placed in our leadership team, and on behalf of our employees who strive to strengthen our performance every day, thank you for your investment in Carter's.

Sincerely,



Michael D. Casey
Chairman and Chief Executive Officer

April 5, 2011







Our Story

Carter's, Inc. holds the largest share of the $22 billion baby and young children's apparel market (sizes newborn to seven) in the United States. We own two of the most highly recognized and most trusted brand names in young children's apparel, *Carter's* and *OshKosh B'gosh.* Each of these brands has more than 100 years of rich history; Carter's was established in 1865 and OshKosh B'Gosh in 1895. We also sell our *Genuine Kids*, *Just One You*, and *Precious Firsts* brands at Target and our *Child of Mine* brand at Walmart.

In 2010, our brands generated over $1.7 billion in net sales through more than 480 Company-operated stores and more than 16,000 doors of the largest retailers in the country. Our brands are also sold internationally in more than 50 countries. We reach a broad range of consumers through multiple distribution channels, offering a wide product assortment, including baby, sleepwear, playclothes, and accessories, all at very affordable prices.

Financial Highlights

(dollars in thousands, except per share data)

Summary of Operations	*Fiscal 2010*	*Fiscal 2009*	*Fiscal 2008*
As reported (a)			
Net sales	$1,749,256	$1,589,677	$1,494,520
Gross margin	38.5%	38.0%	34.7%
Operating income	$243,256	$195,613	$139,998
Operating margin	13.9%	12.3%	9.4%
Net income	$146,472	$115,640	$77,904
Diluted earnings per share	$2.46	$1.97	$1.33
Net cash provided by operating activities	$85,821	$188,859	$181,041
As adjusted (b)			
Operating income	$243,256	$213,066	$147,932
Operating margin	13.9%	13.4%	9.9%
Net income	$146,472	$126,635	$82,902
Diluted earnings per share	$2.46	$2.15	$1.41

(a) Results "as reported" are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").
(b) Results "as adjusted" are non-GAAP financial measurements. A reconciliation of results "as reported" to results "as adjusted" immediately follows our Annual Report on Form 10-K on page 89.

Comparison of Five Year Cumulative Total Return*

Among Carter's, Inc., S&P 500 Index, S&P Apparel Retail Index, and S&P Smallcap 600 Index


$180
$180
$140
$120
$100
$80
$60
$40
$20
12/05
12/06
12/07
12/08
12/09
12/10
Carter's, Inc.
S&P 500 Index
S&P Apparel Retail Index
S&P Smallcap 600 Index

*Assumes $100 investment on 12/31/05.

carter's, inc.

Form 10-K

2010 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 1, 2011**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**



SEC MAIL
RECEIVED
WASH. D.C.
MAY 05 2011
200
SECTION

Commission file number:
001-31829

CARTER'S, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**13-3912933**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
(Address of principal executive offices, including zip code)

(404) 745-2700
(Registrant's telephone number, including area code)

Form 10-K

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Carter's, Inc.'s common stock par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the Registrant as of July 2, 2010 (the last business day of our most recently completed second quarter) was $1,557,312,424.

There were 57,702,497 shares of Carter's, Inc.'s common stock with a par value of $0.01 per share outstanding as of the close of business on March 2, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of Stockholders of Carter's, Inc., to be held on May 13, 2011, will be incorporated by reference in Part III of this Form 10-K. Carter's, Inc. intends to file such proxy statement with the Securities and Exchange Commission not later than 120 days after its fiscal year ended January 1, 2011.

CARTER'S, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2011

PART I

Our market share data is based on information provided by the NPD Group, Inc., unless otherwise indicated, references to market share in this Annual Report on Form 10-K are expressed as a percentage of total retail sales of a market. The baby and young children's apparel market includes apparel products from sizes newborn to seven. NPD data is based upon Consumer Panel Track SM (consumer-reported sales) calibrated with selected retailer's point of sale data.

Unless the context indicates otherwise, in this filing on Form 10-K, "Carter's," the "Company," "we," "us," "its," and "our" refers to Carter's, Inc. and its wholly owned subsidiaries.

ITEM 1. BUSINESS

We are the largest branded marketer in the United States of apparel exclusively for babies and young children. We own two of the most highly recognized and most trusted brand names in the children's apparel industry, *Carter's* and *OshKosh.* Established in 1865, our *Carter's* brand is recognized and trusted by consumers for high-quality apparel for children sizes newborn to seven. In fiscal 2005, we acquired OshKosh B'Gosh, Inc. Established in 1895, *OshKosh* is recognized as a well-known brand that is trusted by consumers for its line of apparel for children sizes newborn to 12. We have extensive experience in the young children's apparel market and focus on delivering products that satisfy our consumers' needs. We market high-quality, essential core products at prices that deliver an attractive value proposition for consumers.

We use a business model that we believe has multiple platforms for growth and is focused on high volume and productivity. Our *Carter's, OshKosh,* and related brands are sold to national department stores, chain and specialty stores, discount retailers, and, as of January 1, 2011, through our 306 Carter's and 180 OshKosh outlet and brand retail stores. We believe each of our brands has its own unique positioning in the marketplace. Our brands compete in the $22 billion children's apparel market, for children sizes newborn to seven, with our *Carter's* brand achieving the #1 branded position with a 10.9% market share and our *OshKosh* brand has a 3.2% market share. We offer multiple product categories, including baby, sleepwear, playclothes, and other accessories. Our distribution strategy enables us to reach a broad range of consumers across various channels, socio-economic groups, and geographic regions.

Since fiscal 2006, we have increased consolidated net sales at a compound annual growth rate of 7.0%. Our pre-tax results have ranged from income of $128.6 million in fiscal 2006 to $233.4 million in fiscal 2010, with the exception of fiscal 2007 in which we had a pre-tax loss of $37.3 million. In fiscal 2007, our pre-tax results were impacted by OshKosh related intangible asset impairment charges of $154.9 million and distribution facility closure costs of $7.4 million related to further integrating OshKosh. In fiscal 2008, our pre-tax results were decreased by executive retirement charges of $5.3 million and a write-down of $2.6 million on our White House, Tennessee distribution facility. In fiscal 2009, our pre-tax results were decreased by $5.7 million related to professional service fees incurred in connection with the customer margin support investigation, $5.5 million related to the reduction in the Company's corporate workforce, $4.3 million of expenses associated with the closure of our Barnesville, Georgia distribution facility (including accelerated depreciation), $1.2 million of asset impairment charges net of gain associated with the closure and sale of our Company's Oshkosh, Wisconsin facility, and a $0.7 million related to the write-down of the carrying value of our White House, Tennessee distribution facility.

The Company is a Delaware corporation. The Company and its predecessors have been doing business since 1865. The Company's principal executive offices are located at The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309, and our telephone number is (404) 745-2700.

OUR BRANDS, PRODUCTS, AND DISTRIBUTION CHANNELS

CARTER'S BRANDS

Under our *Carter's* brand, we design, source, and market a broad array of products, primarily for sizes newborn to seven. Our *Carter's* brand is sold in department stores, national chains, specialty stores, off-price sales channels, and through our Carter's retail stores. Additionally, we sell through the mass channel our *Just One You* and *Precious Firsts* brands at Target and our *Child of Mine* brand at Walmart. In fiscal 2010, we sold over 256 million units of *Carter's*, *Child of Mine*, *Just One You*, and *Precious Firsts* products to our wholesale customers, mass channel customers, and through our Carter's retail stores, an increase of approximately 12% from fiscal 2009. Under our *Carter's* and *Just One You* brands, sales growth has been driven by our focus on essential, high-volume, core apparel products for babies and young children. Such products include bodysuits, pajamas, blanket sleepers, gowns, bibs, towels, washcloths, and receiving blankets. Our top ten baby and sleepwear core products accounted for approximately 67% of our baby and sleepwear net sales in fiscal 2010, including mass channel. We believe our core apparel products are essential consumer staples, less dependent on changes in fashion trends, and supported by a strong birth rate and other favorable demographic trends.

We have four cross-functional product teams focused on the development of our Carter's baby, sleepwear, playclothes, and mass channel products. These teams are skilled in identifying and developing high-volume, core products. Each team includes members from merchandising, design, sourcing, product development, forecasting, and supply chain logistics. These teams follow a disciplined approach to fabric usage, color rationalization, and productivity and are supported by a dedicated art department and state-of-the-art design systems. We also license our brand names to other companies to create a complete collection of lifestyle products, including bedding, hosiery, shoes, room décor, furniture, gear, and toys. The licensing team directs the use of our designs, art, and selling strategies to all licensees.

We believe this disciplined approach to core product design reduces our susceptibility to fashion risk and supports efficient operations. We conduct consumer research as part of our product development process and engage in product testing in our own stores. We analyze quantitative measurements such as pre-season bookings, weekly over-the-counter selling results, and daily re-order rates in order to assess productivity.

CARTER'S BRAND POSITIONING

Our strategy is to drive our brand image as the leader in baby and young children's apparel and to consistently provide high-quality products at a great value to consumers. We employ a disciplined merchandising strategy that identifies and focuses on core products. We believe that we have strengthened our brand image with the consumer by differentiating our core products through fabric improvements, new artistic applications, and new packaging and presentation strategies. We also attempt to differentiate our products through store-in-store fixturing and branding packages and advertising with our wholesale and mass channel customers. We have invested in display units for our major wholesale customers that more clearly present our core products on their floors to enhance brand and product presentation. We also strive to provide our wholesale and mass channel customers with a consistent, high-level of service, including delivering and replenishing products on time to fulfill customer needs.

CARTER'S PRODUCTS

Baby

Carter's brand baby products include bodysuits, pants, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps, and booties. In fiscal 2010, excluding mass channel sales, we generated $458.7 million in net sales of these products, representing 26.2% of our consolidated net sales.

Our *Carter's* brand is the leading brand in the baby category. In fiscal 2010, in the department store, national chain, outlet, specialty store, and off-price sales channels, our aggregate *Carter's* brand market share was approximately 29.8% for baby (sizes newborn to twenty-four months), which represents greater than six times the market share of the next largest brand. We sell a complete range of baby products for newborns, primarily made of cotton. We attribute our leading market position to our brand strength, distinctive print designs, artistic applications, reputation for quality, and ability to manage our dedicated floor space for our retail customers. We tier our products through marketing programs targeted toward gift-givers, experienced mothers, and first-time mothers. Our *Carter's Little Layette* product line, the largest component of our baby business, provides parents with essential core products and accessories, including value-focused multi-packs. Our *Little Collections* product line consists of coordinated baby programs designed for first-time mothers and gift-givers.

Playclothes

Carter's brand playclothes products include knit and woven cotton apparel for everyday use in sizes three months to seven. In fiscal 2010, we generated $402.9 million in net sales of these products, excluding the mass channel, or 23.0%, of our consolidated net sales. We continue to focus on building our *Carter's* brand in the playclothes market by developing a base of essential, high-volume, core products that utilize original print designs and innovative artistic applications. Our aggregate 2010 *Carter's* brand playclothes market share was approximately 11.9% in the $9.5 billion department store, national chain, outlet, specialty store, and off-price sales channels.

Form 10-K

Sleepwear

Carter's brand sleepwear products include pajamas and blanket sleepers in sizes 12 months to seven. In fiscal 2010, we generated $215.0 million in net sales of these products, excluding the mass channel, or 12.3%, of our consolidated net sales. Our *Carter's* brand is the leading brand of sleepwear for babies and young children within the department store, national chain, outlet, specialty store, and off-price sales channels in the United States. In fiscal 2010, in these channels, our *Carter's* brand market share was approximately 30.5%, which represents approximately two times the market share of the next largest brand. As in our baby product line, we differentiate our sleepwear products by offering high-volume, high quality core products with distinctive print designs and artistic applications.

Mass Channel Products

Our mass channel product team focuses on baby, sleepwear, and playclothes products produced specifically for the mass channel. Such products are differentiated through fabrications, artwork, and packaging. Our 2010 market share was 8.0% in the $8.5 billion mass channel babies and young children's apparel market. Our *Child of Mine* product line, which is sold in substantially all Walmart stores nationwide, includes layette, sleepwear, and playclothes along with a range of licensed products, such as hosiery, bedding, toys, furniture, and gifts. We also sell our *Just One You* and *Precious Firsts* brands to Target, which include baby, sleepwear, and baby playclothes along with a range of licensed products, such as hosiery, bedding, toys, furniture, gear, and gifts. In fiscal 2010, we generated $254.8 million in net sales of our *Child of Mine, Just One You,* and *Precious Firsts* products, or 14.6%, of our consolidated net sales.

Other Products

Our other product offerings include bedding, outerwear, swimwear, shoes, socks, diaper bags, gift sets, toys, and hair accessories. In fiscal 2010, we generated $71.2 million in net sales of these other products in our Carter's retail stores, or 4.1%, of our consolidated net sales.

Royalty Income

We currently extend our *Carter's, Child of Mine,* and *Just One You* product offerings by licensing these brands to 15 domestic marketers in the United States. These licensing partners develop and sell products through our multiple sales channels while leveraging our brand strength, customer relationships, and designs. Licensed products provide our customers and consumers with a range of lifestyle products that complement and expand upon our core baby and young children's apparel offerings. Our license agreements require strict adherence to our quality and compliance standards and provide for a multi-step product approval process. We work in conjunction with our licensing partners in the development of their products and ensure that they fit within our brand vision of high-quality, core products at attractive values to the consumer. In addition, we work closely with our wholesale and mass channel customers and our licensees to gain dedicated floor space for licensed product categories. In fiscal 2010, our *Carter's* brand and mass channel licensees generated wholesale and mass channel net sales of $203.4 million on which we earned $18.4 million in royalty income.

We currently extend our *Carter's* brand internationally with five licensees in approximately five countries. In connection with these arrangements, our international licensees generated *Carter's* brand retail sales of $32.0 million on which we earned $1.9 million in royalty income in fiscal 2010.

CARTER'S DISTRIBUTION CHANNELS

As described above, we sell our *Carter's* brand products to leading retailers throughout the United States in the wholesale and mass channels and through our own Carter's retail outlet and brand stores. In fiscal 2010, sales of our *Carter's* brand products through the wholesale channel, including off-price sales, accounted for 34.4% of our consolidated net sales (32.8% in fiscal 2009), sales through our retail stores, including eCommerce, accounted for 31.2% of our consolidated net sales (30.8% in fiscal 2009), and sales through the mass channel accounted for 14.6% of our consolidated net sales (15.1% in fiscal 2009).

Business segment financial information for our *Carter's* brand wholesale, retail, and mass channel segments is contained in Item 8—"Financial Statements and Supplementary Data," Note 14—"Segment Information" to the accompanying audited consolidated financial statements.

Our *Carter's* brand wholesale customers include major retailers, such as Kohl's, Costco, Toys "R" Us, JCPenney, Macy's, Sam's Club, and Bon-Ton. Our mass channel customers are Target and Walmart. Our sales professionals work with their department or specialty store accounts to establish annual plans for our baby products, which we refer to as core basics. Once we establish an annual plan with an account, we place the majority of our accounts on our automatic replenishment reorder plan for core basics. This allows us to plan our sourcing requirements and benefits both us and our wholesale and mass channel customers by maximizing our customers' in-stock positions, thereby improving sales and profitability. We intend to drive continued growth with our wholesale and mass channel customers through our focus on managing our key accounts' business through product mix, fixturing, brand presentation, advertising, and frequent meetings with the senior management of our major wholesale and mass channel customers.

As of January 1, 2011, we operated 306 Carter's retail stores, of which 180 were outlet stores and 126 were brand stores. These stores carry a complete assortment of first-quality baby and young children's apparel, accessories, and gift items. Our stores average approximately 4,600 square feet per location and are distinguished by an easy, consumer-friendly shopping environment. We believe our brand strength and our assortment of core products have made our stores a destination location within many outlet and strip centers. Our outlet stores are generally located within 20 to 30 minutes of densely-populated areas. Our brand stores are generally located in high-traffic, strip centers located in or near major cities.

We use a real estate selection process whereby we fully assess all new locations based on demographic factors, retail adjacencies, and population density. We believe that we are located in many of the premier outlet centers in the United States and we continue to add new brand store locations to our real estate portfolio.

OSHKOSH BRANDS

Under our *OshKosh* brand, we design, source, and market a broad array of young children's apparel, primarily for children in sizes newborn to 12. Our *OshKosh* brand is currently sold in our OshKosh retail stores, department stores, national chains, specialty stores, and through off-price sales channels. In fiscal 2010, we sold over 49 million units of *OshKosh* products through our retail stores and to our wholesale customers, an increase of approximately 5% over fiscal 2009. We also have a licensing agreement with Target through which Target sells products under our *Genuine Kids from OshKosh* brand. Given its long history of durability, quality, and style, we believe our *OshKosh* brand represents a significant long-term growth opportunity for us, especially in the $15.6 billion young children's playclothes market. While our plans to grow the *OshKosh* brand in the wholesale and retail store channels have not met our expectations to date, we continue to focus on our core product development and marketing disciplines, improving the productivity of our OshKosh retail stores, investing in new employees and talent development, leveraging our relationships with major wholesale accounts, and leveraging our infrastructure and supply chain.

OSHKOSH BRAND POSITIONING

We believe our *OshKosh* brand stands for high-quality, authentic playclothes products for children sizes newborn to 12. Our core *OshKosh* brand products include denim, overalls, t-shirts, fleece, and other playclothes for children. Our *OshKosh* brand is generally positioned towards an older segment (sizes two to seven) and at slightly higher average prices than our *Carter's* brand. We believe our *OshKosh* brand has significant brand name recognition, which consumers associate with rugged, durable, and active playclothes for young children.

OSHKOSH PRODUCTS

Playclothes

Our *OshKosh* brand is best known for its playclothes products. In fiscal 2010, we generated $256.2 million in net sales of *OshKosh* brand playclothes products, which accounted for approximately 14.6% of our consolidated net sales. *OshKosh* brand playclothes products include denim apparel products with multiple wash treatments and coordinating garments, overalls, woven bottoms, knit tops, and playclothes products for everyday use in sizes newborn to 12. We plan to grow this business by strengthening our product offerings, improving product value, reducing product complexity, and leveraging our strong customer relationships and global supply chain expertise. We believe our *OshKosh* brand represents a significant opportunity for us to increase our share in the playclothes category as the $15.6 billion young children's playclothes market, including the mass channel, is highly fragmented. In fiscal 2010, this market was more than five times the size of the baby and sleepwear markets combined.

Other Products

The remainder of our *OshKosh* brand product offering includes baby, sleepwear, outerwear, shoes, hosiery, and accessories. In fiscal 2010, we generated $90.4 million in net sales of these other products in our OshKosh retail stores, which accounted for 5.2% of our consolidated net sales.

Royalty Income

We partner with a number of domestic and international licensees to extend the reach of our *OshKosh* brand. We currently have six domestic licensees, as well as 30 international licensees selling apparel and accessories in approximately 37 countries. Our largest licensing agreement is with Target. All *Genuine Kids from OshKosh* products sold by Target are sold pursuant to this licensing agreement. Our licensed products provide our customers and consumers with a range of *OshKosh* products including outerwear, underwear, swimwear, socks, shoes, and accessories. In fiscal 2010, our domestic licensees generated wholesale and mass channel net sales of approximately $184.5 million on which we earned approximately $9.8 million in royalty income. In fiscal 2010, our international licensees generated retail sales of approximately $124.8 million, on which we earned approximately $7.5 million in royalty income.

OSHKOSH DISTRIBUTION CHANNELS

In fiscal 2010, sales of our *OshKosh* brand products through our OshKosh retail stores, including eCommerce, accounted for 15.1% of our consolidated net sales (16.2% in fiscal 2009) and sales through the wholesale channel, including off-price sales, accounted for 4.7% of our consolidated net sales (5.1% in fiscal 2009).

Business segment financial information for our *OshKosh* brand retail and wholesale segments is contained in Item 8—"Financial Statements and Supplementary Data," Note 14—"Segment Information" to the accompanying audited consolidated financial statements.

As of January 1, 2011, we operated 180 OshKosh retail stores, of which 161 were outlet stores and 19 were brand stores. These stores carry a wide assortment of young children's apparel, accessories, and gift items and average approximately 4,700 square feet per location.

Our *OshKosh* brand wholesale customers include major retailers, such as Kohl's, Bon-Ton, Fred Meyer, JCPenney, Belk, and Ross Stores. We continue to work with our department and specialty store accounts to establish seasonal plans for playclothes products. The majority of our *OshKosh* brand playclothes products will be planned and ordered seasonally as we introduce new products.

GLOBAL SOURCING NETWORK AND PRODUCT COSTS

We have significant experience in sourcing products internationally, primarily from Asia, with expertise that includes the ability to evaluate vendors, familiarity with foreign supply sources, and experience with sourcing logistics particular to Asia. We also have relationships with both leading and certain specialized sourcing agents in Asia. One sourcing agent manages approximately 90% of our inventory purchases. Our product costs can vary depending on the underlying cost of raw materials, such as cotton and polyester, and the level of labor and transportation costs. The availability of raw materials impacts the cost of our products. Our sourcing network consists of over 100 vendors located in over 15 countries. We believe that our sourcing arrangements are sufficient to meet our current operating requirements and provide capacity for growth.

COMPETITION

The baby and young children's apparel market is highly competitive. Competition is generally based upon product quality, brand name recognition, price, selection, service, and convenience. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in the wholesale and mass channels include Disney, Gerber, and private label product offerings. Our primary competitors in the retail store channel include Old Navy, The Gap, The Children's Place, Gymboree, 77kids, and Disney. Most retailers, including our customers, have significant private label product offerings that compete with our products. Because of the highly-fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe that the strength of our *Carter's, OshKosh,* and related brand names combined with our breadth of product offerings and operational expertise position us well against these competitors.

ENVIRONMENTAL MATTERS

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

TRADEMARKS, COPYRIGHTS, AND LICENSES

We own many copyrights and trademarks, including *Carter's®*, *Celebrating Childhood™*, *Little Collections™*, *Little Layette™*, *Child of Mine®*, *Just One Year®*, *Just One You™*, *Precious Firsts™*, *OshKosh®*, *OshKosh B'gosh®*, *At Play Since 1895™*, *OshKosh Est. 1895®*, *Genuine Kids®*, *The Genuine Article®*, and *The Genuine Deal™*, many of which are registered in the United States and in more than 120 foreign countries.

We license various Company trademarks, including *Carter's, Just One You, Precious Firsts, Child of Mine, OshKosh, OshKosh B'gosh, OshKosh Est. 1895*, and *Genuine Kids* to third parties to produce and distribute children's apparel and related products such as hosiery, outerwear, swimwear, shoes, boots, slippers, diaper bags, furniture, room décor, bedding, giftwrap, baby books, party goods, and toys.

AVAILABLE INFORMATION

Our Internet address is www.carters.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. On our website, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. We also make available on our website, the *Carter's Code of Business Ethics and Professional Conduct*, our Corporate Governance Principles, and the charters for the Compensation, Audit, and Nominating and Corporate Governance Committees of the Board of Directors. Our SEC filings are also available for reading and copying at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site, *www.sec.gov*, containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

EMPLOYEES

As of January 1, 2011, we had 8,673 employees, 2,486 of whom were employed on a full-time basis and 6,187 of whom were employed on a part-time basis. We have no unionized employees. We have had no labor-related work stoppages and believe that our labor relations are good.

ITEM 1A. RISK FACTORS

You should carefully consider each of the following risk factors as well as the other information contained in this Annual Report on Form 10-K and other filings with the SEC in evaluating our business. The risks and uncertainties described below are not the only we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impact our business operations. If any of the following risks actually occur, our operating results may be affected.

Risks Relating to Our Business

The loss of one or more of our major customers could result in a material loss of revenues.

In fiscal 2010, we derived approximately 41% of our consolidated net sales from our top eight customers, including mass channel customers. Kohl's accounted for approximately 10% of our consolidated net sales in fiscal 2010. Both the Carter's and OshKosh wholesale segments include sales to Kohl's. We do not enter into long-term sales contracts with our major customers, relying instead on long-standing relationships and on our position in the marketplace. As a result, we face the risk that one or more of our major customers may significantly decrease their business with us or terminate their relationships with us. Any such decrease or termination of our major customers' business could result in a material decrease in our sales and operating results.

The acceptance of our products in the marketplace is affected by consumers' tastes and preferences, along with fashion trends.

We believe that continued success depends on our ability to provide a unique and compelling value proposition for our consumers in the Company's distribution channels. There can be no assurance that the demand for our products will not decline, or that we will be able to successfully and timely evaluate and adapt our products to changes in consumers' tastes and preferences or fashion trends. If consumers' tastes and preferences are not aligned with our product offerings, promotional pricing may be required to move seasonal merchandise. Increased use of promotional pricing would have a material adverse effect on our sales, gross margin, and results of operations.

The value of our brand, and our sales, could be diminished if we are associated with negative publicity.

Although our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of our vendors, independent manufacturers, and licensees, we do not control these vendors, independent manufacturers, licensees, or their labor practices. A violation of our vendor policies, licensee agreements, labor laws, or other laws by these vendors, independent manufacturers, or licensees could interrupt or otherwise disrupt our supply chain or damage our brand image. As a result, negative publicity regarding our Company, brands or products, including licensed products, could adversely affect our reputation and sales.

In addition, the Company's brand image, which is associated with providing a consumer product with outstanding quality and name recognition, makes it valuable as a royalty source. The Company is able to generate royalty income from the sale of licensed products that bear its *Carter's*, *Just One Year, Just One You, Precious Firsts, Child of Mine*, *OshKosh*, *OshKosh Est. 1895, Genuine Kids*, and related trademarks. The Company also generates foreign royalty income as our *OshKosh B'gosh* label carries an international reputation for quality and American style. While the Company takes significant steps to ensure the reputation of its brand is maintained through its license agreements, there can be no guarantee that the Company's brand image will not be negatively impacted through its association with products outside of the Company's core apparel products.

We may incur substantial costs as a result of litigation, investigations or other proceedings, including those related to our previously filed restatements.

We are currently involved in litigation matters and investigations and may be subject to additional actions in the future. As disclosed in the Company's amended and restated Annual Report on Form 10-K for fiscal 2008, we announced on November 10, 2009, that our Audit Committee, with the assistance of outside counsel, had commenced a review of customer margin support provided by the Company and an investigation into undisclosed margin support commitments and related matters. The Company self-reported information concerning this investigation to the SEC in the fourth quarter of fiscal 2009 and has also been informed that the United States Attorney's Office is conducting an investigation into this matter. In December 2010, the Company and the SEC entered into a non-prosecution agreement pursuant to which the SEC agreed not to charge the Company with any violations of the federal securities laws, commence any enforcement action against the Company, or require the Company to pay any financial penalties in connection with the SEC's investigation of customer margin support provided by the Company, conditioned upon the Company's continued cooperation with the SEC's investigation and with any related enforcement proceedings. The Company has incurred, and expects to continue to incur, substantial expenses for legal and accounting services due to the SEC and United States Attorney's Office investigations and any resulting litigation. These matters have diverted in the past, and may continue to divert in the future, management's time and attention away from operations and cause the Company to continue to incur substantial costs. The Company also may bear additional costs to the extent it is required, under the terms of organizational documents or under Delaware law, to indemnify former officers of the Company in respect of costs they incur in connection with any proceedings related to these matters. At this point, the Company is unable to predict the duration, costs, scope or result of these matters.

As described in more detail in Part I—Item 3 of this filing, the Company is also currently subject to two class action lawsuits and a derivative shareholder action lawsuit, as well as various other claims and pending or threatened lawsuits in the normal course of our business. We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment, which could be substantial. We may be unable to obtain additional insurance in the future, or we may be unable to do so on favorable terms. Our insurers may also dispute our claims for coverage. Further, these lawsuits may result in diversion of management's time and attention, the expenditure of large amounts of cash on legal fees and other expenses, and injury to our reputation, all of which may adversely affect our operations and financial condition.

The Company's databases containing personal information of our retail customers could be breached, which could subject us to adverse publicity, litigation, and expenses. In addition, if we are unable to comply with security standards created by the banks and payment card industry, our operations could be adversely affected.

Database privacy, network security, and identity theft are matters of growing public concern. In an attempt to prevent unauthorized access to our network and databases containing confidential, third-party information, we have installed privacy protection systems, devices, and activity monitoring on our network. Nevertheless, if unauthorized parties gain access to our networks or databases, they may be able to steal, publish, delete, or modify our private and sensitive third-party information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules. This could result in costly investigations and litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards, established by banks and payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations.

Increased production costs and deflationary pressures on our selling prices may adversely affect our results.

The Company's product costs, driven by inflation in significant component costs such as cotton, polyester, labor, and transportation, have increased and are expected to continue to increase for the foreseeable future. Our product costs have also been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have begun to result in higher costs of goods sold and inventory levels. Although we plan to raise our selling prices on some of our products, we do not expect in the near term to be able to fully absorb these cost increases and our profitability will be adversely impacted. In recent years, the Company has also experienced deflationary pressure on its selling prices, in part driven by intense price competition in the young children's apparel industry. In this environment there is a risk that customers will not accept our price increases. If the Company is unable to effectively raise selling prices to help offset higher production costs, the adverse effect on our profitability may be even greater than anticipated.

Our business is sensitive to overall levels of consumer spending, particularly in the young children's apparel segment.

Consumers' demand for young children's apparel, specifically brand name apparel products, is impacted by the overall level of consumer spending. Discretionary consumer spending is impacted by employment levels, gasoline and utility costs, business conditions, availability of consumer credit, tax rates, interest rates, levels of consumer indebtedness, and overall levels of consumer confidence. Recent and further reductions in the level of discretionary spending may have a material adverse effect on the Company's sales and results of operations.

We source substantially all of our products through foreign production arrangements. Our dependence on foreign supply sources could result in disruptions to our operations in the event of political instability, unfavorable economic conditions, international events, or new foreign regulations and such disruptions may increase our cost of goods sold and decrease gross profit.

We source substantially all of our products through a network of vendors primarily in Asia, coordinated by our sourcing agents. The following could disrupt our foreign supply chain, increase our cost of goods sold, decrease our gross profit, or impact our ability to get products to our customers:

- financial instability of one or more of our major vendors;
- political instability or other international events resulting in the disruption of trade in foreign countries from which we source our products;
- increases in transportation costs as a result of increased fuel prices or significant changes in the relationship between carrier capacity and shipper demand;
- interruptions in the supply, or increases in the cost of raw materials, including cotton, fabric, and trim items;
- significant changes in the cost of labor in our sourcing locations;
- the imposition of new regulations relating to imports, duties, taxes, and other charges on imports;
- the occurrence of a natural disaster, unusual weather conditions, or an epidemic, the spread of which may impact our ability to obtain products on a timely basis;
- changes in the United States customs procedures concerning the importation of apparel products;
- unforeseen delays in customs clearance of any goods;

- disruption in the global transportation network such as a port strike, world trade restrictions, or war;
- the application of foreign intellectual property laws;
- the ability of our vendors to secure sufficient credit to finance the manufacturing process including the acquisition of raw materials; and
- exchange rate fluctuations between the United States dollar and the local currencies of foreign contractors.

These and other events beyond our control could interrupt our supply chain and delay receipt of our products into the United States.

We source all of our products through a network of vendors. We have limited control over these vendors and we may experience delays, product recalls or loss of revenues if our products do not meet our quality standards or regulatory requirements.

Our vendors, independent manufacturers, and licensees may not continue to provide products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of product that fail to conform to our quality control standards. A failure in our quality control program may result in diminished product quality, which may result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse affect on our results of operations and financial condition. In addition, notwithstanding our strict quality control procedures, because we do not control our vendors, products that fail to meet our standards, or other unauthorized products, could end up in the marketplace without our knowledge. This could materially harm our brand and our reputation in the marketplace.

Our products are subject to regulation of and regulatory standards set by various governmental authorities including the Consumer Product Safety Commission, with respect to quality and safety. Regulations and standards in this area are currently in place. These regulations and standards may change from time to time. Our inability, or that of our vendors, to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell in our stores, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls, and increased costs.

The loss of a sourcing agent could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.

One sourcing agent manages approximately 90% of our inventory purchases. Although we believe that other buying agents could be retained, the loss of this buying agent could delay our ability to timely receive inventory supply and disrupt our business, which could result in a material adverse effect on our operating results.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of market share and, as a result, a decrease in revenue and gross profit.

The baby and young children's apparel market is highly competitive. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in our wholesale and mass channel businesses include Disney, Gerber, and private label product offerings. Our primary competitors in the retail store channel include Old Navy, The Gap, The Children's Place, Gymboree, 77kids, and Disney. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers. Some of our competitors have greater financial resources and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

- adapt to changes in customer requirements more quickly;
- take advantage of acquisition and other opportunities more readily;
- devote greater resources to the marketing and sale of their products; and
- adopt more aggressive pricing strategies than we can.

The Company's retail success and future growth is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.

The Company's retail stores are located in leased retail locations across the country. Successful operation of a retail store depends, in part, on the overall ability of the retail location to attract a consumer base sufficient to make store sales volume profitable. If the Company is unable to identify new retail locations with consumer traffic sufficient to support a profitable sales level, retail growth may consequently be limited. Further, if existing outlet and brand stores do not maintain a sufficient customer base that provides a reasonable sales volume or the Company is unable to negotiate appropriate lease terms for the retail stores, there could be a material adverse impact on the Company's sales, gross margin, and results of operations.

Profitability could be negatively impacted if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

If the Company does not adequately forecast demand for its products and purchases inventory to support an inaccurate forecast, the Company could experience increased costs due to the need to dispose of excess inventory or lower profitability due to insufficient levels of inventory.

We may not achieve sales growth plans, cost savings, and other assumptions that support the carrying value of our intangible assets.

As of January 1, 2011, the Company had Carter's goodwill of $136.6 million, a $220.2 million *Carter's* brand tradename asset, and an $85.5 million *OshKosh* brand tradename asset on its consolidated balance sheet. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year or more frequently, if deemed necessary, due to any significant events or changes in circumstances. Estimated future cash flows used in these impairment reviews could be negatively impacted if we do not achieve our sales plans, planned cost savings, and other assumptions that support the carrying value of these intangible assets, which could result in potential impairment of the remaining asset value.

The Company's success is dependent upon retaining key individuals within the organization to execute the Company's strategic plan.

The Company's ability to attract and retain qualified executive management, marketing, merchandising, design, sourcing, operations, and support function staffing is key to the Company's success. If the Company were unable to attract and retain qualified individuals in these areas, an adverse impact on the Company's growth and results of operations may result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Location	Approximate floor space in square feet	Principal use	Lease expiration date	Renewal options
Stockbridge, Georgia	505,000	Distribution/warehousing	April 2015	10 years
Hogansville, Georgia	258,000	Distribution/warehousing	Owned	—
Chino, California	413,000	Distribution/warehousing	July 2014	2 years
Griffin, Georgia	219,000	Finance/information technology/ benefits administration/rework	Owned	—
Fayetteville, Georgia	30,000	Customer service/information technology	September 2020	15 years
Atlanta, Georgia	121,000	Executive offices/Carter's design and merchandising/marketing	June 2015	5 years
Oshkosh, Wisconsin	6,400	Finance/consumer affairs	December 2019	5 years
Shelton, Connecticut	64,000	Finance/retail store administration	February 2019	10 years
New York, New York	16,000	Sales office/showroom	January 2015	—
New York, New York	14,000	OshKosh's design center	October 2011	3 years

As of January 1, 2011, we operated 486 leased retail stores located primarily in outlet and strip centers across the United States, having an average size of approximately 4,600 square feet. Generally, the majority of our leases have an average term of ten years.

Aggregate lease commitments as of January 1, 2011 for the above leased properties are as follows: fiscal 2011—$66.0 million; fiscal 2012—$60.2 million; fiscal 2013—$55.5 million; fiscal 2014—$48.2 million; fiscal 2015—$35.9 million, and $111.6 million for the balance of these commitments beyond fiscal 2015.

ITEM 3. LEGAL PROCEEDINGS

A shareholder class action lawsuit was filed on September 19, 2008 in the United States District Court for the Northern District of Georgia entitled *Plymouth County Retirement System v. Carter's, Inc.*, No. 1:08-CV-02940-JOF (the "*Plymouth* Action"). The Amended Complaint filed on May 12, 2009 in the *Plymouth* Action asserted claims under Sections 10(b), 20(a), and 20A of the 1934 Securities Exchange Act, and alleged that between February 1, 2006 and July 24, 2007, the Company and certain current and former executives made misrepresentations to investors regarding the successful integration of OshKosh into the Company's business, and that the share price of the Company's stock later fell when the market learned that the integration had not been as successful as represented. Defendants in the *Plymouth* Action filed a motion to dismiss the Amended Complaint for failure to state a claim under the federal securities laws on July 17, 2009, and briefing of that motion was complete on October 22, 2009.

A separate shareholder class action lawsuit was filed on November 17, 2009 in the United States District Court for the Northern District of Georgia entitled *Mylroie v. Carter's, Inc.*, No. 1:09-CV-3196-JOF (the "*Mylroie* Action"). The initial Complaint in the *Mylroie* Action asserted claims under Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and alleged that between April 27, 2004 and November 10, 2009, the Company and certain current and former executives made misstatements to investors regarding the Company's accounting for discounts offered to some wholesale customers. The Court consolidated the *Plymouth* Action and the *Mylroie* Action on November 24, 2009 (the "Consolidated Action"). On March 15, 2010, the plaintiffs in the Consolidated Action filed their amended and consolidated complaint. The Company filed a motion to dismiss on April 30, 2010, and briefing of the motion was complete on July 23, 2010. The parties are awaiting an oral argument date and/or a decision from the Court. The Company intends to vigorously defend against the claims in the Consolidated Action.

A shareholder derivative lawsuit was filed on May 25, 2010 in the Superior Court of Fulton County, Georgia, entitled *Alvarado v. Bloom*, No. 2010-cv-186118 (the "*Alvarado* Action"). The Complaint in the *Alvarado* Action alleges, among other things, that certain current and former directors and executives of the Company breached their fiduciary duties to the Company in connection with the Company's accounting for discounts offered to some wholesale customers. The Company is named solely as a nominal defendant against whom the plaintiff seeks no recovery. Pursuant to a series of stipulations among the parties, the Court has temporarily deferred the defendants' obligation to respond to the Complaint pending timely resolution of the motions to dismiss filed in the Consolidated Action referenced above.

The Company is subject to various other claims and pending or threatened lawsuits in the normal course of our business. The Company is not currently party to any other legal proceedings that it believes would have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 4. REMOVED AND RESERVED

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol CRI. The last reported sale price per share of our common stock on February 25, 2011 was $29.13. On that date there were approximately 33,257 holders of record of our common stock.

The following table sets forth for the periods indicated the high and low sales prices per share of common stock as reported by the New York Stock Exchange:

2010	High	Low
First quarter	$31.24	$25.42
Second quarter	$34.24	$25.39
Third quarter	$27.17	$22.19
Fourth quarter	$32.69	$23.53
2009	**High**	**Low**
First quarter	$20.10	$13.86
Second quarter	$25.36	$19.37
Third quarter	$29.49	$22.29
Fourth quarter	$29.32	$19.17

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by the Company during the fourth quarter of fiscal 2010 of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act:

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (2)
October 3, 2010 through October 30, 2010	221,380	$26.70	221,380	$58,895,955
October 31, 2010 through November 27, 2010	—	—	—	$58,895,955
November 28, 2010 through January 1, 2011	—	—	—	$58,895,955
Total	221,380	$26.70	221,380	$58,895,955

(1) Represents repurchased shares which were retired.

(2) On February 16, 2007, our Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. This program was announced in the Company's report on Form 8-K, which was filed on February 21, 2007. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007. On June 15, 2010, the Company's Board of Directors approved another share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. This program was announced in the Company's report on Form 8-K, which was filed on July 29, 2010. Repurchases may occur from time to time in the open market, in negotiated transactions, or otherwise. The timing and amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions, share price, other investment priorities, and other factors. The total remaining capacity under this authorization was approximately $58.9 million as of January 1, 2011. This authorization has no expiration date.

DIVIDENDS

Provisions in our senior credit facility currently restrict the ability of our operating subsidiary, The William Carter Company ("TWCC"), from paying cash dividends to our parent company, Carter's, Inc., in excess of $15.0 million unless TWCC and its consolidated subsidiaries meet certain leverage ratio and minimum availability requirements under the credit facility, which materially restricts Carter's, Inc. from paying cash dividends on our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future decision to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and any other factors as our Board of Directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

Not applicable

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other data as of and for the five fiscal years ended January 1, 2011 (fiscal 2010).

On June 6, 2006, the Company affected a two-for-one stock split (the "stock split") through a stock dividend to stockholders of record as of May 23, 2006 of one share of our common stock for each share of common stock outstanding. Earnings per share for fiscal 2006 has been adjusted to reflect the stock split.

On October 15, 2010, the Company entered into a new $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The new revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the new revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the new revolving credit facility (five years).

The selected financial data for the five fiscal years ended January 1, 2011 were derived from our audited consolidated financial statements. Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2010 ended on January 1, 2011, fiscal 2009 ended on January 2, 2010, fiscal 2008 ended on January 3, 2009, fiscal 2007 ended on December 29, 2007, and fiscal 2006 ended on December 30, 2006. Fiscal 2010, fiscal 2009, fiscal 2007, and fiscal 2006 each contained 52 weeks of financial results. Fiscal 2008 contained 53 weeks of financial results.

The following table should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data."

	Fiscal Years				
(dollars in thousands, except per share data)	2010	2009	2008	2007	2006
OPERATING DATA:					
Wholesale sales–Carter's	$ 601,580	$ 521,307	$ 488,594	$ 471,383	$ 457,616
Wholesale sales–OshKosh	81,747	80,522	80,069	89,263	93,871
Retail sales–Carter's	546,233	489,740	422,436	366,296	333,050
Retail sales–OshKosh	264,887	257,289	249,130	233,776	229,103
Mass Channel sales–Carter's	254,809	240,819	254,291	243,308	220,288
Total net sales	1,749,256	1,589,677	1,494,520	1,404,026	1,333,928
Cost of goods sold	1,075,384	985,323	975,999	928,996	854,970
Gross profit	673,872	604,354	518,521	475,030	478,958
Selling, general, and administrative expenses	468,192	428,674	404,274	359,826	352,459
Investigation expenses (a)	—	5,717	—	—	—
Intangible asset impairment (b)	—	—	—	154,886	—
Executive retirement charges (c)	—	—	5,325	—	—
Workforce reduction, facility write-down, and closure costs (d)	—	10,771	2,609	5,285	91
Royalty income	(37,576)	(36,421)	(33,685)	(30,738)	(29,164)
Operating income (loss)	243,256	195,613	139,998	(14,229)	155,572
Interest income	(575)	(219)	(1,491)	(1,386)	(1,914)
Interest expense	10,445	12,004	19,578	24,465	28,837
Income (loss) before income taxes	233,386	183,828	121,911	(37,308)	128,649
Provision for income taxes	86,914	68,188	44,007	38,488	47,510
Net income (loss)	$ 146,472	$ 115,640	$ 77,904	$ (75,796)	$ 81,139
PER COMMON SHARE DATA:					
Basic net income (loss)	$ 2.50	$ 2.03	$ 1.37	$ (1.30)	$ 1.39
Diluted net income (loss)	$ 2.46	$ 1.97	$ 1.33	$ (1.30)	$ 1.32
BALANCE SHEET DATA (end of period):					
Working capital (e)	$ 532,891	$ 505,051	$ 359,919	$ 311,000	$ 255,191
Total assets	1,257,182	1,208,599	1,038,012	958,777	1,112,478
Total debt, including current maturities	236,000	334,523	338,026	341,529	345,032
Stockholders' equity	679,936	556,024	413,551	366,238	484,778
CASH FLOW DATA:					
Net cash provided by operating activities	$ 85,821	$ 188,859	$ 181,041	$ 50,190	$ 87,297
Net cash used in investing activities	(39,496)	(29,516)	(34,947)	(20,022)	(29,573)
Net cash (used in) provided by financing activities	(133,984)	13,349	(32,757)	(49,701)	(73,455)
OTHER DATA:					
Gross margin	38.5%	38.0%	34.7%	33.8%	35.9%
Depreciation and amortization	$ 31,727	$ 32,274	$ 30,158	$ 29,919	$ 26,489
Capital expenditures	39,782	33,600	34,947	20,079	29,921

See Notes to Selected Financial Data.

NOTES TO SELECTED FINANCIAL DATA

(a) Investigation expenses of $5.7 million in fiscal 2009 relate to professional service fees incurred in connection with the Company's customer margin support investigation (see Note 16 to the accompanying audited consolidated financial statements).

(b) Intangible asset impairment charges of $154.9 million in fiscal 2007 reflect the impairment of the OshKosh goodwill (OshKosh wholesale segment of $36.0 million and OshKosh retail segment of $106.9 million) and the impairment of the value ascribed to the *OshKosh* tradename of $12.0 million.

(c) Executive retirement charges of $5.3 million in fiscal 2008 consist of $3.1 million related to the present value of severance and benefit obligations and $2.2 million of which related to the accelerated vesting of certain stock options.

(d) The $0.1 million in closure costs in fiscal 2006 relate to the closure of our Mexican sewing facilities. The $5.3 million in closure costs in fiscal 2007 relate to the closure of our White House, Tennessee distribution facility. The $2.6 million charge in fiscal 2008 relates to the write-down of the carrying value of our White House, Tennessee distribution facility. The $10.7 million in fiscal 2009 includes closure costs of $3.3 million associated with the closure of our Barnesville, Georgia distribution facility including severance and other benefits, asset impairment charges, and other closure costs, $1.2 million of asset impairment charges net of a gain on the closure and sale of our Oshkosh, Wisconsin facility, $0.7 million related to the write-down of our White House, Tennessee distribution facility, and $5.5 million of severance and other benefits related to the corporate workforce reduction.

(e) Represents total current assets less total current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this Annual Report on Form 10-K. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services, and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" in Item 1A of this Annual Report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this Annual Report on Form 10-K.

OVERVIEW

For 145 years, *Carter's* has been one of the most recognized and trusted brand names in the children's apparel industry. We also own the *OshKosh B'gosh* brand, which has over 110 years and also earned the position of a highly trusted and well-known brand.

We sell our products under our *Carter's* and *OshKosh* brands in the wholesale channel, which includes over 340 department store, national chain, specialty store, and discount retailer accounts. We also sell our products in the mass channel under our *Child of Mine* brand to over 3,600 Walmart stores nationwide and under our *Just One You* brand to over 1,800 Target stores. Additionally, as of January 1, 2011, we operated 306 Carter's and 180 OshKosh retail stores located primarily in outlet and strip centers throughout the United States. In March 2010, we launched our eCommerce business. We also extend our brand reach by licensing our *Carter's, Child of Mine, Just One You*, *OshKosh*, and related brand names through domestic licensing arrangements, including licensing of our *Genuine Kids from OshKosh* brand to Target stores nationwide. Our *OshKosh B'gosh* and *Carter's* brand names are also licensed through international licensing arrangements. During fiscal 2010, we earned approximately $37.6 million in royalty income from these arrangements.

We source substantially all of our products through a network of vendors primarily in Asia. Various sourcing agents coordinate this process, with one sourcing agent managing approximately 90% of our inventory purchases. Our product costs, driven by inflation in significant component costs such as cotton, polyester, labor, and transportation have increased and are expected to continue to increase for the foreseeable future. These cost increases have begun to result in higher cost of goods sold and inventory levels. Although we plan to raise our selling prices on some of our products, we do not expect in the near term to be able to fully absorb these cost increases and our profitability will be adversely impacted. If the Company is unable to effectively raise selling prices to help offset higher production costs, the adverse effect on our profitability may be greater than anticipated.

In connection with the acquisition of OshKosh, we acquired certain definite-lived intangible assets comprised of licensing agreements and leasehold interests which resulted in annual amortization expense of $1.8 million in fiscal 2010; $3.7 million in fiscal 2009; and $4.1 million in fiscal 2008.

On October 15, 2010, the Company entered into a new $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The new revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the new revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the new revolving credit facility (five years).

During fiscal 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. During fiscal 2010, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007. The timing and amount of any future share repurchases will be determined by the Company's management, based upon its evaluation of market conditions, share price, other investment priorities, and other factors. During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the repurchase program and through fiscal 2010, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. The total remaining capacity under this authorization was approximately $58.9 million as of January 1, 2011. This authorization has no expiration date.

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2010 ended on January 1, 2011, fiscal 2009 ended on January 2, 2010, and fiscal 2008 ended on January 3, 2009. Fiscal 2010 and 2009 each contained 52 weeks of financial results while fiscal 2008 contained 53 weeks.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

	Fiscal Years		
	2010	**2009**	**2008**
Wholesale sales:			
Carter's	34.4%	32.8%	32.7%
OshKosh	4.7	5.1	5.3
Total wholesale sales	39.1	37.9	38.0
Retail store sales (a):			
Carter's	31.2	30.8	28.3
OshKosh	15.1	16.2	16.7
Total retail store sales	46.3	47.0	45.0
Mass channel sales	14.6	15.1	17.0
Consolidated net sales	**100.0%**	**100.0%**	**100.0%**
Cost of goods sold	61.5	62.0	65.3
Gross profit	38.5	38.0	34.7
Selling, general, and administrative expenses	26.8	27.0	27.0
Investigation expenses	—	0.4	—
Executive retirement charges	—	—	0.4
Workforce reduction, facility write-down, and closure costs	—	0.7	0.2
Royalty income	(2.2)	(2.4)	(2.3)
Operating income	13.9	12.3	9.4
Interest expense, net	0.6	0.7	1.2
Income before income taxes	13.3	11.6	8.2
Provision for income taxes	4.9	4.3	3.0
Net income	8.4%	7.3%	5.2%
Number of retail stores at end of period:			
Carter's	306	276	253
OshKosh	180	170	165
Total	486	446	418

(a) Includes eCommerce results.

Form 10-K

FISCAL YEAR ENDED JANUARY 1, 2011 COMPARED WITH FISCAL YEAR ENDED JANUARY 2, 2010

CONSOLIDATED NET SALES

Consolidated net sales for fiscal 2010 were $1.7 billion, an increase of $159.6 million, or 10.0%, compared to $1.6 billion in fiscal 2009 and reflects growth in all of our segments.

	For the fiscal years ended			
(dollars in thousands)	January 1, 2011	% of Total	January 2, 2010	% of Total
Net sales:				
Wholesale-Carter's	$ 601,580	34.4%	$ 521,307	32.8%
Wholesale-OshKosh	81,747	4.7%	80,522	5.1%
Retail-Carter's	546,233	31.2%	489,740	30.8%
Retail-OshKosh	264,887	15.1%	257,289	16.2%
Mass Channel-Carter's	254,809	14.6%	240,819	15.1%
Total net sales	$1,749,256	100.0%	$1,589,677	100.0%

CARTER'S WHOLESALE SALES

Carter's brand wholesale sales increased $80.3 million, or 15.4%, in fiscal 2010 to $601.6 million. The increase in *Carter's* brand wholesale sales was driven by a 14% increase in units shipped and a 1% increase in average price per unit, as compared to fiscal 2009. The increase in units shipped was primarily driven by strong over-the-counter performance at our wholesale customers, and the increase in average price per unit primarily reflects higher average selling prices on off-price sales.

OSHKOSH WHOLESALE SALES

OshKosh brand wholesale sales increased $1.2 million, or 1.5%, in fiscal 2010 to $81.7 million. The increase in *OshKosh* brand wholesale sales was driven by a 3% increase in units shipped, partially offset by a 1% decrease in average price per unit, as compared to fiscal 2009. The increase in units shipped was primarily driven by over-the-counter performance at our wholesale customers. The decrease in average price per unit primarily reflects lower average selling prices on wholesale sales.

CARTER'S RETAIL STORES

Carter's retail stores sales increased $56.5 million, or 11.5%, in fiscal 2010 to $546.2 million. The increase was driven by incremental sales of $45.3 million generated by new store openings and eCommerce sales, and a comparable store sales increase of $11.9 million, or 2.5% (based on 271 locations), partially offset by the impact of store closures of $0.7 million. During fiscal 2010, on a comparable store basis, units per transaction increased 2.8%, average transaction value increased 2.2%, and average prices decreased 0.6% as compared to fiscal 2009. We attribute the increases in units per transaction and average transaction value to strong product performance in our playwear product category, improved in-store product presentation, and increased merchandising and marketing efforts. The decrease in average prices resulted from increased promotional activity given the current competitive environment.

The Company's comparable store sales calculations include sales for all stores that were open during the comparable fiscal period, including remodeled stores and certain relocated stores. If a store relocates within the same center with no business interruption or material change in square footage, the sales for such store will continue to be included in the comparable store calculation. If a store relocates to another center or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the period are included in the comparable store sales calculation up to the date of closing.

There were a total of 306 Carter's retail stores open as of January 1, 2011. During fiscal 2010, we opened 30 Carter's retail stores. We plan to open approximately 55 and close four Carter's retail stores during fiscal 2011.

OSHKOSH RETAIL STORES

OshKosh retail store sales increased $7.6 million, or 3.0%, in fiscal 2010 to $264.9 million. The increase was due to incremental sales of $13.7 million generated by new store openings and eCommerce sales, partially offset by the impact of a comparable store sales decline of $4.8 million, or 1.9% (based on 162 locations), and store closures of $1.2 million. On a comparable store basis, units per transaction increased 2.6%, transactions decreased 1.9%, and average prices decreased 2.6%. We attribute the increase in units per transaction to strong in-store product presentation and direct-to-consumer marketing efforts, partially offset by a decrease in transactions attributable to reduced traffic at our stores. The decrease in average prices resulted from increased promotional activity given the current competitive environment.

There were a total of 180 OshKosh retail stores open as of January 1, 2011. During fiscal 2010, we opened 12 OshKosh retail stores and closed two. We plan to open approximately four and close three OshKosh retail stores during fiscal 2011.

MASS CHANNEL SALES

Mass channel sales increased $14.0 million, or 5.8%, in fiscal 2010 to $254.8 million. The increase was due to increased sales of $22.9 million, or 19.1%, of our *Just One You* and *Precious Firsts* brands to Target, partially offset by an $8.9 million, or 7.3%, decrease in sales of our *Child of Mine* brand to Walmart. The increase in *Just One You* brand sales was largely driven by the addition of new programs and improved product performance. The decrease in *Child of Mine* brand sales resulted from merchandising assortment changes made by Walmart and a related reduction in floor space during the first nine months of the year.

GROSS PROFIT

Our gross profit increased $69.5 million, or 11.5%, to $673.9 million in fiscal 2010. Gross margin increased 50 basis points from 38.0% in fiscal 2009 to 38.5% in fiscal 2010.

The increase in gross margin as a percentage of net sales reflects:

(i) $18.6 million of higher consolidated retail and eCommerce gross margins driven by new store and comp store sales growth; and

(ii) $4.2 million related to growth in Carter's wholesale margins due to increased volume and improved product performance, partially offset by higher product costs, air freight and excess inventory charges.

Partially offsetting these increases were:

(i) $5.9 million related to the mass channel segment resulting from higher air freight and excess inventory charges, and the absence of a vendor recovery that occurred in fiscal 2009; and

(ii) $4.7 million related to the OshKosh wholesale segment, reflecting higher levels of customer support, air freight, and excess inventory charges.

The Company includes distribution costs in its selling, general, and administrative expenses. Accordingly, the Company's gross profit may not be comparable to other companies that include such distribution costs in their cost of goods sold.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses in fiscal 2010 increased $39.5 million, or 9.2%, to $468.2 million. As a percentage of net sales, selling, general, and administrative expenses was 26.8% in fiscal 2010 as compared to 27.0% in fiscal 2009.

The decrease in selling, general, and administrative expenses as a percentage of net sales reflects:

(i) controlling growth in spending to a lower rate than growth in net sales for fiscal 2010;

(ii) $1.9 million reduction in amortization expense; and

(iii) $1.0 million in accelerated depreciation related to a facility closure.

Partially offsetting these decreases were:

(i) $22.9 million, or 10.2%, increase in consolidated retail expenses primarily due to new store growth; and

(ii) $8.7 million of incremental expenses associated with eCommerce.

INVESTIGATION EXPENSES

In connection with the investigation of customer margin support, the Company recorded pre-tax charges in the fourth quarter of fiscal 2009 of approximately $5.7 million related to professional service fees.

WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS

During fiscal 2009, as a result of the corporate workforce reduction, the Company recorded charges of $6.7 million consisting of $5.5 million in severance charges and other benefits, and approximately $1.2 million in asset impairment charges net of a gain on the closure and sale of our Oshkosh, Wisconsin office.

In conjunction with the plan to close the Barnesville, Georgia distribution facility, the Company recorded closure costs of approximately $4.3 million during fiscal 2009, consisting of severance and other benefits of $1.7 million, asset impairment charges of $1.1 million related to the write-down of the related land, building, and equipment, $1.0 million of accelerated depreciation (included in selling, general, and administrative expenses), and $0.5 million of other closure costs.

During fiscal 2009, the Company also wrote down the carrying value of its White House, Tennessee distribution facility by approximately $0.7 million to $2.8 million to reflect the decrease in the fair market value of the facility at that time. During the third quarter of fiscal 2009, the Company sold this facility for net proceeds of approximately $2.8 million.

ROYALTY INCOME

Our royalty income increased $1.2 million, or 3.2%, to $37.6 million in fiscal 2010.

We license the use of our *Carter's, Just One You,* and *Child of Mine* brands. Domestic royalty income from these brands was approximately $18.4 million, a decrease of 0.5%, or $0.1 million, as compared to fiscal 2009 due to increased sales by our *Carter's* brand and *Just One You* brand licensees, partially offset by decreased sales from our *Child of Mine* brand licensees. The *Carter's* brand internationally generated $1.9 million in royalty income in fiscal 2010 as compared to $0.7 million in fiscal 2009.

We also license the use of our *OshKosh B'gosh, OshKosh*, and *Genuine Kids from OshKosh* brands. Royalty income from these brands increased approximately $0.1 million, or 0.6%, to $17.3 million in fiscal 2010. This increase was driven by increased sales by our *OshKosh* brand domestic licensees. The *OshKosh* brand internationally generated $7.5 million in royalty income in fiscal 2010 as compared to $7.9 million in fiscal 2009.

OPERATING INCOME

Our operating income increased $47.6 million, or 24.4%, to $243.3 million in fiscal 2010. This increase in operating income is attributable to the factors described above.

INTEREST EXPENSE, NET

Interest expense, net, in fiscal 2010 decreased $1.9 million, or 16.2%, to $9.9 million. This decrease is attributable to $53.4 million in lower weighted-average borrowings. In fiscal 2010, weighted-average borrowings were $283.3 million at an effective interest rate of 3.72% as compared to weighted-average borrowings of $336.7 million at an effective interest rate of 3.57% in fiscal 2009. In fiscal 2010, we recorded $1.7 million in interest expense related to our interest rate swap agreements. In fiscal 2009, we recorded $2.5 million in interest expense related to our interest rate swap agreements and $0.5 million in interest expense related to our interest rate collar agreement.

INCOME TAXES

Our effective tax rate was approximately 37.2% in fiscal 2010 as compared to approximately 37.1% in fiscal 2009. The effective tax rate in both years was reduced by the reversal of reserves for uncertain tax positions.

NET INCOME

As a result of the factors described above, our net income for fiscal 2010 increased $30.8 million, or 26.7%, to $146.5 million as compared to $115.6 million in fiscal 2009.

FISCAL YEAR ENDED JANUARY 2, 2010 COMPARED WITH FISCAL YEAR ENDED JANUARY 3, 2009

CONSOLIDATED NET SALES

Consolidated net sales for fiscal 2009 were $1.6 billion, an increase of $95.2 million, or 6.4%, compared to $1.5 billion in fiscal 2008. This increase reflects growth in our *Carter's* brand and *OshKosh* brand wholesale and retail store segments.

	For the fiscal years ended			
(dollars in thousands)	January 2, 2010	% of Total	January 3, 2009	% of Total
Net sales:				
Wholesale-Carter's	$ 521,307	32.8%	$ 488,594	32.7%
Wholesale-OshKosh	80,522	5.1%	80,069	5.3%
Retail-Carter's	489,740	30.8%	422,436	28.3%
Retail-OshKosh	257,289	16.2%	249,130	16.7%
Mass Channel-Carter's	240,819	15.1%	254,291	17.0%
Total net sales	$1,589,677	100.0%	$1,494,520	100.0%

CARTER'S WHOLESALE SALES

Carter's brand wholesale sales increased $32.7 million, or 6.7%, in fiscal 2009 to $521.3 million. The increase in *Carter's* brand wholesale sales was driven by a 4% increase in units shipped and a 2% increase in average price per unit, as compared to fiscal 2008. The growth in units shipped was primarily driven by strong over-the-counter performance at our wholesale customers. The increase in average price per unit was due to more competitive pricing in certain product categories, particularly to our off-price customers.

OSHKOSH WHOLESALE SALES

OshKosh brand wholesale sales increased $0.5 million, or 0.6%, in fiscal 2009 to $80.5 million. The increase in *OshKosh* brand wholesale sales was driven by a 3% increase in average price per unit, partially offset by a 3% decrease in units shipped, as compared to fiscal 2008. The increase in average price per unit reflects higher average selling prices on off-price sales as compared to fiscal 2008. The decrease in units shipped relate primarily to a reduction in off-price shipments.

CARTER'S RETAIL STORES

Carter's retail stores sales increased $67.3 million, or 15.9%, in fiscal 2009 to $489.7 million. The increase was driven by a comparable store sales increase of $26.5 million, or 6.4% (based on 240 locations), and incremental sales of $46.3 million generated by new store openings, partially offset by the impact of an additional week in fiscal 2008 of $5.2 million and store closures of $0.1 million. During fiscal 2009, on a comparable store basis, transactions increased 3.7%, units per transaction increased 2.8%, and average prices decreased 0.2% as compared to fiscal 2008. The increases in transactions and units per transaction were driven by strong product performance in all product categories, changes in our merchandising strategies which include a higher mix of opening price point items (high-volume, entry level basic products), a better assortment of in-season merchandise on the floor, in-store product presentation, and direct to consumer marketing efforts.

The Company's comparable store sales calculations include sales for all stores that were open during the comparable fiscal period, including remodeled stores and certain relocated stores. If a store relocates within the same center with no business interruption or material change in square footage, the sales for such store will continue to be included in the comparable store calculation. If a store relocates to another center or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the period are included in the comparable store sales calculation up to the date of closing.

There were a total of 276 Carter's retail stores open as of January 2, 2010. During fiscal 2009, we opened 24 stores and closed one store.

OSHKOSH RETAIL STORES

OshKosh retail store sales increased $8.2 million, or 3.3%, in fiscal 2009 to $257.3 million. The increase was due to incremental sales of $6.9 million generated by new store openings and a comparable store sales increase of $4.7 million, or 1.9% (based on 161 locations), partially offset by the impact of an additional week in fiscal 2008 of $2.6 million and store closings of $1.0 million. On a comparable store basis, transactions increased 1.9%, units per transaction increased 2.1%, and average prices decreased 2.1%.

We attribute the increases in transactions and units per transaction to strong product performance in most product categories, changes in our merchandising strategies which include a higher mix of opening price point items (high-volume, entry level basic products), a better assortment of in-season merchandise on the floor, in-store product presentation, and direct to consumer marketing efforts. The decrease in average prices during fiscal 2009 were due to increased promotional activity and a greater mix of opening price point items such as t-shirts and knit pants.

There were a total of 170 OshKosh retail stores open as of January 2, 2010. During fiscal 2009, we opened six stores and closed one store.

MASS CHANNEL SALES

Mass channel sales decreased $13.5 million, or 5.3%, in fiscal 2009 to $240.8 million. The decrease was due to decreased sales of $22.2 million, or 15.5%, of our *Child of Mine* brand to Walmart partially offset by an $8.7 million, or 7.9%, increase in sales of our *Just One Year* brand to Target. The decrease in *Child of Mine* brand sales resulted from merchandising assortment changes made by Walmart and a related reduction in floor space. The timing of product shipments also contributed to the decline in *Child of Mine* sales in fiscal 2009. The increase in *Just One Year* brand sales was driven largely by improved product performance and the addition of new programs.

GROSS PROFIT

Our gross profit increased $85.8 million, or 16.6%, to $604.4 million in fiscal 2009. Gross profit as a percentage of net sales was 38.0% in fiscal 2009 as compared to 34.7% in fiscal 2008.

The increase in gross profit as a percentage of net sales reflects:

(i) $18.2 million related to lower levels of excess and obsolete inventory charges, more favorable loss rates on off-price sales, and improved inventory management;

(ii) $17.9 million related to higher consolidated retail gross margins as a percentage of consolidated retail sales; and

(iii) $12.4 million related to a greater mix of consolidated retail sales which, on average, have a higher gross margin than sales in our wholesale and mass channel segments.

The Company includes distribution costs in its selling, general, and administrative expenses. Accordingly, the Company's gross profit may not be comparable to other companies that include such distribution costs in their cost of goods sold.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses in fiscal 2009 increased $24.4 million, or 6.0%, to $428.7 million. As a percentage of net sales, selling, general, and administrative expenses in fiscal 2009 and 2008 were 27.0%.

The changes in selling, general, and administrative expenses as a percentage of net sales reflects:

(i) $13.6 million in higher provisions for bonuses and incentive compensation; and

(ii) $14.0 million, or 7.7%, increase in consolidated retail store expenses. This increase is due primarily to new store growth.

Partially offsetting these increases were:

(i) a decline in distribution costs as a percentage of sales from 3.7% in fiscal 2008 to 3.3% in fiscal 2009 resulting from supply chain efficiencies and the closure of our Barnesville, Georgia distribution facility; and

(ii) reduced discretionary spending and increased overall focus on our corporate cost structure.

INVESTIGATION EXPENSES

In connection with the investigation of customer margin support, the Company recorded pre-tax charges in the fourth quarter of fiscal 2009 of approximately $5.7 million related to professional service fees.

EXECUTIVE RETIREMENT CHARGES

In fiscal 2008, the Company announced the retirement of an executive officer. In connection with this retirement, the Company recorded charges during fiscal 2008 of $5.3 million, $3.1 million of which related to the present value of severance and benefit obligations, and $2.2 million of which related to the accelerated vesting of stock options.

WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS

As a result of the corporate workforce reduction announced in the first quarter of fiscal 2009, we recorded charges of $6.7 million consisting of $5.5 million in severance charges and other benefits, and approximately $1.2 million in asset impairment charges net of a gain on the closure and sale of our Oshkosh, Wisconsin office during fiscal 2009.

In conjunction with the plan to close the Barnesville, Georgia distribution facility, the Company recorded closure costs of approximately $4.3 million during fiscal 2009, consisting of severance and other benefits of $1.7 million, asset impairment charges of $1.1 million related to the write-down of the related land, building, and equipment, $1.0 million of accelerated depreciation (included in selling, general, and administrative expenses), and $0.5 million of other closure costs.

During fiscal 2009, the Company wrote down the carrying value of its White House, Tennessee distribution facility by approximately $0.7 million to $2.8 million to reflect the decrease in the fair market value. During the third quarter of fiscal 2009, the Company sold this facility for net proceeds of approximately $2.8 million.

In fiscal 2008, the Company wrote down the carrying value of the White House, Tennessee distribution facility by approximately $2.6 million to $3.5 million to reflect the anticipated selling price of the property at that time.

ROYALTY INCOME

Our royalty income increased $2.7 million, or 8.1%, to $36.4 million in fiscal 2009.

We license the use of our *Carter's, Just One Year*, and *Child of Mine* brands. Royalty income from these brands was approximately $19.2 million, an increase of 12.8%, or $2.2 million, as compared to fiscal 2008 due to increased sales by our *Carter's* brand and *Child of Mine* brand licensees. The *Carter's* brand internationally generated $0.7 million in royalty income in fiscal 2009 as compared to $0.3 million in fiscal 2008.

We also license the use of our *OshKosh B'gosh, OshKosh*, and *Genuine Kids from OshKosh* brand names. Royalty income from these brands increased approximately $0.6 million, or 3.3%, to $17.2 million in fiscal 2009. This increase was driven by increased sales by our *OshKosh* brand international licensees, which generated $7.9 million in royalty income in fiscal 2009 as compared to $7.1 million in fiscal 2008, partially offset by lower domestic licensing income.

OPERATING INCOME

Our operating income increased $55.6 million, or 39.7%, to $195.6 million in fiscal 2009. This increase in operating income was due to the factors described above.

INTEREST EXPENSE, NET

Interest expense, net, in fiscal 2009 decreased $6.3 million, or 34.8%, to $11.8 million. This decrease is attributable to a lower effective interest rate on lower weighted-average borrowings. In fiscal 2009, weighted-average borrowings were $336.7 million at an effective interest rate of 3.57% as compared to weighted-average borrowings of $340.2 million at an effective interest rate of 5.75% in fiscal 2008. In fiscal 2009, we recorded $2.5 million in interest expense related to our interest rate swap agreements and $0.5 million in interest expense related to our interest rate collar agreement. In fiscal 2008, we recorded $1.1 million in interest expense related to our interest rate swap agreement and $1.2 million in interest expense related to our interest rate collar agreement.

INCOME TAXES

Our effective tax rate was approximately 37.1% in fiscal 2009 as compared to approximately 36.1% in fiscal 2008. This change was a result of the reversal of $1.5 million of uncertain tax positions related to the completion of an Internal Revenue Service examination for fiscal 2006 and 2007 and the closing of the statute of limitations recorded in fiscal 2009 as compared to the reversal of $1.9 million of uncertain tax positions related to the completion of an Internal Revenue Service examination for fiscal 2004 and 2005 and the closing of the statute of limitations recorded in fiscal 2008.

NET INCOME

As a result of the factors described above, our net income for fiscal 2009 increased $37.7 million, or 48.4%, to $115.6 million as compared to $77.9 million in fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are working capital and capital expenditures. Our primary source of liquidity will continue to be cash and cash equivalents on hand, cash flow from operations, and borrowings under our revolving credit facility, and we expect that these sources will fund our ongoing requirements for working capital and capital expenditures. These sources of liquidity may be impacted by events described in our risk factors, as further discussed in Item 1A of this filing.

Net accounts receivable at January 1, 2011 were $121.5 million compared to $82.1 million at January 2, 2010 and reflects higher levels of wholesale and mass channel sales in the latter part of fiscal 2010 as compared to the latter part of fiscal 2009.

Net inventories at January 1, 2011 were $298.5 million compared to $214.0 million at January 2, 2010. This increase primarily reflects growth in all of our businesses, increased product costs, and longer lead times.

Net cash provided by operating activities for fiscal 2010 was $85.8 million compared to $188.9 million in fiscal 2009. The decrease in operating cash flow primarily reflects changes in net working capital, partially offset by increased earnings. Net cash provided by our operating activities in fiscal 2008 was approximately $181.0 million.

We invested approximately $39.8 million in capital expenditures during fiscal 2010, $33.6 million in fiscal 2009, and $34.9 million in fiscal 2008. Major investments included retail store openings and remodelings, fixtures for our wholesale customers, and investments in information technology. We plan to invest approximately $50 million in capital expenditures in fiscal 2011 primarily for retail store openings and remodelings and investments in information technology.

Product costs can vary depending on the underlying cost of raw materials, such as cotton and polyester, and the level of labor and transportation costs. A substantial portion of the Company's products utilize cotton based fabrics, the cost of which has recently reached historically high levels. Additionally, labor costs have increased across Asia, particularly in China, where the Company currently sources more than 50% of its products. Furthermore, transportation costs to bring product to the United States have risen due to higher fuel costs and limited capacity in the marketplace. The Company purchases finished goods largely from foreign suppliers and pays its suppliers in U.S. currency. Consequently, the Company's product costs have been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have begun to result in higher costs of goods sold and inventory levels, and have adversely impacted our profitability and cash flows from operations. We expect that higher product costs will continue to adversely impact our profitability and cash flow through at least fiscal 2011.

On February 16, 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. On June 15, 2010, the Company's Board of Directors approved a new share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007.

During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the authorization and through fiscal 2010, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. We have reduced common stock by the par value of such shares repurchased and have deducted the remaining excess repurchase price over par value from additional paid-in capital. Future repurchases may occur from time to time in the open market, in negotiated transactions, or otherwise. The timing and amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions, share price, other investment priorities, and other factors. The total remaining capacity under this authorization was approximately $58.9 million as of January 1, 2011. This authorization has no expiration date.

On October 15, 2010, the Company entered into a new $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The new revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the new revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the new revolving credit facility (five years).

The term of the new revolving credit facility expires October 15, 2015. This revolving credit facility provides for two pricing options for revolving loans: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its prime rate, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%. Amounts currently outstanding under the revolving credit facility initially accrue interest at a LIBOR rate plus 2.25%.

The new revolving credit facility contains and defines financial covenants, including a lease adjusted leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness plus six times rent expense to consolidated net income before interest, taxes, depreciation, amortization, and rent expense ("EBITDAR")) to exceed (x) if such period ends on or before December 31, 2014, 3.75:1.00 and (y) if such period ends after December 31, 2014, 3.50:1.00; and consolidated fixed charge coverage ratio (defined as, with certain adjustments, the ratio of consolidated EBITDAR to consolidated fixed charges (defined as interest plus rent expense)), for any such period to be less than 2.75:1.00. As of January 1, 2011, the Company believes it was in compliance with its debt covenants.

At January 1, 2011, we had approximately $236.0 million in revolver borrowings, exclusive of $8.6 million of outstanding letters of credit. At January 2, 2010, we had approximately $334.5 million in former term loan borrowings and no borrowings under our former revolver, exclusive of approximately $8.6 million of outstanding letters of credit. Weighted-average borrowings for fiscal 2010 were $283.3 million at an effective rate of 3.72% as compared to weighted-average borrowings of $336.7 million at an effective rate of 3.57% in fiscal 2009.

Our operating results are subject to risk from interest rate fluctuations on our revolving credit facility, which carries variable interest rates. As of January 1, 2011, our outstanding variable rate debt aggregated approximately $236.0 million. An increase or decrease of 1% in the applicable rate would increase or decrease our annual interest cost by approximately $2.4 million and could have an adverse effect on our earnings and cash flow.

The following table summarizes as of January 1, 2011, the maturity or expiration dates of mandatory contractual obligations and commitments for the following fiscal years:

(dollars in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt	$ —	$ —	$ —	$ —	$236,000	$ —	$ 236,000
Interest on debt:							
Variable rate (a)	5,925	5,925	5,925	5,925	5,925	—	29,625
Operating leases (see Note 10 to the Consolidated Financial Statements)	67,318	60,821	55,527	48,173	35,924	111,609	379,372
Total financial obligations	73,243	66,746	61,452	54,098	277,849	111,609	644,997
Letters of credit	8,571	—	—	—	—	—	8,571
Purchase obligations (b)	530,396	—	—	—	—	—	530,396
Total financial obligations and commitments	$612,210	$66,746	$61,452	$54,098	$277,849	$111,609	$1,183,964

(a) Reflects estimated variable rate interest on obligations outstanding on our revolving credit facility as of January 1, 2011 using an interest rate of 2.51% (rate in effect at January 1, 2011).

(b) Unconditional purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The purchase obligations category above relates to commitments for inventory purchases. Amounts reflected on the accompanying audited consolidated balance sheets in accounts payable or other current liabilities are excluded from the table above.

In addition to the total contractual obligations and commitments in the table above, we have post-retirement benefit obligations and reserves for uncertain tax positions, included in other current and other long-term liabilities as further described in Note 7 and Note 8, respectively, to the accompanying audited consolidated financial statements.

Based on our current outlook, we believe that cash generated from operations and available cash, together with amounts available under our revolving credit facility, will be adequate to meet our working capital needs and capital expenditure requirements for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount, if any, outstanding under our revolving credit facility on or before October 15, 2015.

EFFECTS OF INFLATION AND DEFLATION; OPERATING COSTS

The Company is subject to both inflationary and deflationary risks. With respect to inflation, the Company is experiencing, and expects to continue to experience for the foreseeable future, increases in the cost of its products, driven by increases in underlying component costs, such as cotton, polyester, labor rates, and transportation costs. The Company's product costs have also been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have begun to result in higher costs of goods sold and inventory levels. Although we plan to raise our selling prices on some of our products, we do not expect in the near term to be able to fully absorb these cost increases and our profitability will be adversely impacted.

In recent years, the Company has also experienced deflationary pressure on its selling prices, in part driven by intense price competition in the young children's apparel industry. In this environment there is a risk that customers will not accept our price increases. If the Company is unable to effectively raise selling prices to help offset higher production costs, the adverse effect on our profitability may be even greater than anticipated.

SEASONALITY

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, generally resulting in lower sales and gross profit in the first half of our fiscal year. Our consolidated net sales over the past five fiscal years have typically been generated in the second half of our fiscal year (approximately 57%). Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the accompanying audited consolidated financial statements. The following discussion addresses our critical accounting policies and estimates, which are those policies that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition: We recognize wholesale, mass channel, and eCommerce revenue after shipment of products to customers, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers to assist these customers with inventory clearance or promotions. Such amounts are reflected as a reduction of net sales and are recorded based upon agreements with customers, historical trends, and annual forecasts. Retail store revenues are recognized at the point of sale. We reduce revenue for estimated customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. Our credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered.

We contract with a third-party service to provide us with the fair value of cooperative advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with accounting guidance on consideration given by a vendor to a customer/reseller, we have included the fair value of these arrangements of approximately $4.0 million in fiscal 2010, $3.3 million in fiscal 2009, and $2.5 million in fiscal 2008 as a component of selling, general, and administrative expenses on the accompanying audited consolidated statement of operations rather than as a reduction of revenue. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales.

Inventory: We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than we project, additional write-downs may be required.

Goodwill and tradename: As of January 1, 2011, we had approximately $136.6 million in Carter's goodwill and $305.7 million of aggregate value related to the *Carter's* and *OshKosh* tradename assets. The fair value of the *Carter's* tradename was estimated using a discounted cash flow analysis at the time of the acquisition of Carter's, Inc. which was consummated on August 15, 2001. The particular discounted cash flow approach utilized the hypothetical cost savings that accrue as a result of our ownership of the tradename. The fair value of the *OshKosh* tradename was also estimated at its acquisition date using an identical discounted cash flow analysis. The *Carter's* and *OshKosh* tradenames were determined to have indefinite lives.

The carrying values of the goodwill and tradename assets are subject to annual impairment reviews in accordance with accounting guidance on goodwill and other intangible assets, as of the last day of each fiscal year. Impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. We use discounted cash flow models to determine the fair value of these assets, using assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment charge is recognized in the amount equal to that excess.

We perform impairment tests of our goodwill at our reporting unit level, which is consistent with our operating segments. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. We use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of a reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models, but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, as discussed above, in accordance with accounting guidance, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical marketplace participant would use. As a result, the cost of capital and/or discount rates used in our analyses may increase or decrease based on market conditions and trends, regardless of whether our actual cost of capital has changed. Therefore, we may recognize an impairment of an intangible asset or assets even though realized actual cash flows are approximately equal to or greater than our previously forecasted amounts.

Accrued expenses: Accrued expenses for workers' compensation, incentive compensation, health insurance, and other outstanding obligations are assessed based on actual commitments, statistical trends, and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Loss contingencies: We record accruals for various contingencies including legal exposures as they arise in the normal course of business. In accordance with accounting guidance on contingencies, we determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Our assessment is developed in consultation with our internal and external counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by its nature is unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, our assessment may prove ultimately to be incorrect, which could materially impact our consolidated financial statements.

Accounting for income taxes: As part of the process of preparing the accompanying audited consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign). We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those uncertain tax positions where it is "more likely than not" that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not "more likely than not" that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest is also recognized. We also assess permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, stock-based compensation expense, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying audited consolidated statement of operations.

Employee benefit plans: We sponsor a defined contribution plan, a frozen defined benefit pension plan and other unfunded post-retirement plans. The defined benefit pension and post-retirement plans require an actuarial valuation to determine plan obligations and related periodic costs. We use independent actuaries to assist with these calculations. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, employee demographic assumptions including mortality rates, and changes in health care costs. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions. Actual results that differ from the actuarial assumptions are reflected as unrecognized gains and losses. Unrecognized gains and losses that exceed 10% of the greater of the plan's projected benefit obligations or market value of assets are amortized to earnings over the estimated service life of the remaining plan participants.

Significant assumptions used in valuing the Company's net obligation under its Oshkosh B'Gosh pension plan under which retirement benefits were frozen as of December 31, 2005 are expected long-term rates of return on plans assets and the discount rate used to determine the plan's projected benefit obligation. Expected long-term rates of return on plan assets were estimated to be 7.5% for the fiscal year ended January 1, 2011. Our strategy with regards to the investments in the pension plan is to earn a rate of return sufficient to fund all pension obligations as they arise. The long-term rate of return assumption considers current market trends, historical investment performance, and the portfolio mix of investments and has been set at 7.5% for fiscal 2011. The discount rate used to determine the plan's projected benefit obligation was 5.5% for the year ended January 1, 2011. This discount rate was used to calculate the present value of expected future cash flows for benefit payments. The rate used reflects the comparable long-term rate of return on a pool of high quality fixed income investments.

Any future obligations under our plan not funded from investment returns on plan assets will be funded from cash flows from operations. The assumptions used in computing our net pension expense and projected benefit obligations have a significant impact on the amounts recorded. A 0.25% change in the assumptions identified below would have had the following effects on the net pension expense and projected benefit obligation as of and for the year ended January 1, 2011.

	Increase		Decrease	
(dollars in millions)	**Discount rate**	**Return on plan assets**	**Discount rate**	**Return on plan assets**
Net pension expense	$ —	$(0.1)	$0.1	$0.1
Projected benefit obligation	$(1.7)	$ —	$1.8	$ —

The most significant assumption used to determine the Company's projected benefit obligation under its post-retirement life and medical plan under which retirement benefits were frozen in 1991 is the discount rate used to determine the plan's projected benefit obligation. A 0.25% change in the assumed discount rate would result in an increase or decrease, as applicable, in plan's projected benefit obligation of approximately $0.2 million.

See Note 7, "Employee Benefits Plans," to the accompanying audited consolidated financial statements for further details on rates and assumptions.

Stock-based compensation arrangements: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of accounting guidance on share-based payments. The Company adopted this guidance using the modified prospective application method of transition. The Company uses the Black-Scholes option pricing model, which requires the use of subjective assumptions. These assumptions include the following:

Volatility—This is a measure of the amount by which a stock price has fluctuated or is expected to fluctuate. The Company uses actual monthly historical changes in the market value of our stock covering the expected life of stock options being valued. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the stock option. An increase in the risk-free interest rate will increase compensation expense.

Expected term—This is the period of time over which the stock options granted are expected to remain outstanding and is based on historical experience and estimated future exercise behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. An increase in the expected term will increase compensation expense.

Dividend yield—The Company does not have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

Forfeitures—The Company estimates forfeitures of stock-based awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying audited consolidated statement of operations.

The Company accounts for its performance-based awards in accordance with accounting guidance on share-based payments and records stock-based compensation expense over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance criteria and adjusts stock-based compensation expense based on its probability assessment.

FORWARD-LOOKING STATEMENTS

Statements contained herein that relate to our future performance, including, without limitation, statements with respect to our anticipated results of operations or level of business for fiscal 2011 or any other future period, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. These risks are described herein under the heading "Risk Factors" on page 8. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY AND INTEREST RATE RISKS

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks and our strategies to manage our exposure to them are discussed below.

We contract for production with third parties primarily in Asia and South and Central America. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income (loss) in future years. In order to manage this risk, we source products from over 100 vendors in over 15 countries, providing us with flexibility in our production should significant fluctuations occur between the United States dollar and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations. We do not hedge foreign currency exchange rate risk.

Our operating results are subject to risk from interest rate fluctuations on our revolving credit facility, which carries variable interest rates. As of January 1, 2011, our outstanding variable rate debt aggregated approximately $236.0 million. An increase or decrease of 1% in the applicable rate would increase or decrease our annual interest cost by $2.4 million and could have an adverse effect on our net income (loss) and cash flow.

OTHER RISKS

We enter into various purchase order commitments with our suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. As we rely exclusively on our full-package global sourcing network, we could incur more of these termination charges, which could increase our cost of goods sold and have a material impact on our business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Carter's, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Carter's, Inc. at January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
March 2, 2011

CARTER'S, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except for share data)

	January 1, 2011	January 2, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 247,382	$ 335,041
Accounts receivable, net of reserve for doubtful accounts of $3,251 in fiscal 2010 and $2,616 in fiscal 2009	121,453	82,094
Finished goods inventories, net	298,509	214,000
Prepaid expenses and other current assets	17,372	11,114
Deferred income taxes	31,547	33,419
Total current assets	716,263	675,668
Property, plant, and equipment, net	94,968	86,077
Tradenames	305,733	305,733
Goodwill	136,570	136,570
Licensing agreements, net of accumulated amortization of $19,100 in fiscal 2010 and $17,323 in fiscal 2009	—	1,777
Deferred debt issuance costs, net	3,332	2,469
Other assets	316	305
Total assets	$1,257,182	$1,208,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 3,503
Accounts payable	116,481	97,546
Other current liabilities	66,891	69,568
Total current liabilities	183,372	170,617
Long-term debt	236,000	331,020
Deferred income taxes	113,817	110,676
Other long-term liabilities	44,057	40,262
Total liabilities	577,246	652,575
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at January 1, 2011 and January 2, 2010	—	—
Common stock, voting; par value $.01 per share; 150,000,000 shares authorized; 57,493,567 and 58,081,822 shares issued and outstanding at January 1, 2011 and January 2, 2010, respectively	575	581
Additional paid-in capital	210,600	235,330
Accumulated other comprehensive loss	(1,890)	(4,066)
Retained earnings	470,651	324,179
Total stockholders' equity	679,936	556,024
Total liabilities and stockholders' equity	$1,257,182	$1,208,599

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Net sales	$1,749,256	$1,589,677	$1,494,520
Cost of goods sold	1,075,384	985,323	975,999
Gross profit	673,872	604,354	518,521
Selling, general, and administrative expenses	468,192	428,674	404,274
Investigation expenses	—	5,717	—
Executive retirement charges	—	—	5,325
Workforce reduction, facility write-down, and closure costs	—	10,771	2,609
Royalty income	(37,576)	(36,421)	(33,685)
Operating income	243,256	195,613	139,998
Interest income	(575)	(219)	(1,491)
Interest expense	10,445	12,004	19,578
Income before income taxes	233,386	183,828	121,911
Provision for income taxes	86,914	68,188	44,007
Net income	$ 146,472	$ 115,640	$ 77,904
Basic net income per common share (Note 2)	$ 2.50	$ 2.03	$ 1.37
Diluted net income per common share (Note 2)	$ 2.46	$ 1.97	$ 1.33

Form 10-K

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Cash flows from operating activities:			
Net income	$ 146,472	$115,640	$ 77,904
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,727	32,274	30,158
Amortization of debt issuance costs	2,616	1,129	1,145
Non-cash stock-based compensation expense	7,303	6,775	8,652
Non-cash asset impairment and facility write-down charges	—	4,669	2,609
(Gain) loss on disposal/sale of property, plant, and equipment	(118)	(962)	323
Income tax benefit from exercised stock options	(9,249)	(11,750)	(3,531)
Deferred income taxes	4,370	2,270	(321)
Effect of changes in operating assets and liabilities:			
Accounts receivable	(39,359)	3,358	9,143
Inventories	(84,509)	(10,514)	22,008
Prepaid expenses and other assets	(6,269)	(1,363)	(2,043)
Accounts payable	18,935	19,155	19,840
Other liabilities	13,902	28,178	15,154
Net cash provided by operating activities	85,821	188,859	181,041
Cash flows from investing activities:			
Capital expenditures	(39,782)	(33,600)	(34,947)
Proceeds from sale of property, plant, and equipment	286	4,084	—
Net cash used in investing activities	(39,496)	(29,516)	(34,947)
Cash flows from financing activities:			
Payments on Term Loan (see Note 4)	(334,523)	(3,503)	(3,503)
Proceeds from revolving credit facility (see Note 4)	236,000	—	—
Payments of debt issuance costs	(3,479)	—	—
Repurchases of common stock	(50,000)	—	(33,637)
Income tax benefit from exercised stock options	9,249	11,750	3,531
Proceeds from exercise of stock options	8,769	5,102	852
Net cash (used in) provided by financing activities	(133,984)	13,349	(32,757)
Net (decrease) increase in cash and cash equivalents	(87,659)	172,692	113,337
Cash and cash equivalents at beginning of period	335,041	162,349	49,012
Cash and cash equivalents at end of period	$ 247,382	$335,041	$162,349

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands, except for share data)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balance at December 29, 2007	$576	$232,356	$ 2,671	$130,635	$366,238
Income tax benefit from exercised stock options		3,531			3,531
Exercise of stock options (624,415 shares)	6	846			852
Stock-based compensation expense		8,022			8,022
Issuance of common stock (43,386 shares)	1	629			630
Repurchases of common stock (2,126,361 shares)	(20)	(33,617)			(33,637)
Comprehensive (loss) income:					
Net income				77,904	77,904
Unrealized loss on OshKosh defined benefit plan, net of tax of $5,850			(9,996)		(9,996)
Unrealized gain on Carter's post-retirement benefit obligation, net of tax of $494			844		844
Unrealized loss on interest rate swap, net of tax of $582			(1,026)		(1,026)
Unrealized gain on interest rate collar, net of tax of $122			189		189
Total comprehensive (loss) income	—	—	(9,989)	77,904	67,915
Balance at January 3, 2009	563	211,767	(7,318)	208,539	413,551
Income tax benefit from exercised stock options		11,750			11,750
Exercise of stock options (1,528,096 shares)	15	5,087			5,102
Restricted stock activity	3	(3)			—
Stock-based compensation expense		6,012			6,012
Issuance of common stock (34,404 shares)		717			717
Comprehensive income:					
Net income				115,640	115,640
Unrealized gain on OshKosh defined benefit plan, net of tax of $1,349			2,309		2,309
Unrealized gain on Carter's post-retirement benefit obligation, net of tax of $100			131		131
Unrealized gain on interest rate swap, net of tax of $238			405		405
Realized gain on interest rate collar, net of tax of $216			407		407
Total comprehensive income	—	—	3,252	115,640	118,892
Balance at January 2, 2010	581	235,330	(4,066)	324,179	556,024
Income tax benefit from exercised stock options		9,249			9,249
Exercise of stock options (1,326,099 shares)	13	8,756			8,769
Restricted stock activity	1	(1)			—
Stock-based compensation expense		6,396			6,396
Issuance of common stock (26,147 shares)		850			850
Repurchases of common stock (2,058,830 shares)	(20)	(49,980)			(50,000)
Comprehensive income:					
Net income				146,472	146,472
Unrealized gain on OshKosh defined benefit plan, net of tax of $620			1,137		1,137
Unrealized gain on Carter's post-retirement benefit obligation, net of tax of $100			185		185
Realized gain on interest rate swap, net of tax of $97			166		166
Unrealized gain on interest rate swap, net of tax of $378			688		688
Total comprehensive income	—	—	2,176	146,472	148,648
Balance at January 1, 2011	$575	$210,600	$(1,890)	$470,651	$679,936

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

Carter's, Inc. and its wholly owned subsidiaries (collectively, the "Company," "we," "us," "its," and "our") design, source, and market branded childrenswear under the *Carter's, Child of Mine, Just One You, Precious Firsts*, *OshKosh*, and related brands. Our products are sourced through contractual arrangements with manufacturers worldwide for wholesale distribution to major domestic retailers, including the mass channel, our 306 Carter's and 180 OshKosh retail stores, and our eCommerce business that market our brand name merchandise and other licensed products manufactured by other companies.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The accompanying audited consolidated financial statements include the accounts of Carter's, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

RECLASSIFICATIONS:

Certain prior year amounts have been reclassified for comparative purposes.

FISCAL YEAR:

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. The accompanying audited consolidated financial statements reflect our financial position as of January 1, 2011 and January 2, 2010 and results of operations for the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009. The fiscal years ended January 1, 2011 (fiscal 2010) and January 2, 2010 (fiscal 2009), each contain 52 weeks. The fiscal year ended January 3, 2009 (fiscal 2008) contains 53 weeks.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. Our cash and cash equivalents consist of deposit accounts, cash management funds invested in U.S. Treasury securities, and municipal obligations that provide income exempt from federal income taxes. We had cash deposits, in excess of deposit insurance limits, in three banks at January 1, 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

ACCOUNTS RECEIVABLE:

Approximately 82.9% of our gross accounts receivable at January 1, 2011 and 86.2% at January 2, 2010 were from our ten largest wholesale and mass channel customers. Of these customers, four had individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 17%) at January 1, 2011. At January 2, 2010, three customers had individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 27%). Sales to these customers represent 80.8% and 81.1% of total wholesale and mass channel net sales for fiscal 2010 and fiscal 2009, respectively. In fiscal 2010 and 2009, one customer accounted for approximately 10% of our consolidated net sales.

Components of accounts receivable as of January 1, 2011 and January 2, 2010 are as follows:

(dollars in thousands)	January 1, 2011	January 2, 2010
Trade receivables, net	$107,804	$70,827
Royalties receivable	9,531	8,958
Tenant allowances and other receivables	4,118	2,309
Total	$121,453	$82,094

INVENTORIES:

Inventories are stated at the lower of cost (first-in, first-out basis for wholesale and mass channel inventory and average cost for retail inventories) or market. We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY, PLANT, AND EQUIPMENT:

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings from 15 to 26 years and retail store fixtures, equipment, and computers from 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases, if any, are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale and mass channel accounts. The cost of these fixtures is amortized over a three-year period.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

GOODWILL AND OTHER INTANGIBILE ASSETS:

Goodwill as of January 1, 2011, represents the excess of the cost of the acquisition of Carter's, Inc. by Berkshire Partners LLC which was consummated on August 15, 2001 (the "2001 Acquisition") over the fair value of the net assets acquired. Our goodwill is not deductible for tax purposes. Our *Carter's* goodwill and *Carter's* and *OshKosh* tradenames are deemed to have indefinite lives and are not being amortized.

In connection with the acquisition of OshKosh on July 14, 2005 (the "Acquisition"), the Company recorded goodwill, tradename, licensing, and leasehold interest assets. During fiscal 2007, the Company recorded impairment charges of approximately $36.0 million and $106.9 million on the goodwill for the OshKosh wholesale and retail segments, respectively. In addition, an impairment charge of $12.0 million was recorded to reflect the impairment of the value ascribed to the *OshKosh* tradename asset.

The carrying values of the goodwill and tradename assets are subject to annual impairment reviews in accordance with accounting guidance on goodwill and other intangible assets, as of the last day of each fiscal year. Impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Based upon our most recent assessment performed as of January 1, 2011, we determined that there is no impairment of our goodwill or tradename assets. We use discounted cash flow models to determine the fair value of these assets, using assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment charge is recognized in the amount equal to that excess.

We perform impairment tests of our goodwill at our reporting unit level, which is consistent with our operating segments. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. We use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of a reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models, but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, as discussed above, in accordance with accounting guidance, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical marketplace participant would use. As a result, the cost of capital and/or discount rates used in our analyses may increase or decrease based on market conditions and trends, regardless of whether our Company's actual cost of capital has changed. Therefore, our Company may recognize an impairment of an intangible asset or assets even though realized actual cash flows are approximately equal to or greater than our previously forecasted amounts.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The Company's intangible assets were as follows:

		Fiscal 2010			Fiscal 2009		
(dollars in thousands)	Weighted-average useful life	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Carter's goodwill (1)	Indefinite	$136,570	$ —	$136,570	$136,570	$ —	$136,570
Carter's tradename	Indefinite	$220,233	$ —	$220,233	$220,233	$ —	$220,233
OshKosh tradename	Indefinite	$ 85,500	$ —	$ 85,500	$ 85,500	$ —	$ 85,500
OshKosh licensing agreements	4.7 years	$ 19,100	$19,100	$ —	$ 19,100	$17,323	$ 1,777

(1) $51.8 million of which relates to Carter's wholesale segment, $82.0 million of which relates to Carter's retail segment, and $2.7 million of which relates to Carter's mass channel segment.

Amortization expense for intangible assets subject to amortization was approximately $1.8 million for the fiscal year ended January 1, 2011, $3.7 million for the fiscal year ended January 2, 2010, and $4.1 million for the fiscal year ended January 3, 2009. All intangible assets subject to amortization were fully amortized as of January 1, 2011.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS:

We review other long-lived assets, including property, plant, and equipment, and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value.

DEFERRED DEBT ISSUANCE COSTS:

Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the life of the related debt. During the second quarter of fiscal 2010, the Company wrote off approximately $0.5 million of unamortized debt issuance costs related to the $100 million prepayment of a portion of its former term loan debt. On October 15, 2010, the Company entered into a new $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The new revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the new revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the new revolving credit

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

facility (five years). Amortization approximated $0.9 million (exclusive of $1.7 million related to prepayments) for the fiscal year ended January 1, 2011 and $1.1 million for fiscal years ended January 2, 2010 and January 3, 2009.

CASH FLOW HEDGES:

Our former senior credit facility required us to hedge at least 25% of our variable rate debt under this facility. The Company entered into interest rate swap agreements in order to hedge the risk of interest rate fluctuations. These interest rate swap agreements were designated as cash flow hedges of the variable interest payments on a portion of our variable rate former term loan debt. Our interest rate swap agreements were traded in the over-the-counter market. Fair values were based on quoted market prices for similar assets or liabilities or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers, and market transactions.

In connection with the repayment of the Company's former term loan, the Company terminated its two remaining interest rate swap agreements totaling $100.0 million originally scheduled to mature in January 2011.

The unrealized gain related to the swap agreements, net of tax, was approximately $0.7 million for the fiscal year ended January 1, 2011 and $0.4 million for the fiscal year ended January 2, 2010. The unrealized loss related to the swap agreement, net of tax benefit, was approximately $1.0 million for the fiscal year ended January 3, 2009. The realized gain related to the swap agreements, net of tax, was approximately $0.2 million for the fiscal year ended January 1, 2011. These unrealized gains and losses and realized gain, net of tax, are included within accumulated other comprehensive (loss) income on the accompanying audited consolidated balance sheets. In fiscal 2010, 2009, and 2008, we recorded $1.7 million, $2.5 million, and $1.1 million, respectively, in interest expense related to the swap agreements.

On May 25, 2006, we entered into an interest rate collar agreement (the "collar") with a LIBOR floor of 4.3% and a ceiling of 5.5%. The collar covered $100 million of our variable rate former term loan debt and was designated as a cash flow hedge of the variable interest payments on such debt. The collar matured on January 31, 2009. For the fiscal year ended January 2, 2010, the Company realized a gain of approximately $0.4 million, net of taxes, related to the collar. The unrealized gain, net of taxes, related to the collar was approximately $0.2 million for the fiscal year ended January 3, 2009. These realized and unrealized gains related to the collar, net of tax, are included within accumulated other comprehensive (loss) income on the accompanying audited consolidated balance sheets. In fiscal 2009, we recorded $0.5 million in interest expense related to the collar.

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:

Accumulated other comprehensive (loss) income, shown as a component of stockholders' equity on the accompanying audited consolidated balance sheets, reflects realized gains and unrealized gains or losses on the Company's interest rate swap and collar agreements, net of taxes, which are not included in the determination of net income. These realized gains and unrealized gains and losses are recorded directly into accumulated other comprehensive (loss) income and are referred to as comprehensive (loss) income items. Accumulated other comprehensive (loss) income also reflects adjustments to the Company's defined benefit and post-retirement plan assets and liabilities as of the end of the year, and

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

the gains and losses and prior service costs or credits, net of tax, that arise during the period but that are not recognized as components of net periodic benefit cost pursuant to accounting guidance on pensions and post-retirement benefits.

Accumulated other comprehensive income is summarized as follows:

(dollars in thousands)	Pension / post-retirement liability adjustment	Derivative hedging adjustment	Accumulated other comprehensive income
Balance at December 29, 2007	$ 3,500	$ (829)	$ 2,671
Current year change	(9,152)	(837)	(9,989)
Balance at January 3, 2009	(5,652)	(1,666)	(7,318)
Current year change	2,440	812	3,252
Balance at January 2, 2010	(3,212)	(854)	(4,066)
Current year change	1,322	854	2,176
Balance at January 1, 2011	$(1,890)	$ —	$(1,890)

As of January 1, 2011, other accumulated comprehensive income for the pension/post-retirement liability adjustment are net of tax benefit of $1.1 million.

REVENUE RECOGNITION:

Revenues consist of sales to customers, net of returns, accommodations, allowances, deductions, and cooperative advertising. We consider revenue realized or realizable and earned when the product has been shipped, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. We provide accommodations and allowances to our major wholesale and mass channel customers in order to assist these customers with inventory clearance and promotions. Such amounts are reflected as a reduction of net sales and are recorded based on agreements with customers, historical trends, and annual forecasts. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. Our credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

We contract with a third-party service to provide us with the fair value of cooperative advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with accounting guidance on consideration given by a vendor to a

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

customer/reseller, we have included the fair value of these arrangements of approximately $4.0 million in fiscal 2010, $3.3 million in fiscal 2009, and $2.5 million in fiscal 2008 as a component of selling, general, and administrative expenses on the accompanying audited consolidated statement of operations rather than as a reduction of revenue. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS:

Shipping and handling costs include related labor costs, third-party shipping costs, shipping supplies, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general, and administrative expenses. These costs amounted to approximately $33,285,000 for fiscal 2010, $31,914,000 for fiscal 2009, and $36,727,000 for fiscal 2008.

With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed are included in revenue and the related cost is charged to cost of goods sold. In addition, shipping and handling costs billed to our eCommerce customers are included in revenue and the related cost is charged to cost of goods sold. For fiscal years 2010, 2009, and 2008, the Company billed customers approximately $1,521,000, $133,000, and $185,000, respectively.

ROYALTIES AND LICENSE FEES:

We license the *Carter's, Just One You, Precious Firsts, Child of Mine, OshKosh B'gosh*, *OshKosh*, and *Genuine Kids from OshKosh* trademarks to other companies for use on baby and young children's products, including bedding, outerwear, sleepwear, shoes, underwear, socks, room décor, toys, stationery, hair accessories, furniture, gear and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees.

STOCK-BASED COMPENSATION ARRANGEMENTS:

In accordance with the fair value recognition provisions of accounting guidance on share-based payments, the Company recognizes stock-based compensation expense for its share-based payments based on the fair value of the awards at the grant date.

We determine the fair value of stock options using the Black-Scholes option pricing model, which requires the use of the following subjective assumptions:

Volatility—This is a measure of the amount by which a stock price has fluctuated or is expected to fluctuate. The Company uses actual monthly historical changes in the market value of our stock covering the expected life of options being valued. An increase in the expected volatility will increase stock-based compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase stock-based compensation expense.

Expected term—This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience and estimated future exercise behavior.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. An increase in the expected term will increase stock-based compensation expense.

Dividend yield—The Company does not have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease stock-based compensation expense.

Forfeitures—The Company estimates forfeitures of stock-based awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying audited consolidated statements of operations.

The Company accounts for its performance-based awards in accordance with accounting guidance on share-based payments and records stock-based compensation expense over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance criteria and adjusts stock-based compensation expense based on its probability assessment.

The fair value of restricted stock is determined based on the quoted closing price of our common stock on the date of grant.

INCOME TAXES:

The accompanying audited consolidated financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is "more likely than not" that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those uncertain tax positions where it is "more likely than not" that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not "more likely than not" that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. Where applicable, associated interest is also recognized.

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid in cash approximated $7,787,000 for the fiscal year ended January 1, 2011, $10,515,000 for the fiscal year ended January 2, 2010, and $19,074,000 for the fiscal year ended January 3, 2009. Income taxes paid in cash approximated $71,745,000 for the fiscal year ended

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

January 1, 2011, $54,580,000 for the fiscal year ended January 2, 2010, and $44,157,000 for the fiscal year ended January 3, 2009.

EARNINGS PER SHARE:

The Company calculates basic and diluted net income per common share in accordance with accounting guidance which requires earnings per share to be calculated pursuant to the two-class method for unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid).

Basic net income per share is calculated by dividing net income for the period by the weighted-average common shares outstanding for the period. Diluted net income per share includes the effect of dilutive instruments, such as stock options and restricted stock, and uses the average share price for the period in determining the number of shares that are to be added to the weighted-average number of shares outstanding.

For the fiscal years ended January 1, 2011 and January 2, 2010, antidilutive shares of 599,000 and 1,035,500, respectively, were excluded from the computations of diluted earnings per share. For the fiscal year ended January 3, 2009, antidilutive shares of 1,539,650 and performance-based stock options of 220,000 were excluded from the computations of diluted earnings per share.

The following is a reconciliation of basic common shares outstanding to diluted common and common equivalent shares outstanding:

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Weighted-average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	58,135,868	56,653,460	56,309,454
Dilutive effect of unvested restricted stock	117,708	119,886	76,843
Dilutive effect of stock options	762,473	1,574,378	1,889,704
Diluted number of common and common equivalent shares outstanding	59,016,049	58,347,724	58,276,001
Basic net income per common share:			
Net income	$146,472,000	$115,640,000	$77,904,000
Income allocated to participating securities	(1,202,948)	(910,980)	(610,270)
Net income available to common shareholders	$145,269,052	$114,729,020	$77,293,730
Basic net income per common share	$ 2.50	$ 2.03	$ 1.37
Diluted net income per common share:			
Net income	$146,472,000	$115,640,000	$77,904,000
Income allocated to participating securities	(1,187,501)	(886,537)	(590,605)
Net income available to common shareholders	$145,284,499	$114,753,463	$77,313,395
Diluted net income per common share	$ 2.46	$ 1.97	$ 1.33

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

EMPLOYEE BENEFIT PLANS:

The Company accounts for its employee benefit plans in accordance with accounting guidance on defined benefit pension and other post-retirement plans which requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability on its balance sheet. It also requires an employer to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 715-30. These costs are then subsequently recognized as components of net periodic benefit cost in the consolidated statement of operations.

We adjusted accumulated other comprehensive (loss) income related to the Company's post-retirement benefit obligations by approximately $0.3 million, or $0.2 million, net of tax, in fiscal 2010, $0.2 million, or $0.1 million, net of tax, in fiscal 2009, and $1.3 million, or $0.8 million, net of tax, in fiscal 2008 to reflect changes in underlying assumptions including projected claims and population. In addition, the Company recorded an unrealized gain of $1.8 million, or $1.1 million, net of tax, in fiscal 2010, an unrealized gain of $3.7 million, or $2.3 million, net of tax, during fiscal 2009, and an unrealized loss of $15.8 million, or $10.0 million, net of tax, during fiscal 2008 to the OshKosh pension plan asset and accumulated other comprehensive (loss) income to reflect changes in the funded status of this plan.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for the Company with the reporting period beginning January 3, 2010 (the first day of fiscal 2010), except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 2, 2011 (the first day of fiscal 2011). The Company has included the required disclosures in Note 9.

In February 2010, new accounting guidance was issued related to subsequent events. This guidance amended guidance previously issued in May 2009 regarding subsequent events and states that an entity that is a Securities and Exchange Commission ("SEC") filer is no longer required to disclose the date through which subsequent events have been evaluated. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

NOTE 3—PROPERTY, PLANT, AND EQUIPMENT:

Property, plant, and equipment consisted of the following:

(dollars in thousands)	January 1, 2011	January 2, 2010
Retail store fixtures, equipment, and computers	$ 142,437	$ 128,706
Land, buildings, and improvements	69,675	60,141
Marketing fixtures	19,679	12,922
Construction in progress	5,264	5,750
	237,055	207,519
Accumulated depreciation and amortization	(142,087)	(121,442)
Total	$ 94,968	$ 86,077

Depreciation and amortization expense was approximately $29,950,000 for the fiscal year ended January 1, 2011, $28,557,000 for the fiscal year ended January 2, 2010, and $26,053,000 for the fiscal year ended January 3, 2009.

NOTE 4—LONG-TERM DEBT:

Long-term debt consisted of the following:

(dollars in thousands)	January 1, 2011	January 2, 2010
Revolving credit facility	$236,000	$ —
Former term loan	—	334,523
Current maturities	—	(3,503)
Total long-term debt	$236,000	$331,020

On October 15, 2010, the Company entered into a new $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The new revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the new revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the new revolving credit facility (five years). At January 1, 2011, we had approximately $236.0 million in revolver borrowings, exclusive of $8.6 million of outstanding letters of credit, at an effective interest rate of 2.51%.

The term of the new revolving credit facility expires October 15, 2015. This revolving credit facility provides for two pricing options for revolving loans: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its prime rate, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially

NOTE 4—LONG-TERM DEBT: (Continued)

equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%. Amounts currently outstanding under the revolving credit facility initially accrue interest at a LIBOR rate plus 2.25%.

The new revolving credit facility contains and defines financial covenants, including a lease adjusted leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness plus six times rent expense to consolidated net income before interest, taxes, depreciation, amortization, and rent expense ("EBITDAR")) to exceed (x) if such period ends on or before December 31, 2014, 3.75:1.00 and (y) if such period ends after December 31, 2014, 3.50:1.00; and consolidated fixed charge coverage ratio (defined as, with certain adjustments, the ratio of consolidated EBITDAR to consolidated fixed charges (defined as interest plus rent expense)), for any such period to be less than 2.75:1.00.

Provisions in our new senior credit facility currently restrict the ability of our operating subsidiary, The William Carter Company ("TWCC"), from paying cash dividends to our parent company, Carter's, Inc., in excess of $15.0 million unless TWCC and its consolidated subsidiaries meet certain leverage ratio and minimum availability requirements under the credit facility, which materially restricts Carter's, Inc. from paying cash dividends on our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future decision to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and any other factors as our Board of Directors deems relevant.

The Company's former senior credit facility was comprised of a $500 million term loan and a $125 million revolving credit facility (including a sub-limit for letters of credit of $80 million). The revolver was scheduled to expire on July 14, 2011 and the term loan was scheduled to expire July 14, 2012. As of January 2, 2010, principal borrowings under the term loan were due and payable in quarterly installments of $0.9 million with the remaining balance of $325.8 million due on July 14, 2012.

Amounts borrowed under the former term loan had an applicable rate of LIBOR + 1.50%, regardless of the Company's overall leverage level. Interest was payable at the end of interest rate reset periods, which vary in length but in no case exceeded 12 months for LIBOR rate loans and quarterly for prime rate loans. The effective interest rates on former term loan borrowings as of January 2, 2010 and January 3, 2009 were 1.7% and 3.3%, respectively.

Amounts borrowed under the former revolver accrued interest at a prime rate or, at our option, a LIBOR rate plus 1.00% which is based upon a leverage-based pricing grid ranging from Prime or LIBOR plus 1.00% to Prime plus 1.00% or LIBOR plus 2.00%. There were no borrowings outstanding under the former revolver at January 2, 2010.

The former senior credit facility contained and defined financial covenants, including a minimum interest coverage ratio, maximum leverage ratio, and a minimum fixed charge coverage ratio. The former senior credit facility also set forth mandatory and optional prepayment conditions, including an

NOTE 4—LONG-TERM DEBT: (Continued)

annual excess cash flow requirement, as defined, that could have resulted in our use of cash to reduce our debt obligations. There was no excess cash flow payment required for fiscal 2009 or 2008. Our obligations under the former senior credit facility were collateralized by a first priority lien on substantially all of our assets, including the assets of our domestic subsidiaries.

On November 17, 2009, the Company obtained a waiver to its former senior credit facility which waived defaults resulting from the untimely filing of the Company's third quarter of fiscal 2009 financial statements and the restatement of prior period financial statements. The waiver resulted in a fee of approximately $450,000 and required the Company to deliver to the lenders the restatement of prior period financial statements and the third quarter of fiscal 2009 financial statements by January 15, 2010. The Company complied with the terms of the waiver. The Company's third quarter of fiscal 2009 financial statements and the prior period restated financial statements were filed with the SEC on January 15, 2010. The Company complied with the terms of the waiver and was in compliance with its debt covenants as of January 15, 2010.

The former senior credit facility required us to hedge at least 25% of our variable rate debt under the former term loan. The Company historically entered into interest rate swap agreements to hedge the risk of interest rate fluctuations. These interest rate swap agreements were designated as cash flow hedges of the variable interest payments on a portion of our variable rate former term loan debt. As of January 2, 2010, approximately $238.9 million of our $334.5 million of outstanding debt was hedged under interest rate swap agreements. In connection with the repayment of the Company's former term loan, the Company terminated its two remaining interest rate swap agreements totaling $100.0 million originally scheduled to mature in January 2011. During fiscal 2010, 2009, and 2008, we recorded approximately $1.7 million, $2.5 million, and $1.1 million, respectively, in interest expense related to our swap agreements.

On May 25, 2006, we entered into an interest rate collar agreement with a floor of 4.3% and a ceiling of 5.5%. The collar covered $100 million of our variable rate former term loan debt and was designated as a cash flow hedge of the variable interest payments on such debt. The collar matured on January 31, 2009. In fiscal 2009 and 2008, we recorded $0.5 million and $1.2 million, respectively, in interest expense related to the collar.

NOTE 5—COMMON STOCK:

As of January 1, 2011, the total amount of Carter's, Inc.'s authorized capital stock consisted of 150,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of January 1, 2011, 57,493,567 shares of common stock and no shares of preferred stock were outstanding.

During fiscal 2010, the Company issued 24,032 and 2,115 shares of common stock at a fair market value of $33.29 and $23.65, respectively, to its non-management board members and recognized approximately $850,000 in stock-based compensation expense. During fiscal 2009, we issued 33,656 and 748 shares of common stock at a fair market value of $20.80 and $22.29, respectively, to its non-management board members and recognized $720,000 in stock-based compensation expense. During fiscal 2008, we issued 43,386 shares of our common stock at a fair market value of $14.52 to our non-management board members and recognized approximately $630,000 in compensation expense. We received no proceeds from the issuance of these shares.

NOTE 5—COMMON STOCK: (Continued)

On February 16, 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. On June 15, 2010, the Company's Board of Directors approved a new share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007.

During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. During fiscal 2009, the Company did not repurchase any shares of its common stock. Since inception of the repurchase program and through fiscal 2010, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. We have reduced common stock by the par value of such shares repurchased and have deducted the remaining excess repurchase price over par value from additional paid-in capital. Future repurchases may occur from time to time in the open market, in negotiated transactions, or otherwise. The timing and amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions, share price, other investment priorities, and other factors. The total remaining capacity under this authorization was approximately $58.9 million as of January 1, 2011. This authorization has no expiration date.

The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property, or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution, or winding up of our Company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

NOTE 6—STOCK-BASED COMPENSATION:

Our Board of Directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Under the Company's Amended and Restated 2003 Equity Incentive Plan (the "Plan"), the compensation committee of our Board of Directors may award incentive stock options (ISOs and

NOTE 6—STOCK-BASED COMPENSATION: (Continued)

non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards.

At the Company's May 14, 2009 shareholders' meeting, the shareholders approved a proposal to amend the Plan to (i) increase the maximum number of shares of stock available under the Existing Plan by 565,000 shares from 11,488,392 shares to 12,053,392 shares; (ii) remove the limitation on the number of shares that may be used for awards other than stock options and replace it with a provision requiring any awards, with the exception of options and stock appreciation rights, to reduce the shares of stock available for issuance under the Plan by 1.46 shares for each share subject to the award granted; (iii) prohibit the ability to provide dividend equivalents for stock options or stock appreciation rights; and (iv) require that the number of shares of common stock available for issuance under the Plan be reduced by the aggregate number of shares subject to a stock appreciation right upon the exercise of the stock appreciation right. Under the Plan, the maximum number of shares for which stock options may be granted to any individual or which can be subject to SARs granted to any individual in any calendar year is 2,000,000. As of January 1, 2011, there are 1,257,571 shares available for grant under the Plan. The Plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction. Participation in the Plan is limited to Directors and those key employees selected by the compensation committee.

The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. All stock options issued under the Plan subsequent to the 2001 Acquisition expire no later than ten years from the date of grant. The Company believes that the current level of authorized shares is sufficient to satisfy future option exercises.

Stock options outstanding under the Plan consist of basic options. Basic options issued prior to May 12, 2005 vested in equal annual installments over a five-year period. Basic options granted on and subsequent to May 12, 2005 vest in equal annual installments over a four-year period.

In accordance with accounting guidance on share-based payments, the Company has recorded stock-based compensation expense (as a component of selling, general, and administrative expenses) in the amount of approximately $7.3 million, $6.8 million, and $8.7 million (including $2.2 million of accelerated performance-based stock option expense, see Note 17) related to stock awards for the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009, respectively.

NOTE 6—STOCK-BASED COMPENSATION: (Continued)

Basic Options

A summary of stock option activity under the Plan (in number of shares that may be purchased) is as follows for the fiscal year ended January 1, 2011:

	Basic stock options	Weighted-average exercise price per share	Weighted-average grant-date fair value
Outstanding, January 2, 2010	3,512,385	$12.02	$ 5.13
Granted	417,500	$27.93	$11.80
Exercised	(1,326,099)	$ 7.31	$ 3.06
Forfeited	(113,100)	$19.31	$ 8.07
Expired	(19,200)	$31.53	$14.24
Outstanding, January 1, 2011	2,471,486	$16.75	$ 7.17
Exercisable, January 1, 2011	1,544,811	$13.19	$ 5.75

During fiscal 2010, the Company granted 417,500 basic stock options. In connection with these grants of basic stock options, the Company recognized approximately $954,000 in stock-based compensation expense during the fiscal year ended January 1, 2011.

A summary of basic stock options outstanding and exercisable at January 1, 2011 is as follows:

	Outstanding				Exercisable			
Range of exercise prices	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Weighted-average grant-date fair value	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Weighted-average grant-date fair value
$ 3 - $ 5	555,386	0.65	$ 3.08	$ 1.30	555,386	0.65	$ 3.08	$ 1.30
$ 6 - $ 7	83,000	2.71	$ 6.98	$ 4.88	83,000	2.71	$ 6.98	$ 4.88
$13 - $19	931,200	6.51	$16.44	$ 6.95	507,200	5.28	$15.62	$ 6.72
$20 - $30	801,900	7.71	$25.51	$10.74	308,225	6.05	$23.13	$ 9.66
$31 - $35	100,000	5.32	$33.35	$14.97	91,000	4.92	$33.34	$15.07
	2,471,486	5.41	$16.75	$ 7.17	1,544,811	3.61	$13.19	$ 5.75

At January 1, 2011, the aggregate intrinsic value of all outstanding basic stock options was approximately $31.9 million and the aggregate intrinsic value of currently exercisable basic stock options was approximately $25.6 million. The intrinsic value of basic stock options exercised during the fiscal year ended January 1, 2011 was approximately $26.9 million. At January 1, 2011, the total estimated compensation cost related to non-vested basic stock options not yet recognized was approximately $6.3 million with a weighted-average expense recognition period of 2.59 years.

As a result of the retirement of an executive officer during fiscal 2008, the Company recognized approximately $2.2 million of stock-based compensation expense relating to the accelerated vesting of 400,000 performance-based stock options (see Note 17, "Executive Retirement Charges").

NOTE 6—STOCK-BASED COMPENSATION: (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions used for grants issued:

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Volatility	34.57%	35.75%	34.16%
Risk-free interest rate	3.02%	2.54%	3.48%
Expected term (years)	7.0	7.0	5.6
Dividend yield	—	—	—

Restricted Stock

Restricted stock awards issued under the Plan vest based upon continued service or performance targets. Restricted stock awards vest in equal annual installments over a four-year period or cliff vest after a three- or four-year period. As noted above, the fair value of restricted stock is determined based on the quoted closing price of our common stock on the date of grant.

The following table summarizes our restricted stock award activity during the fiscal year ended January 1, 2011:

	Restricted stock	Weighted-average grant-date fair value
Outstanding, January 2, 2010	449,844	$19.35
Granted	192,233	$27.90
Vested	(117,764)	$21.17
Forfeited	(42,900)	$20.14
Outstanding, January 1, 2011	481,413	$22.21

During the fiscal year ended January 1, 2011, the Company granted 192,233 shares of restricted stock to employees and Directors. Stock-based compensation expense recorded during the fiscal year ended January 1, 2011 for all restricted stock awards totaled approximately $3.4 million. The total amount of estimated compensation expense related to unvested restricted stock awards is approximately $7.1 million as of January 1, 2011.

During the fiscal year ended January 3, 2009, the Company granted our Chief Executive Officer 75,000 shares of restricted stock at a fair market value of $17.92. Vesting of these restricted shares is contingent upon meeting specific performance targets through fiscal 2010 as well as continued employment through fiscal 2012. Currently, the Company believes that these targets will be achieved and, accordingly, we will continue to record compensation expense until the restricted shares vest or the Company's assessment of achievement of the performance criteria changes.

NOTE 6—STOCK-BASED COMPENSATION: (Continued)

Unrecognized stock-based compensation expense related to outstanding unvested stock options and unvested restricted stock awards are expected to be recorded as follows:

(dollars in thousands)	Basic options	Restricted stock	Total
2011	$2,708	$3,119	$ 5,827
2012	2,106	2,405	4,511
2013	1,282	1,405	2,687
2014	186	204	390
Total	$6,282	$7,133	$13,415

NOTE 7—EMPLOYEE BENEFIT PLANS:

Under a defined benefit plan frozen in 1991, we offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement Plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these expected employee contributions.

The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligation ("APBO") under this plan:

	For the fiscal years ended	
(dollars in thousands)	January 1, 2011	January 2, 2010
Benefit Obligation (APBO) at beginning of period	$8,045	$8,523
Service cost	73	91
Interest cost	426	452
Actuarial (gain) loss	(607)	42
Curtailment gain	—	(579)
Benefits paid	(532)	(484)
APBO at end of period	$7,405	$8,045

In conjunction with the closure of our Barnesville, Georgia distribution facility (as discussed in Note 15), the Company experienced a partial plan curtailment in fiscal 2009 for its post retirement medical plan for future retirees working in the facility prior to the plan becoming frozen in 1991. In conjunction with this partial curtailment, a curtailment gain of $0.6 million has been recognized as income in the fiscal year ended January 2, 2010.

Our contribution for these post-retirement benefit obligations was $532,016 in fiscal 2010, $484,078 in fiscal 2009, and $570,231 in fiscal 2008. We expect that our contribution and benefit payments for post-retirement benefit obligations each year from fiscal 2011 through fiscal 2015 will be approximately $550,000. We do not pre-fund this plan and as a result there are no plan assets. The measurement date used to determine the post-retirement benefit obligations is as of the end of the fiscal year.

NOTE 7—EMPLOYEE BENEFIT PLANS: (Continued)

Post-retirement benefit obligations under the plan are measured on a discounted basis at an assumed discount rate. The discount rate used at January 1, 2011 was determined with consideration given to Moody's Aa Corporate Bond rate, the Barclay Capital Aggregate Bond index, and the Citigroup Pension Discount and Liability index, adjusted for the timing of expected plan distributions. The discount rate used at January 2, 2010 was determined with consideration given to Moody's Aa Corporate Bond rate, adjusted for the timing of expected plan distributions. We believe these indexes reflect a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan. The discount rates used in determining the APBO were as follows:

	January 1, 2011	January 2, 2010
Discount rates	5.5%	5.5%

The components of post-retirement benefit expense charged to operations are as follows:

	For the fiscal years ended		
(dollars in thousands)	January 1, 2011	January 2, 2010	January 3, 2009
Service cost—benefits attributed to service during the period	$ 73	$ 91	$ 88
Interest cost on accumulated post-retirement benefit obligation	426	452	454
Amortization of net actuarial gain	(22)	(27)	(7)
Curtailment gain	—	(579)	—
Total net periodic post-retirement benefit cost (gain)	$477	$ (63)	$535

The discount rates used in determining the net periodic post-retirement benefit costs were as follows:

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Discount rates	5.5%	5.5%	5.5%

The effects on our plan of all future increases in health care costs are borne primarily by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

We have an obligation under a defined benefit plan covering certain former officers and their spouses. At January 1, 2011 and January 2, 2010, the present value of the estimated remaining payments under this plan was approximately $0.6 million and $0.9 million, respectively, and is included in other current and long-term liabilities in the accompanying audited consolidated balance sheets.

The retirement benefits under the OshKosh B'Gosh pension plan were frozen as of December 31, 2005. The Company's investment strategy is to invest in a well diversified portfolio consisting of 12-14 mutual funds or group annuity contracts that minimize concentration of risks by utilizing a variety of

NOTE 7—EMPLOYEE BENEFIT PLANS: (Continued)

asset types, fund strategies, and fund managers. The target allocation for plan assets is 50% equity securities, 42% intermediate term debt securities, and 8% real estate investments.

Equity securities primarily include funds invested in large-cap and mid-cap companies, primarily located in the United States, with up to 5% of the plan assets invested in international equities. Fixed income securities include funds holding corporate bonds of companies from diverse industries, and U.S. Treasuries. Real estate funds include investments in actively managed commercial real estate projects located in the United States.

The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's pension plan assets at January 1, 2011 and January 2, 2010 by asset category were as follows:

(dollars in thousands) Asset Category	January 1, 2011 Total	January 1, 2011 Quoted prices in active markets for identical assets (level 1)	January 1, 2011 Significant observable inputs (level 2)	January 2, 2010 Total	January 2, 2010 Quoted prices in active markets for identical assets (level 1)	January 2, 2010 Significant observable inputs (level 2)
Cash	$ 90	$ —	$ 90	$ —	$ —	$ —
Equity Securities:						
U.S. Large-Cap (a)	11,217	7,485	3,732	3,552	—	3,552
U.S. Large-Cap growth	3,748	3,748	—	7,292	7,292	—
U.S. Large-Cap value	—	—	—	3,573	3,573	—
U.S. Mid-Cap blend	2,306	—	2,306	2,189	—	2,189
U.S. Small-Cap blend	2,280	2,280	—	2,165	—	2,165
International blend	2,161	2,161	—	2,018	2,018	—
Fixed income securities:						
Corporate bonds (b)	17,684	17,684	—	8,038	8,038	—
Bond and mortgage funds (c)	—	—	—	8,800	—	8,800
Real estate (d)	3,632	1,164	2,468	2,127	—	2,127
	$43,118	$34,522	$8,596	$39,754	$20,921	$18,833

(a) This category comprises low-cost equity index funds not actively managed that track the S&P 500.

(b) This category invests in both U.S. Treasuries and mid-term corporate debt from U.S. issuers from diverse industries.

(c) This category invests in corporate debt from U.S. issuers in diverse industries and mortgage backed securities.

(d) This category invests in active management of U.S. commercial real estate projects.

NOTE 7—EMPLOYEE BENEFIT PLANS: (Continued)

During fiscal 2010, the Company reinvested approximately $10.2 million of Level 2 investments into Level 1 mutual funds to further diversify its investment portfolio and limit its investment in group annuity contracts.

Pension liabilities are measured on a discounted basis at an assumed discount rate. The discount rate used at January 1, 2011 was determined with consideration given to Moody's Aa Corporate Bond rate, the Barclay Capital Aggregate Bond index, and the Citigroup Pension Discount and Liability index, adjusted for the timing of expected plan distributions. The discount rate used at January 2, 2010 was determined with consideration given to Moody's Aa Corporate Bond rate, adjusted for the timing of expected plan distributions. We believe these indexes reflect a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan. The expected long-term rate of return assumption considers historic returns adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class. The actuarial computations utilized the following assumptions, using year-end measurement dates:

Benefit obligation	2010	2009
Discount rate	5.5%	5.5%

Net periodic pension cost	2010	2009	2008
Discount rate	5.5%	5.5%	5.5%
Expected long-term rate of return on assets	7.5%	8.0%	8.0%

The net periodic pension (benefit) cost included in the statement of operations was comprised of:

	For the fiscal years ended		
(dollars in thousands)	January 1, 2011	January 2, 2010	January 3, 2009
Interest cost	$ 2,392	$ 2,270	$ 2,248
Expected return on plan assets	(2,875)	(2,612)	(3,774)
Recognized actuarial loss (gain)	135	411	(76)
Net periodic pension (benefit) cost	$ (348)	$ 69	$(1,602)

NOTE 7—EMPLOYEE BENEFIT PLANS: (Continued)

A reconciliation of changes in the projected pension benefit obligation and plan assets is as follows:

(dollars in thousands)	For the fiscal years ended January 1, 2011	January 2, 2010
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$44,109	$41,835
Interest cost	2,392	2,270
Actuarial loss	299	1,461
Benefits paid	(1,433)	(1,457)
Projected benefit obligation at end of year	$45,367	$44,109
Change in plan assets:		
Fair value of plan assets at beginning of year	$39,754	$33,891
Actual return on plan assets	4,797	7,320
Benefits paid	(1,433)	(1,457)
Fair value of plan assets at end of year	$43,118	$39,754
Unfunded status:		
Accrued benefit cost	$(2,249)	$(4,355)


Form 10-K

A pension liability of approximately $2.2 million and $4.4 million is included in other long-term liabilities in the accompanying audited consolidated balance sheet for fiscal 2010 and 2009, respectively. We do not expect to make any contributions to the OshKosh defined benefit plan during fiscal 2011 as the plan's funding exceeds the minimum funding requirements.

The Company currently expects benefit payments for its defined benefit pension plans as follows for the next ten fiscal years.

(dollars in thousands) Fiscal Year	
2011	$ 1,490
2012	$ 1,240
2013	$ 1,470
2014	$ 1,440
2015	$ 1,720
2016-2020	$12,670

We also sponsor a defined contribution plan within the United States. This plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 250 hours were served. The plan provides for a discretionary employer match. Prior to April 2009, the plan provided for an employer match amounting to 100% on the first 3% employee contribution and 50% on the next 2% employee contribution. The Company's expense for the defined contribution plan totaled approximately $4.3 million for the fiscal year ended January 1, 2011, $1.8 million for the fiscal year ended January 2, 2010, and $3.0 million for the fiscal year ended January 3, 2009.

NOTE 8—INCOME TAXES:

The provision for income taxes consisted of the following:

(dollars in thousands)	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Current tax provision:			
Federal	$74,310	$57,740	$38,813
State	7,332	7,453	4,908
Foreign	902	725	607
Total current provision	82,544	65,918	44,328
Deferred tax provision (benefit):			
Federal	3,751	1,831	(937)
State	619	439	616
Total deferred provision (benefit)	4,370	2,270	(321)
Total provision	$86,914	$68,188	$44,007

The foreign portion of the current tax position relates primarily to foreign tax withholdings related to our foreign royalty income.

There was no income or (loss) before taxes attributable to foreign income for the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009.

The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

	For the fiscal years ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.6	2.9	3.0
Settlement of uncertain tax positions	(0.4)	(0.8)	(1.5)
Federal tax-exempt income	—	—	(0.4)
Total	37.2%	37.1%	36.1%

The Company and its subsidiaries file income tax returns in the United States and in various states and local jurisdictions. During fiscal 2009, the Internal Revenue Service completed an income tax audit for fiscal 2006 and 2007. In most cases, the Company is no longer subject to state and local tax authority examinations for years prior to fiscal 2007.

NOTE 8—INCOME TAXES: (Continued)

In accordance with accounting guidance on uncertain tax positions, the following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(dollars in thousands)	
Balance at December 29, 2007	$ 9,644
Additions based on tax positions related to fiscal 2008	1,900
Reductions for prior year tax positions	(150)
Reductions for lapse of statute of limitations	(949)
Reductions for prior year tax settlements	(3,171)
Balance at January 3, 2009	7,274
Additions based on tax positions related to fiscal 2009	2,002
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(402)
Reductions for prior year tax settlements	(1,143)
Balance at January 2, 2010	7,731
Additions based on tax positions related to fiscal 2010	2,150
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(1,200)
Reductions for prior year tax settlements	—
Balance at January 1, 2011	$ 8,681


Form 10-K

During fiscal 2008, we recognized approximately $1.9 million in tax benefits consisting of $1.6 million due to the completion of an Internal Revenue Service audit for fiscal 2004 and 2005 and approximately $0.3 million due to various statute closures, primary state and local jurisdictions. In addition, we recognized approximately $1.5 million of pre-Acquisition uncertainties previously reserved for consisting of approximately $0.9 million related to the completion of the Internal Revenue Service audit and $0.6 million related to the closure of applicable statute of limitations. These pre-Acquisition uncertainties have been reflected as a reduction in the *OshKosh* tradename asset in accordance with ASC 105.

During fiscal 2009, we recognized approximately $1.5 million in tax benefits consisting of $1.1 million due to the completion of the Internal Revenue Service audit for fiscal 2006 and 2007 and approximately $0.4 million due to various statute closures. During fiscal 2010, we recognized approximately $1.2 million in tax benefits due to various statute closures.

All of the Company's reserve for unrecognized tax benefits as of January 1, 2011, if ultimately recognized, will impact the Company's effective tax rate in the period settled. The Company has recorded tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductions. Because of deferred tax accounting, changes in the timing of these deductions would not impact the annual effective tax rate, but would accelerate the payment of cash to the taxing authorities.

Included in the reserves for unrecognized tax benefits are approximately $2.0 million of reserves for which the statute of limitations is expected to expire within the next fiscal year. If these tax benefits are ultimately recognized, such recognition may impact our annual effective tax rate for fiscal 2011 and the effective tax rate in the quarter in which the benefits are recognized.

NOTE 8—INCOME TAXES: (Continued)

We recognize interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During the fiscal year ended January 1, 2011, the Company recognized a nominal amount of interest expense consisting of interest expense on unrecognized positions offset by the expiration of various state statute of limitations. During the fiscal year ended January 2, 2010, the Company recognized a net reduction in interest expense of approximately $0.1 million, primarily related to the successful resolution of the Internal Revenue Service audit for 2006 and 2007 in addition to the settlement of tax positions due to the expiration of the applicable statute of limitations. During the fiscal year ended January 3, 2009, the Company recognized a net reduction in interest expense of approximately $0.7 million, primarily related to the successful resolution of the Internal Revenue Service audit for 2004 and 2005 in addition to the settlement of tax positions due to the expiration of the applicable statute of limitations. The Company had approximately $0.6 million of interest accrued as of January 1, 2011 and January 2, 2010.

Components of deferred tax assets and liabilities were as follows:

(dollars in thousands)	January 1, 2011	January 2, 2010
	Assets (Liabilities)	
Deferred tax assets:		
Accounts receivable allowance	$ 8,664	$ 10,954
Inventory	7,988	5,858
Accrued liabilities	10,024	10,929
Equity-based compensation	6,416	6,023
Deferred employee benefits	4,101	5,397
Deferred rent	6,137	4,304
Other	4,241	5,270
Total deferred tax assets	$ 47,571	$ 48,735
Deferred tax liabilities:		
Depreciation	$ (14,074)	$ (10,120)
Tradename and licensing agreements	(113,891)	(114,360)
Other	(1,876)	(1,512)
Total deferred tax liabilities	$(129,841)	$(125,992)

The net deferred tax liability is classified on our accompanying audited consolidated balance sheets as follows:

(dollars in thousands)	January 1, 2011	January 2, 2010
	Assets (Liabilities)	
Current net deferred tax asset	$ 31,547	$ 33,419
Non-current net deferred tax liability	(113,817)	(110,676)
Total deferred tax liability	$ (82,270)	$ (77,257)

NOTE 9—FAIR VALUE MEASUREMENTS:

The Company accounts for its fair value measurements in accordance with accounting guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

	January 1, 2011			January 2, 2010		
(dollars in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Investments	$226.5	$—	$—	$—	$130.0	$ —
Liabilities						
Interest rate swaps	$ —	$—	$—	$—	$ 1.3	$ —

At January 1, 2011, we had approximately $151.5 million of cash invested in money market deposit accounts ($73.3 million in Bank of America and $78.2 million in JP Morgan) and $75.0 million in U.S. Treasury bills.

At January 2, 2010, we had approximately $130.0 million of cash invested in two Dreyfus Cash Management Funds. These funds consisted of the Dreyfus Treasury Prime Cash Management fund ($87.9 million) which invests only in U.S. Treasury Bills or U.S. Treasury Notes and the Dreyfus Tax Exempt Cash Management fund ($42.1 million) which invests in short-term, high quality municipal obligations that provide income exempt from federal taxes.

Our former senior credit facility required us to hedge at least 25% of our variable rate debt under this facility. The Company historically entered into interest rate swap agreements in order to hedge the risk of interest rate fluctuations. These interest rate swap agreements were designated as cash flow hedges of the variable interest payments on a portion of our variable rate former term loan debt. Our interest rate swap agreements were traded in the over-the-counter market. Fair values were based on quoted market prices for similar assets or liabilities or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers, and market transactions. Our interest rate swap agreements were classified as current as their terms span less than one year.

In connection with the repayment of the Company's former term loan, the Company terminated its two remaining interest rate swap agreements totaling $100.0 million originally scheduled to mature in January 2011.

As of January 2, 2010, approximately $238.9 million of our $334.5 million of outstanding debt was hedged under interest rate swap agreements.


Form 10-K

NOTE 9—FAIR VALUE MEASUREMENTS: (Continued)

In fiscal 2006, the Company entered into an interest rate collar agreement which covered $100 million of our variable rate former term loan debt and was designated as a cash flow hedge of the variable interest payments on such debt. The interest rate collar agreement matured on January 31, 2009.

The fair value of our derivative instruments in our accompanying audited consolidated balance sheets were as follows:

	Asset Derivatives		Liability Derivatives	
(dollars in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
January 1, 2011	Prepaid expenses and other current assets	$—	Other current liabilities	$ —
January 2, 2010	Prepaid expenses and other current assets	$—	Other current liabilities	$1.3

The effect of derivative instruments designated as cash flow hedges on our accompanying consolidated financial statements were as follows:

	For the year ended January 1, 2011		For the year ended January 2, 2010	
(dollars in thousands)	Amount of gain (loss) recognized in accumulated other comprehensive income (loss) on effective hedges	Amount of gain (loss) reclassified from accumulated other comprehensive income (loss) into interest expense	Amount of gain (loss) recognized in accumulated other comprehensive income (loss) on effective hedges	Amount of gain (loss) reclassified from accumulated other comprehensive income (loss) into interest expense
Interest rate hedge agreements	$3,042	$(1,713)	$4,201	$(2,935)

NOTE 10—LEASE COMMITMENTS:

Rent expense under operating leases was approximately $70,080,000 for the fiscal year ended January 1, 2011, $65,239,000 for the fiscal year ended January 2, 2010, and $57,914,000 for the fiscal year ended January 3, 2009.

Minimum annual rental commitments under current noncancellable operating leases as of January 1, 2011 were as follows:

(dollars in thousands) Fiscal Year	Buildings (primarily retail stores)	Distribution center equipment	Data processing equipment	Transportation equipment	Total noncancellable leases
2011	$ 65,979	$298	$1,025	$16	$ 67,318
2012	60,171	23	627	—	60,821
2013	55,452	17	58	—	55,527
2014	48,173	—	—	—	48,173
2015	35,924	—	—	—	35,924
Thereafter	111,609	—	—	—	111,609
Total	$377,308	$338	$1,710	$16	$379,372

We currently operate 486 leased retail stores located primarily in outlet and strip centers across the United States, having an average size of approximately 4,600 square feet. Generally, the majority of our leases have an average term of approximately ten years.

In accordance with accounting guidance on leases, we review all of our leases to determine whether they qualify as operating or capital leases. As of January 1, 2011, all of our leases are classified as operating. Leasehold improvements are amortized over the lesser of the useful life of the asset or current lease term. We account for free rent periods and scheduled rent increases on a straight-line basis over the lease term. Landlord allowances and incentives are recorded as deferred rent and are amortized as a reduction to rent expense over the lease term.

NOTE 11—COMMITMENTS AND CONTINGENCIES:

A shareholder class action lawsuit was filed on September 19, 2008 in the United States District Court for the Northern District of Georgia entitled *Plymouth County Retirement System v. Carter's, Inc.*, No. 1:08-CV-02940-JOF (the "*Plymouth* Action"). The Amended Complaint filed on May 12, 2009 in the *Plymouth* Action asserted claims under Sections 10(b), 20(a), and 20A of the 1934 Securities Exchange Act, and alleged that between February 1, 2006 and July 24, 2007, the Company and certain current and former executives made misrepresentations to investors regarding the successful integration of OshKosh into the Company's business, and that the share price of the Company's stock later fell when the market learned that the integration had not been as successful as represented. Defendants in the *Plymouth* Action filed a motion to dismiss the Amended Complaint for failure to state a claim under the federal securities laws on July 17, 2009, and briefing of that motion was complete on October 22, 2009.

NOTE 11—COMMITMENTS AND CONTINGENCIES: (Continued)

A separate shareholder class action lawsuit was filed on November 17, 2009 in the United States District Court for the Northern District of Georgia entitled *Mylroie v. Carter's, Inc.*, No. 1:09-CV-3196-JOF (the "*Mylroie* Action"). The initial Complaint in the *Mylroie* Action asserted claims under Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and alleged that between April 27, 2004 and November 10, 2009, the Company and certain current and former executives made misstatements to investors regarding the Company's accounting for discounts offered to some wholesale customers. The Court consolidated the *Plymouth* Action and the *Mylroie* Action on November 24, 2009 (the "Consolidated Action"). On March 15, 2010, the plaintiffs in the Consolidated Action filed their amended and consolidated complaint. The Company filed a motion to dismiss on April 30, 2010, and briefing of the motion was complete on July 23, 2010. The parties are awaiting an oral argument date and/or a decision from the Court. The Company intends to vigorously defend against the claims in the Consolidated Action.

A shareholder derivative lawsuit was filed on May 25, 2010 in the Superior Court of Fulton County, Georgia, entitled *Alvarado v. Bloom*, No. 2010-cv-186118 (the "*Alvarado* Action"). The Complaint in the *Alvarado* Action alleges, among other things, that certain current and former directors and executives of the Company breached their fiduciary duties to the Company in connection with the Company's accounting for discounts offered to some wholesale customers. The Company is named solely as a nominal defendant against whom the plaintiff seeks no recovery. Pursuant to a series of stipulations among the parties, the Court has temporarily deferred the defendants' obligation to respond to the Complaint pending timely resolution of the motions to dismiss filed in the Consolidated Action referenced above.

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs, and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the Company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a significant impact on the Company's reported results of operations in any given period.

As of January 1, 2011, we have entered into various purchase order commitments with our suppliers for merchandise for resale that approximates $530.4 million. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

NOTE 12—OTHER CURRENT LIABILITIES:

Other current liabilities consisted of the following:

(dollars in thousands)	January 1, 2011	January 2, 2010
Accrued bonuses and incentive compensation	$20,681	$19,958
Accrued income taxes	7,962	7,702
Accrued workers' compensation	7,515	9,289
Accrued 401(k)	4,330	1,030
Accrued salaries and wages	3,933	3,550
Accrued sales and use taxes	3,896	3,586
Accrued gift certificates	3,227	2,928
Accrued severance and relocation	3,071	7,111
Other current liabilities	12,276	14,414
Total	$66,891	$69,568

NOTE 13—VALUATION AND QUALIFYING ACCOUNTS:

Information regarding accounts receivable reserves is as follows:

(dollars in thousands)	Accounts receivable reserves	Sales returns reserves
Balance, December 29, 2007	$ 4,593	$ 150
Additions, charged to expense	7,855	1,315
Charges to reserve	(7,431)	(1,315)
Balance, January 3, 2009	5,017	150
Additions, charged to expense	1,492	971
Charges to reserve	(4,293)	(721)
Balance, January 2, 2010	2,216	400
Additions, charged to expense	5,163	268
Charges to reserve	(4,528)	(268)
Balance, January 1, 2011	$ 2,851	$ 400

NOTE 14—SEGMENT INFORMATION:

We report segment information in accordance with accounting guidance on segment reporting which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. We report our corporate expenses, workforce reduction, and facility write-down and closure costs separately as they are not included in the internal measures of segment operating performance used by the Company in order to measure the underlying performance of our reportable segments.

Segment results include the direct costs of each segment and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, facility closure costs, and various other general corporate costs that are not specifically allocable to our segments, are included in other reconciling items below. Intersegment sales and transfers are recorded at cost and are treated as a transfer of inventory. The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements.

CARTER'S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—SEGMENT INFORMATION: (Continued)

The table below presents certain segment information for the periods indicated:

(dollars in thousands)	For the fiscal years ended January 1, 2011	% of Total	January 2, 2010	% of Total	January 3, 2009	% of Total
Net sales:						
Wholesale-Carter's	$ 601,580	34.4%	$ 521,307	32.8%	$ 488,594	32.7%
Retail-Carter's (a)	546,233	31.2%	489,740	30.8%	422,436	28.3%
Mass Channel-Carter's	254,809	14.6%	240,819	15.1%	254,291	17.0%
Carter's total net sales	1,402,622	80.2%	1,251,866	78.7%	1,165,321	78.0%
Wholesale-OshKosh	81,747	4.7%	80,522	5.1%	80,069	5.3%
Retail-OshKosh (a)	264,887	15.1%	257,289	16.2%	249,130	16.7%
OshKosh total net sales	346,634	19.8%	337,811	21.3%	329,199	22.0%
Total net sales	$ 1,749,256	100.0%	$1,589,677	100.0%	$1,494,520	100.0%
		% of segment net sales		% of segment net sales		% of segment net sales
Operating income (loss):						
Wholesale-Carter's	$ 130,440	21.7%	$ 103,730	19.9%	$ 80,785	16.5%
Retail-Carter's (a)	115,104	21.1%	97,349	19.9%	67,013	15.9%
Mass Channel-Carter's	33,578	13.2%	40,194	16.7%	33,279	13.1%
Carter's operating income	279,122	19.9%	241,273	19.3%	181,077	15.5%
Wholesale-OshKosh	5,996	7.3%	7,025	8.7%	1,379	1.7%
Retail-OshKosh (a)	17,529	6.6%	21,532	8.4%	9,111	3.7%
Mass Channel-OshKosh (b)	3,055	—	2,839	—	3,187	—
OshKosh operating income	26,580	7.7%	31,396	9.3%	13,677	4.2%
Segment operating income	305,702	17.5%	272,669	17.2%	194,754	13.0%
Corporate expenses (c)	(62,446)	(3.6)%	(59,603)	(3.7)%	(46,822)	(3.1)%
Workforce reduction, facility write-down, and closure costs (d)	—	—	(11,736)	(0.7)%	(2,609)	(0.2)%
Investigation expenses (e)	—	—	(5,717)	(0.4)%	—	—
Executive retirement charges (f)	—	—	—	—	(5,325)	(0.4)%
Net corporate expenses	(62,446)	(3.6)%	(77,056)	(4.8)%	(54,756)	(3.7)%
Total operating income	$ 243,256	13.9%	$ 195,613	12.3%	$ 139,998	9.4%

(a) Includes eCommerce results.

(b) OshKosh mass channel consists of a licensing agreement with Target Stores. Operating income consists of royalty income, net of related expenses.

(c) Corporate expenses generally include expenses related to incentive compensation, stock-based compensation, executive management, severance and relocation, finance, building occupancy, information technology, certain legal fees, consulting, and audit fees.

NOTE 14—SEGMENT INFORMATION: (Continued)

(d) Includes closure costs associated with our Barnesville, Georgia distribution facility and our Oshkosh, Wisconsin facility, write-down of the White House, Tennessee facility, and severance and other benefits related to the corporate workforce reduction.

(e) Professional service fees related to the investigation of margin support commitments.

(f) Charges associated with an executive officer's retirement.

In fiscal 2010 and 2009, one customer accounted for approximately 10% of our consolidated net sales. In fiscal 2008, two customers accounted for approximately 10% of our consolidated net sales.

The table below represents inventory, net, by segment:

(dollars in thousands)	January 1, 2011	January 2, 2010	January 3, 2009
Wholesale-Carter's	$141,610	$ 99,051	$ 86,221
Wholesale-OshKosh	35,134	32,963	31,442
Retail-Carter's	44,798	34,268	30,629
Retail-OshKosh	25,800	17,758	18,862
Mass Channel-Carter's	51,167	29,960	36,332
Total	$298,509	$214,000	$203,486

Wholesale inventories include inventory produced and warehoused for the retail segment.

All of our property, plant, and equipment, net, for the past three fiscal years have been located within the United States.

The following represents goodwill by segment:

(dollars in thousands)	Wholesale-Carter's	Wholesale-OshKosh	Retail-Carter's	Retail-OshKosh	Mass Channel-Carter's	Total
Balance at January 3, 2009						
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$2,731	$ 279,456
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	(142,886)
	$51,814	$ —	$82,025	$ —	$2,731	$ 136,570
Balance at January 2, 2010						
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$2,731	$ 279,456
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	(142,886)
	$51,814	$ —	$82,025	$ —	$2,731	$ 136,570
Balance at January 1, 2011						
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$2,731	$ 279,456
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	(142,886)
	$51,814	$ —	$82,025	$ —	$2,731	$ 136,570

NOTE 15—WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS:

Corporate Workforce Reduction

On April 21, 2009, the Company announced to affected employees a plan to reduce its corporate workforce (defined as excluding retail district managers, hourly retail store employees, and distribution center employees). Approximately 150 employees were affected under the plan. The plan included consolidating the majority of our operations performed in our Oshkosh, Wisconsin office into other Company locations. This consolidation has resulted in the addition of resources in our other locations.

As a result of this corporate workforce reduction, during fiscal 2009, we recorded net charges of $6.7 million consisting of $5.5 million in severance charges and other benefits ($3.3 million which related to corporate office positions in connection with our existing plan and $2.2 million of special one-time benefits provided to affected employees), and approximately $1.2 million in asset impairment charges net of a gain related to the closure and sale of our Oshkosh, Wisconsin office.

The following table summarizes restructuring reserves related to the corporate workforce reduction which are included in other current liabilities on the accompanying consolidated balance sheet:

(dollars in thousands)	Severance and other one-time benefits
Balance at April 4, 2009	$ 3,300
Provision	2,200
Payments	(3,000)
Balance at January 2, 2010	2,500
Provision	—
Payments	(2,200)
Adjustment	(300)
Balance at January 1, 2011	$ —

Barnesville Distribution Facility Closure

On April 2, 2009, the Company announced to affected employees a plan to close its Barnesville, Georgia distribution facility. Approximately 210 employees were affected by this closure. Operations at the Barnesville facility ceased on June 1, 2009.

In accordance with accounting guidance on accounting for the impairment or disposal of long-lived assets, under a held and used model, it was determined that the distribution facility assets became impaired during March 2009, when it became "more likely than not" that the expected life of the Barnesville, Georgia distribution facility would be significantly shortened. Accordingly, we wrote down the assets to their estimated recoverable fair value in March 2009. The adjusted asset values were subject to accelerated depreciation over their remaining estimated useful life.

In conjunction with the plan to close the Barnesville, Georgia distribution facility, the Company recorded approximately $4.3 million during fiscal 2009, consisting of severance of $1.7 million, asset impairment charges of $1.1 million related to the write-down of the related land, building, and equipment, $1.0 million of accelerated depreciation (included in selling, general, and administrative

NOTE 15—WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS: (Continued)

expenses), and $0.5 million of other closure costs. On February 21, 2011, the Company sold the facility for zero net proceeds.

The following table summarizes restructuring reserves related to the closure of the Barnesville, Georgia distribution facility which are included in other current liabilities on the accompanying consolidated balance sheet:

(dollars in thousands)	Severance	Other closure costs	Total
Balance at April 4, 2009	$ 1,700	$ 500	$ 2,200
Provision	—	—	—
Payments	(1,250)	—	(1,250)
Adjustments	(400)	—	(400)
Balance at January 2, 2010	50	500	550
Provision	—	—	—
Payments	—	(100)	(100)
Adjustments	(50)	—	(50)
Balance at January 1, 2011	$ —	$ 400	$ 400

White House, Tennessee Distribution Facility

The Company continually evaluates opportunities to reduce its supply chain complexity and lower costs. In the first quarter of fiscal 2007, the Company determined that *OshKosh* brand products could be effectively distributed through its other distribution facilities and third-party logistics providers. On February 15, 2007, the Company's Board of Directors approved management's plan to close the Company's OshKosh distribution facility, which was utilized to distribute the Company's *OshKosh* brand products.

In accordance with accounting guidance on impairment or disposal of long-lived assets, under a held and used model, it was determined that the distribution facility assets were impaired as of the end of January 2007, as it became "more likely than not" that the expected life of the OshKosh distribution facility would be significantly shortened. Accordingly, we wrote down the assets to their estimated recoverable fair value as of the end of January 2007. The adjusted asset values were subject to accelerated depreciation over their remaining estimated useful life. Distribution operations at the OshKosh facility ceased as of April 5, 2007, at which point the land, building, and equipment assets of $6.1 million were reclassified as held for sale. For a majority of the affected employees, severance benefits were communicated on February 20, 2007. Approximately 215 employees were terminated. During fiscal 2007, we recorded costs of $7.4 million, consisting of asset impairment charges of $2.4 million related to a write-down of the related land, building, and equipment, $2.0 million of severance charges, $2.1 million of accelerated depreciation (included in selling, general, and administrative expenses), and $0.9 million of other closure costs. As of January 2, 2010, there were no remaining liabilities associated with this facility closure.

NOTE 15—WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS: (Continued)

Due to declines in the commercial real estate market in 2008, the Company lowered the selling price of the facility during the third quarter of fiscal 2008 and wrote down the carrying value of the facility by $2.6 million to $3.5 million (classified as an asset held for sale within prepaid expenses and other current assets on the accompanying audited consolidated balance sheets) to reflect the new anticipated selling price. During fiscal 2009, the Company wrote down the carrying value of its White House, Tennessee distribution facility by approximately $0.7 million to $2.8 million to reflect the decrease in the fair market value. During the third quarter of fiscal 2009, the Company sold the facility for net proceeds of approximately $2.8 million.

NOTE 16—INVESTIGATION EXPENSES:

In connection with the investigation of customer margin support, the Company recorded pre-tax charges in the fourth quarter of fiscal 2009 of approximately $5.7 million in professional service fees.

NOTE 17—EXECUTIVE RETIREMENT CHARGES:

On June 11, 2008, the Company announced the retirement of an executive officer. In connection with this retirement, the Company recorded charges during the second quarter of fiscal 2008 of $5.3 million, $3.1 million of which related to the present value of severance and benefit obligations, and $2.2 million of which related to the accelerated vesting of stock options.

NOTE 18—UNAUDITED QUARTERLY FINANCIAL DATA:

The unaudited summarized financial data by quarter for the fiscal years ended January 1, 2011 and January 2, 2010 is presented in the table below:

(dollars in thousands, except per share data)	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2010:				
Net sales	$409,049	$327,009	$517,928	$495,270
Gross profit	166,810	130,251	192,803	184,008
Selling, general, and administrative expenses	105,295	104,468	123,321	135,108
Royalty income	9,654	7,640	10,396	9,886
Operating income	71,169	33,423	79,878	58,786
Net income	42,825	19,096	49,657	34,894
Basic net income per common share	0.73	0.32	0.84	0.61
Diluted net income per common share	0.71	0.32	0.83	0.60
2009:				
Net sales	$357,162	$326,329	$481,506	$424,680
Gross profit	127,722	124,710	185,564	166,358
Selling, general, and administrative expenses	99,130	99,843	115,225	114,476
Royalty income	8,762	7,472	10,637	9,550
Operating income	28,934	29,359	80,976	56,344
Net income	16,604	16,634	49,406	32,996
Basic net income per common share	0.29	0.29	0.86	0.57
Diluted net income per common share	0.28	0.28	0.84	0.56

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of January 1, 2011.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of January 1, 2011.

The effectiveness of Carter's, Inc. and its subsidiaries' internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Remediation Actions

In our Annual Report on Form 10-K for the year ended January 2, 2010, management identified material weaknesses in our internal control over financial reporting with respect to internal controls associated with its customer accommodations processes and the control environment of the sales organization. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In response to these material weaknesses, management has implemented the following remediation actions during the fiscal year ended January 1, 2011:

- Making personnel changes, including the separation of certain employees from the Company, and a restructuring of the Company's sales organization;
- Establishing more comprehensive procedures for authorizing accommodations, including tiered accommodations approval levels that include the Chief Financial Officer and Chief Executive Officer;
- Implementing a periodic training program for all sales personnel regarding the appropriate accounting for accommodations and the impact on the Company's financial statements of recording such customer accommodations;
- Implementing procedures to improve the capture, review, approval, and recording of all accommodation arrangements in the appropriate accounting period;
- Establishing a new position in the finance organization with responsibilities to include tracking, monitoring, and reviewing all customer accommodations, including certain budgetary responsibilities for accommodations;
- Improving the method of educating employees on the Company's Code of Business Ethics and Professional Conduct; and
- Reemphasizing to all employees the availability of the Company's Financial Accounting and Reporting Hotline and communicating information to the Company's vendors and customers about this Hotline, which is available to both Company employees and its business partners.

Management has determined as of January 1, 2011, that the remediation actions discussed above were effectively designed and demonstrated effective operation for a sufficient period of time to enable the Company to conclude that the material weaknesses regarding its internal controls associated with its customer accommodations processes and the control environment of the sales organization have been remediated.

Changes in Internal Control over Financial Reporting

During the fourth quarter ended January 1, 2011, the Company completed its remediation effort related to reemphasizing to all employees the availability of the Company's Financial Accounting and Reporting Hotline and communicating information to the Company's vendors and customers about this Hotline, which is available to both Company employees and its business partners. This completed remediation effort represents changes in internal control over financial reporting during the quarter ended January 1, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 10 is incorporated herein by reference to the definitive proxy statement relating to the Annual Meeting of Stockholders of Carter's, Inc. to be held on May 13, 2011. Carter's, Inc. intends to file such definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our equity compensation plan as of our last fiscal year:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	2,471,486	$16.75	1,257,571
Equity compensation plans not approved by security holders	—	—	—
Total	2,471,486	$16.75	1,257,571

(1) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc.'s Amended and Restated 2003 Equity Incentive Plan.

Additional information called for by Item 12 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

2. Financial Statement Schedules: None

(B) Exhibits:

Exhibit Number	Description of Exhibits
3.1	Certificate of Incorporation of Carter's, Inc., as amended on May 12, 2006.*******
3.2	By-laws of Carter's, Inc.**
4.1	Specimen Certificate of Common Stock.***
10.1	Credit Agreement dated as of October 15, 2010, among The William Carter Company, as borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and Collateral Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, Royal Bank of Canada, SunTrust Bank and U.S. Bank National Association, as Co-Documentation Agents, and Banc of America Securities LLC, as Sole Lead Arranger and Sole Bookrunning Manager, and certain other lenders party thereto.*********
10.2	Amended and Restated Severance Agreement between The William Carter Company and Michael D. Casey, dated as of March 2, 2011.
10.3	Severance Agreement between The William Carter Company and Lisa A. Fitzgerald, dated as of March 2, 2011.
10.4	Amended and Restated Severance Agreement between The William Carter Company and Greg Foglesong, dated as of March 2, 2011.
10.5	Amended and Restated Severance Agreement between The William Carter Company and Brendan M. Gibbons, dated as of March 2, 2011.
10.6	Amended and Restated Severance Agreement between The William Carter Company and Brian J. Lynch, dated as of March 2, 2011.
10.7	Amended and Restated Severance Agreement between Carter's Retail, Inc. and James C. Petty, dated as of March 2, 2011.
10.8	Amended and Restated Severance Agreement between The William Carter Company and Richard F. Westenberger, dated as of March 2, 2011.
10.9	Amended and Restated Employment Agreement between The William Carter Company and Charles E. Whetzel, Jr., dated as of August 15, 2001.*
10.10	Amended and Restated Severance Agreement between The William Carter Company and Jill Wilson, dated as of March 2, 2011.
10.11	Amended and Restated 2003 Equity Incentive Plan.********
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.*

Exhibit Number	Description of Exhibits
10.13	Amended and Restated Stockholders Agreement dated as of August 15, 2001 among Carter's, Inc. and the stockholders of Carter's, Inc., as amended.***
10.14	Lease Agreement dated January 27, 2003 between The William Carter Company and Eagle Trade Center, L.L.C.**
10.15	Amended and Restated Annual Incentive Compensation Plan.******
10.16	Fourth Amendment dated December 21, 2004 to the Lease Agreement dated February 16, 2001, as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, and by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA).****
10.17	Fifth Amendment dated November 4, 2010 to the Lease Agreement dated February 16, 2001, between The William Carter Company and John Hancock Life Insurance Company (USA), as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA), and by that certain Fourth Amendment dated December 21, 2004.
10.18	Sixth Amendment dated November 15, 2010 to the Lease Agreement dated February 16, 2001, as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA), by that certain Fourth Amendment dated December 21, 2004, and by that certain Fifth Amendment dated November 4, 2010 between The William Carter Company and John Hancock Life Insurance Company (USA).
10.19	The William Carter Company Severance plan, dated as of March 1, 2009.
10.20	The William Carter Company Deferred Compensation Plan, dated as of November 10, 2010.
21	Subsidiaries of Carter's, Inc.*****
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification
31.2	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification
32	Section 1350 Certification

---

*	Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.
**	Incorporated by reference to Carter's, Inc.'s Registration Statement on Form S-1 (No. 333-98679) filed on October 1, 2003.
***	Incorporated by reference to Carter's, Inc.'s Registration Statement on Form S-1 (No. 333-98679) filed on October 10, 2003.
****	Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on March 16, 2005.
*****	Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on March 15, 2006.
******	Incorporated by reference to Carter's, Inc.'s Schedule 14A filed on April 11, 2006.
*******	Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on February 28, 2007.
********	Incorporated by reference to Carter's, Inc.'s Schedule 14A filed on April 6, 2009.
*********	Incorporated by reference to Carter's, Inc.'s Form 8-K filed on October 21, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(a) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on March 2, 2011.

CARTER'S, INC.

/s/ MICHAEL D. CASEY

Michael D. Casey
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

Name	Title
/s/ MICHAEL D. CASEY Michael D. Casey	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ RICHARD F. WESTENBERGER Richard F. Westenberger	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ AMY WOODS BRINKLEY Amy Woods Brinkley	Director
/s/ VANESSA J. CASTAGNA Vanessa J. Castagna	Director
/s/ A. BRUCE CLEVERLY A. Bruce Cleverly	Director
/s/ JEVIN S. EAGLE Jevin S. Eagle	Director
/s/ PAUL FULTON Paul Fulton	Director
/s/ WILLIAM J. MONTGORIS William J. Montgoris	Director
/s/ DAVID PULVER David Pulver	Director
/s/ JOHN R. WELCH John R. Welch	Director
/s/ THOMAS E. WHIDDON Thomas E. Whiddon	Director

Exhibit 31.1

CERTIFICATION

I, Michael D. Casey, certify that:

1. I have reviewed this annual report on Form 10-K of Carter's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ MICHAEL D. CASEY

Michael D. Casey
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Richard F. Westenberger, certify that:

1. I have reviewed this annual report on Form 10-K of Carter's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ RICHARD F. WESTENBERGER

Richard F. Westenberger
Chief Financial Officer

Exhibit 32

CERTIFICATION

Each of the undersigned in the capacity indicated hereby certifies that, to his knowledge, this Annual Report on Form 10-K for the fiscal year ended January 1, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in this Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Carter's, Inc.

Date: March 2, 2011

/s/ MICHAEL D. CASEY

Michael D. Casey
Chief Executive Officer

Date: March 2, 2011

/s/ RICHARD F. WESTENBERGER

Richard F. Westenberger
Chief Financial Officer

The foregoing certifications are being furnished solely pursuant to 18 U.S.C. § 1350 and are not being filed as part of the Annual Report on Form 10-K or as a separate disclosure document.

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS

The Company prepares it financial statements in accordance with GAAP; these financial statements appear on pages 40 to 43 of the Company's Annual Report on Form 10-K. In addition to presenting results prepared in accordance with GAAP, the Company has provided adjusted, non-GAAP financial measurements that present operating income, net income, and net income per diluted share excluding the following items:

	For the fiscal years ended					
	January 1, 2011			January 2, 2010		
(dollars in millions, except earnings per share)	Operating Income	Net Income	Diluted EPS	Operating Income	Net Income	Diluted EPS
Income, as reported (GAAP)	$243.3	$146.5	$2.46	$195.6	$115.6	$1.97
Workforce reduction (a)	—	—	—	5.5	3.5	0.06
Distribution facility closure costs (b)	—	—	—	3.3	2.1	0.04
Net asset impairment (c)	—	—	—	1.2	0.8	0.01
Accelerated depreciation (d)	—	—	—	1.0	0.6	0.01
Investigation expenses (e)	—	—	—	5.7	3.6	0.06
Facility write-down (f)	—	—	—	0.7	0.4	—
Income, as adjusted	$243.3	$146.5	$2.46	$213.0	$126.6	$2.15

(a) Severance charges and other benefits associated with the reduction in the Company's corporate workforce.

(b) Costs associated with the closure of the Company's Barnesville, Georgia distribution facility.

(c) Net asset impairment charges associated with the closure and sale of the Company's Oshkosh, Wisconsin facility.

(d) Accelerated depreciation charges (included in selling, general, and administrative expenses) related to the closure of the Company's Barnesville, Georgia distribution facility.

(e) Professional service fees related to the Company's investigation of customer margin support.

(f) Charges related to the write-down of the carrying value of the White House, Tennessee distribution facility.

The adjusted, non-GAAP financial information is not necessarily indicative of the Company's future condition or results of operations. These adjustments, which the Company does not believe to be indicative of on-going business trends, are excludable from the above calculations to allow a more comparable evaluation and analysis of historical and future business trends. The adjusted, non-GAAP financial measurements included in this Annual Report should not be considered as alternatives to operating income, net income, or earnings per share, or to any other measurement of performance derived in accordance with GAAP.

(This page has been left blank intentionally.)

carter's, inc.

Notice of 2011 Annual Meeting of Shareholders and

Proxy Statement

carter's, inc.

April 5, 2011

Dear Shareholder,

It is my pleasure to invite you to attend our 2011 Annual Meeting of Shareholders on May 13, 2011. The meeting will be held at 8:00 a.m. at our offices located at 1170 Peachtree Street NE, 6th Floor, Atlanta, Georgia 30309.

The attached Notice of 2011 Annual Meeting of Shareholders and Proxy Statement describe the formal business to be conducted at the meeting. Whether or not you plan to attend the Annual Meeting, your shares can be represented if you promptly submit your voting instructions by telephone, over the internet, or by completing, signing, dating, and returning your proxy card in the enclosed envelope.

On behalf of the Board of Directors and management of Carter's, Inc., thank you for your continued support and investment in Carter's.

Sincerely,



Michael D. Casey
Chairman of the Board of Directors and Chief Executive Officer

carter's, inc.

1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Tel: (404) 745-2700
Fax: (404) 892-3079

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2011 Annual Meeting of Shareholders of Carter's, Inc. (the "Annual Meeting") will be held at 8:00 a.m. on May 13, 2011 at our offices located at 1170 Peachtree Street NE, 6th Floor, Atlanta, Georgia 30309. The business matters for the Annual Meeting are as follows:

1) The election of four Class II Directors;
2) An advisory vote on executive compensation;
3) An advisory vote on the frequency of an advisory vote on executive compensation;
4) Approval of the Company's Amended and Restated Equity Incentive Plan;
5) Approval of the Company's Amended and Restated Annual Incentive Compensation Plan;
6) The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2011; and
7) Any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 25, 2011 are entitled to receive notice of, attend, and vote at the Annual Meeting. Your vote is very important. Whether or not you plan to attend the Annual Meeting, to ensure that your shares are represented at the Annual Meeting, please complete, sign, date, and return the proxy card in the envelope provided or submit your voting instructions by telephone or over the internet.

If you plan to attend the Annual Meeting and are a registered shareholder, please bring the invitation attached to your proxy card. If your shares are registered in the name of a bank or your broker, please bring your bank or brokerage statement showing your beneficial ownership with you to the Annual Meeting or request an invitation by writing to me at the address set forth above.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Meeting of Shareholders of Carter's, Inc. to be held on May 13, 2011: The proxy materials and the Annual Report to Shareholders are available at http://www.carters.com/annuals.

By order of the Board of Directors,



Brendan M. Gibbons
Senior Vice President of Legal & Corporate Affairs,
General Counsel, and Secretary
Atlanta, Georgia
April 5, 2011

PROXY STATEMENT

TABLE OF CONTENTS

carter's, inc.

GENERAL INFORMATION ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Why am I receiving this proxy statement?

The Board of Directors of Carter's, Inc. ("we," "us," "our," "Carter's," or the "Company") is soliciting proxies for our 2011 Annual Meeting of Shareholders on May 13, 2011 (the "Annual Meeting"). This proxy statement and accompanying proxy card are being mailed on or about April 5, 2011 to shareholders of record as of March 25, 2011 ("record date").

You are receiving this proxy statement because you owned shares of Carter's common stock on the record date and are, therefore, entitled to vote at the Annual Meeting. By use of a proxy, you can vote regardless of whether or not you attend the Annual Meeting. This proxy statement provides information on the matters on which the Company's Board of Directors (the "Board") would like you to vote so that you can make an informed decision.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to address the following business matters:

1. The election of four Class II Directors (see page 13);
2. An advisory vote regarding executive compensation (the "say-on-pay" vote) (see page 35);
3. An advisory vote on frequency of the "say-on-pay" vote (see page 36);
4. Approval of the Company's Amended and Restated Equity Incentive Plan (see page 37);
5. Approval of the Company's Amended and Restated Annual Incentive Compensation Plan (see page 43);
6. The ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal 2011 (see page 47); and
7. All other business that may properly come before the meeting.

Who is asking for my vote?

The Company is soliciting your proxy on behalf of the Board. The Company is paying for the costs of this solicitation and proxy statement.

Who can attend the Annual Meeting?

All shareholders of record, or their duly appointed proxies, may attend the Annual Meeting. As of the record date, there were 57,761,103 shares of common stock issued and outstanding.

What are my voting rights?

Each share of common stock is entitled to one vote on each matter submitted to shareholders at the Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer and Trust Company, you are considered the shareholder of record for these shares. As the shareholder of record, you have the right to grant your voting proxy directly to persons listed on your proxy card or vote in person at the Annual Meeting.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held "in street name." These proxy materials are being forwarded to you together with a voting instruction card. As a beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote, and you are also invited to attend the Annual Meeting. Because you are a beneficial owner and not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a proxy from the broker, trustee, or nominee that holds your shares. Your broker, trustee, or nominee should have provided directions for you to instruct the broker, trustee, or nominee on how to vote your shares.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your broker **only** has discretionary authority to vote on Proposal Number Six. Therefore, your broker will not have discretion to vote on Proposal Number One through Proposal Number Five unless you specifically instruct your broker on how to vote your shares by returning your completed and signed voting instruction card.

What are my choices when casting a vote with respect to the election of Class II Directors, and what vote is needed to elect the Director nominees?

In voting on the election of Class II Directors (Proposal Number One), shareholders may:

1. vote for all nominees,
2. vote to withhold authority for all nominees, or
3. vote for all nominees, except specific nominees.

What are my choices when casting an advisory vote on executive compensation, commonly referred to as the "say-on-pay" vote?

In voting on executive compensation (Proposal Number Two), shareholders may:

1. vote for the approval of compensation of the Company's named executive officers as described in this proxy statement,
2. vote against the approval of compensation of the Company's named executive officers as described in this proxy statement, or
3. abstain from voting on compensation of the Company's named executive officers as described in this proxy statement.

What are my choices when casting an advisory vote on the frequency of the "say-on-pay" vote?

In voting on the frequency of the "say-on-pay" vote (Proposal Number Three), shareholders may:

1. vote for the "say-on-pay" vote to be taken every year,
2. vote for the "say-on-pay" vote to be taken every two years,
3. vote for the "say-on-pay" vote to be taken every three years, or
4. abstain from voting on the frequency of the "say-on-pay" vote.

What are my choices when voting on whether to approve the Amended and Restated Equity Incentive Plan?

In voting on the Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan") (Proposal Number Four), shareholders may:

1. vote for the Equity Incentive Plan,
2. vote against the Equity Incentive Plan, or
3. abstain from voting on the Equity Incentive Plan.

What are my choices when voting on whether to approve the Amended and Restated Annual Incentive Compensation Plan?

In voting on the Amended and Restated Annual Incentive Compensation Plan (the "Incentive Compensation Plan") (Proposal Number Five), shareholders may:

1. vote for the Incentive Compensation Plan,
2. vote against the Incentive Compensation Plan, or
3. abstain from voting on the Incentive Compensation Plan.

What are my choices when voting on the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal 2011?

In voting on the ratification of PwC (Proposal Number Six), shareholders may:

1. vote to ratify PwC's appointment,
2. vote against ratifying PwC's appointment, or
3. abstain from voting on ratifying PwC's appointment.

What constitutes a quorum?

A quorum is the minimum number of shares required to be present to transact business at the Annual Meeting. Pursuant to the Company's by-laws, the presence at the Annual Meeting, in person, by proxy, or by remote communication, of the holders of at least a majority of the shares entitled to be voted will constitute a quorum. Broker non-votes and abstentions will be counted as shares that are present at the meeting for purposes of determining a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

How does the Board recommend that I vote?

The Board recommends a vote:

FOR the election of the nominees for Class II Directors (Proposal Number One);

FOR the approval of executive compensation of the Company's named executive officers as described in this proxy statement (Proposal Number Two);

FOR the "say-on-pay" vote to be taken every three years (Proposal Number Three);

FOR the approval of the Equity Incentive Plan (Proposal Number Four);

FOR the approval of the Incentive Compensation Plan (Proposal Number Five); and

FOR the ratification of the appointment of PwC (Proposal Number Six).

What are the vote requirements for approval of each of the Proposals?

With respect to the approval of Proposal Number One, the four nominees for election as Class II Directors who receive the greatest number of votes will be elected as Class II Directors. The approval of Proposal Number Two, Proposal Number Four, Proposal Number Five, and Proposal Number Six requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. The approval of Proposal Number Three requires a plurality of the votes properly cast at our Annual Meeting. Votes that are withheld on Proposal Number One, votes to abstain on Proposals Number Two through Proposal Number Six, and broker non-votes with respect to all Proposals will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on such Proposal.

How do I vote?

If you are a shareholder of record, you may vote in one of four ways. First, you may vote by mail by signing, dating, and mailing your proxy card in the enclosed envelope. Second, you may vote in person at the Annual Meeting. Third, you may vote over the internet by completing the voting instruction form found at www.proxyvote.com. You will need your proxy card when voting over the internet. Fourth, you may vote by touch-tone telephone by calling 1-800-690-6903.

If your shares are held in a brokerage account or by another nominee, these proxy materials are being forwarded to you together with a voting instruction card. Follow the instructions on the voting instruction card in order to vote your shares by proxy or in person.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy card, you may change your vote at any time before your proxy votes your shares by submitting written notice of revocation to Brendan M. Gibbons, Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary of Carter's, Inc., at the Company's address set forth in the Notice of the Annual Meeting, or by submitting another proxy card bearing a later date. Alternatively, if you have voted by telephone or over the internet, you may change your vote by calling 1-800-690-6903 and following the instructions. The powers granted by you to the proxy holders will be suspended if you attend the Annual Meeting in person, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy. If you hold your shares through a broker or other custodian and would like to change your voting instructions, please review the directions provided to you by that broker or custodian.

May I vote confidentially?

Yes. Our policy is to keep your individual votes confidential, except as appropriate to meet legal requirements, to allow for the tabulation and certification of votes, or to facilitate proxy solicitation.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will count the votes and act as the inspector of election for the Annual Meeting.

What happens if additional matters are presented at the Annual Meeting?

As of the date of this proxy statement, the Board knows of no matters other than those set forth herein that will be presented for determination at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting and call for a vote of shareholders, the Board intends proxies to be voted in accordance with the judgment of the proxy holders.

Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K within four business days after the Annual Meeting.

What is "householding" of the Annual Meeting materials?

The Securities and Exchange Commission (the "SEC") has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers "household" proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or the Company if you hold shares registered directly in your name. You can notify the Company by sending a written request to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting or by calling us at (404) 745-2889.

How may I obtain a copy of the Company's Annual Report?

A copy of our fiscal 2010 Annual Report accompanies this proxy statement and is available at http://www.carters.com/annuals. Shareholders may also obtain a free copy of our Annual Report by sending a request in writing to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

When are shareholder proposals due for consideration in next year's proxy statement or at next year's annual meeting?

Any proposals to be considered for inclusion in next year's proxy statement must be submitted in writing to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting, and must be received prior to the close of business on December 7, 2011. There are additional requirements under our by-laws and the proxy rules to present a proposal, including continuing to own a minimum number of shares of our stock until next year's annual meeting and appearing in person at the annual meeting to explain your proposal. Shareholders who wish to make a proposal to be considered at next year's annual meeting, other than proposals to be considered for inclusion in next year's proxy statement, must notify the Company in the same manner specified above no earlier than January 14, 2012 and no later than February 13, 2012.

Who can help answer my questions?

If you have any questions about the Annual Meeting or how to submit or revoke your proxy, or to request an invitation to the Annual Meeting, contact Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.


Proxy

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Board of Directors

The Board believes that each Director, including the nominees for election as Class II Directors (Proposal Number One), has valuable skills and experiences that, taken together, provide the Company with the variety and depth of knowledge, judgment, and strategic vision necessary to provide effective oversight of the Company's business operations. Our Directors have extensive experience in different fields, including apparel and retail (Ms. Castagna and Messrs. Casey, Eagle, Fulton, Pulver, and Whiddon); brand marketing (Ms. Brinkley, Ms. Castagna, and Messrs. Cleverly and Eagle); logistics and technology (Mr. Whiddon); global sourcing (Mr. Welch); and finance and accounting (Ms. Brinkley and Messrs. Casey, Montgoris, Pulver, and Whiddon).

The Board also believes that, as indicated in the following biographies, each Director has demonstrated significant leadership skills as chief executive officers (Ms. Castagna, Messrs. Casey and Pulver); division presidents (Ms. Brinkley, Messrs. Cleverly, Fulton, and Welch); and other senior executive officers (Ms. Brinkley, Messrs. Eagle, Montgoris, and Whiddon). In addition, each Director has significant experience in the oversight of public companies due to his or her services as a Director of Carter's, Inc. and other companies.

Amy Woods Brinkley became a Director in February 2010. Ms. Brinkley is the Manager of AWB Consulting, LLC, which provides risk management consulting and executive coaching services. Ms. Brinkley retired from Bank of America Corporation in 2009 after spending more than 30 years with the company. Ms. Brinkley served as its Chief Risk Officer from 2002 through mid-2009. Prior to 2002, Ms. Brinkley served as President of the company's Consumer Products division and was responsible for the credit card, mortgage, consumer finance, telephone, and eCommerce businesses. Before that, Ms. Brinkley held positions of Executive Vice President and marketing executive overseeing the company's Olympic sponsorship and its national rebranding and name change. Ms. Brinkley is currently a director of TD Bank Group and the Bank of America Charitable Foundation. She also serves as a trustee for the Princeton Theological Seminary and on the board of commissioners for the Carolinas Healthcare System.

Michael D. Casey became a Director in August 2008 and was named Chairman of the Board of Directors in August 2009. Mr. Casey joined the Company in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, and Chief Executive Officer in 2008. Prior to joining the Company, Mr. Casey worked for 11 years with Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Casey serves as a director of National Vision, Inc.

Vanessa J. Castagna became a Director in November 2009. Ms. Castagna served as Executive Chairwoman of Mervyns, LLC from 2005 until early 2007. Ms. Castagna previously served as Chairwoman and Chief Executive Officer of JCPenney Stores, Catalog and Internet for J. C. Penney Co. from 2002 through 2004. While at JCPenney, Ms. Castagna also served as its Chief Operating Officer from 1990 to 2002. Prior to that, Ms. Castagna held various senior-level merchandising positions at Target, Walmart, and Marshall's. Ms. Castagna is currently a director of Levi Strauss & Co. and SpeedFC, Inc.

A. Bruce Cleverly became a Director in March 2008. Mr. Cleverly retired as President of Global Oral Care from Procter & Gamble Company/The Gillette Company in September 2007, a position he held since 2005. Mr. Cleverly joined The Gillette Company in 1975 as a Marketing Assistant and held positions of increasing responsibility in product management. In 2001, Mr. Cleverly became President of Gillette's worldwide Oral Care business. In October 2005, Mr. Cleverly became President of The

Procter & Gamble Company's Global Oral Care division. Mr. Cleverly is a director of Rain Bird Corporation and a member of the Alumni Council of Phillips Academy.

Jevin S. Eagle became a Director in July 2010. Mr. Eagle currently serves as Executive Vice President, Merchandising & Marketing for Staples, Inc., where he held several leadership positions since 2002, including serving as the head of the Staples Brands Group and as the company's Senior Vice President, Strategy. Prior to joining Staples, Mr. Eagle worked for McKinsey & Company, Inc. from 1994 to 2001 in various positions, including, most recently, as a partner and one of the leaders of its retail practice.

Paul Fulton became a Director in May 2002. Mr. Fulton retired as President of Sara Lee Corporation in 1993 after spending 34 years with the company. He is currently non-executive chairman of the board of directors of Bassett Furniture Industries, Inc. and a director of Premier Commercial Bank. Mr. Fulton was previously a director of Bank of America Corporation, where he served from 1993 to 2007; Lowe's Companies, Inc., where he served from 1996 to 2007; and Sonoco Products Company, Inc., where he served from 1989 to 2005.

William J. Montgoris became a Director in August 2007. Mr. Montgoris retired as Chief Operating Officer of The Bear Stearns Companies, Inc. in 1999, a position he held since August 1993, after spending 25 years with the company. While at Bear Stearns, Mr. Montgoris also served as the company's Chief Financial Officer from April 1987 until October 1996. Mr. Montgoris currently serves as the non-executive chairman of the board of directors of Stage Stores, Inc. and a director of Office Max Incorporated. Mr. Montgoris is also on the board of directors of Colby College.

David Pulver became a Director in January 2002. Mr. Pulver has been a private investor for more than 25 years and is the President of Cornerstone Capital, Inc. Mr. Pulver was previously a director of Hearst-Argyle Television, Inc., where he served from 1997 through 2009 and Costco Wholesale Corporation, where he served from 1983 through 1993. Mr. Pulver currently serves as a trustee of Colby College and as a director of Bladder Cancer Advocacy Network (BCAN). Mr. Pulver was a founder of The Children's Place, Inc. and served as its Chairman and Co-Chief Executive Officer until 1982.

John R. Welch became a Director in February 2003. Mr. Welch retired as President of Mast Industries (Far East) Ltd., a leading global sourcing company, in April 2002 after spending 18 years with the company. Mr. Welch also served as Executive Vice President of Operations at Warnaco Knitwear, a division of Warnaco, Inc. from August 1978 to December 1983. Mr. Welch is currently a director of Brandot International Ltd.

Thomas E. Whiddon became a Director in August 2003. Mr. Whiddon retired as Executive Vice President-Logistics and Technology of Lowe's Companies, Inc. in March 2003, a position he held since 2000. From 1996 to 2000, Mr. Whiddon served as Lowe's Chief Financial Officer. Since his retirement, Mr. Whiddon has worked as a consultant, serving various companies in executive capacities on an interim basis. Mr. Whiddon is currently a director of Sonoco Products Company, Inc. and of Dollar Tree Stores, Inc. Mr. Whiddon has been an Advisory Director of Berkshire Partners since October 2005 and previously served as a director of Bare Escentuals, Inc.

Board Leadership Structure

The Company's Corporate Governance Principles provide that positions of Chairman of the Board of Directors and Chief Executive Officer may be combined if the non-management Directors determine it is in the best interest of the Company. In August 2009, the non-management Directors appointed Mr. Casey, who was the then-current Chief Executive Officer and a sitting Board member, as Chairman. The Board believes it is appropriate to continue to combine the positions of the Chairman and Chief Executive Officer. Mr. Casey has 17 years of management, finance, and administrative leadership experience at the Company. In addition, Mr. Casey has extensive knowledge of, and experience with, all other aspects of the Company's business, including with its employees, customers, vendors, and shareholders. Having Mr. Casey serve as both Chairman and Chief Executive Officer helps promote unified leadership and direction for both the Board and management.

In connection with Mr. Casey's appointment as Chairman, the non-management Directors also created the position of Lead Independent Director and appointed Mr. Whiddon to serve in that role. The non-management Directors created the Lead Independent Director position to, among other things, ensure that the non-management Directors maintain proper oversight of management and Board process. The responsibilities of the Lead Independent Director include:

- serving as an advisor to the Chief Executive Officer on Board, executive management, and other significant matters;
- serving as a liaison between non-management Directors and the Chief Executive Officer;
- providing annual Board assessment and other feedback to the Chief Executive Officer;
- advising the Chief Executive Officer on the Board's informational needs;
- consulting on Board meeting materials, schedules, and agendas;
- calling and presiding over executive sessions of non-management Directors;
- presiding at the Board meetings in the absence of the Chairman; and
- after consultation with the Chief Executive Officer, communicating with major shareholders or other interested parties, as appropriate.

Risk Oversight

The Company's senior management has responsibility for assessing, managing, and mitigating the Company's strategic, financial, and operational risks, while the Board and its committees are responsible for overseeing management's efforts in these areas. The Board is responsible for strategic risk oversight, such as succession planning, growth plans, and product and channel diversification. The Board receives regular updates from senior management on such strategic risks at its Board meetings and more frequently, as appropriate. The Board's Audit Committee is responsible for overseeing the Company's policies and procedures for assessing, managing, and mitigating its financial and operational risks. The Audit Committee receives regular updates from the Company's risk management committee and senior management relating to the Company's efforts in these areas. The Board's Compensation Committee considers the risks associated with the Company's compensation policies and practices with respect to both executive compensation and compensation generally. In February 2011, our Compensation Committee reviewed the Company's compensation policies and practices to confirm that there are no risks arising from such compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Board Meetings

Our Corporate Governance Principles require Carter's to have at least four regularly scheduled Board meetings each year, and each Director is expected to attend each meeting. The Board met five times during fiscal 2010. In fiscal 2010, no Director participated in less than 75% of the aggregate number of all of the Board and applicable committee meetings. Although the Company does not have a policy regarding Director attendance at annual meetings, each Director, except for Mr. Whiddon, attended the Company's annual meeting in fiscal 2010.

Executive Sessions

Executive sessions of non-management Directors are held at least four times a year. Any non-management Director can request that an additional executive session be scheduled. The Board's Lead Independent Director presides at the executive sessions of non-management Directors.

Board Committees

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

The members of our Audit Committee are Ms. Brinkley and Messrs. Montgoris, Pulver, and Whiddon. Ms. Brinkley was appointed to serve on the committee on August 12, 2010. Mr. Pulver serves as Chairman of the committee. During fiscal 2010, the Audit Committee held ten meetings. The primary responsibilities of the Audit Committee include:

- oversight of the quality and integrity of the consolidated financial statements, including the accounting, auditing, and reporting practices of the Company;
- oversight of the Company's internal controls over financial reporting;
- appointment of the independent registered public accounting firm and oversight of its performance, including its qualifications and independence;
- oversight of the Company's compliance with legal and regulatory requirements; and
- oversight of the performance of the Company's internal audit function.

The Audit Committee operates pursuant to a written charter that addresses the requirements of the New York Stock Exchange's ("NYSE") listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Audit Committee is independent and meets the financial literacy requirements set forth in the NYSE's listing standards. The Board has also determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC.

The Audit Committee Report is included in this proxy statement on page 46.

Compensation Committee

The members of our Compensation Committee are Messrs. Cleverly, Eagle, Fulton, and Welch. Mr. Eagle was appointed to serve on the committee on August 12, 2010. Mr. Fulton serves as Chairman of the committee. During fiscal 2010, the Compensation Committee held four meetings. The primary responsibilities of the Compensation Committee include:

- establishing the Company's philosophy, policies, and strategy relative to executive compensation, including the mix of base salary and short-term and long-term incentive compensation within the context of stated guidelines for compensation relative to peer companies;
- evaluating the performance of the Chief Executive Officer and other executive officers relative to approved performance goals and objectives;
- setting the compensation of the Chief Executive Officer and other executive officers based upon an evaluation of their performance;

- assisting the Board in developing and evaluating candidates for key executive positions and ensuring a succession plan is in place for the Chief Executive Officer and other executive officers;
- evaluating compensation plans, policies, and programs with respect to the Chief Executive Officer, other executive officers, and non-management Directors;
- monitoring and evaluating benefit programs for the Company's Chief Executive Officer and other executive officers; and
- producing an annual report on executive compensation for inclusion in the Company's annual proxy statement. This years Compensation Committee Report is included in this proxy statement on page 26.

The Compensation Committee operates pursuant to a written charter that addresses the requirements of the NYSE's listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Compensation Committee is independent as defined in the NYSE's listing standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee serving during fiscal 2010 has been an officer or other employee of the Company. None of our executive officers has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Ms. Castagna and Messrs. Cleverly, Welch, and Whiddon. Bradley M. Bloom served on the committee until he resigned from the Board effective May 13, 2010. Mr. Cleverly was appointed to serve on the committee on August 12, 2010. Mr. Welch serves as Chairman of the committee. During fiscal 2010, the Nominating and Corporate Governance Committee held three meetings. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying and recommending candidates qualified to become Board members;
- recommending Directors for appointment to Board Committees; and
- developing and recommending to the Board a set of corporate governance principles and monitoring the Company's compliance with and effectiveness of such principles.

The Nominating and Corporate Governance Committee operates pursuant to a written charter that addresses the requirements of the NYSE's listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the NYSE's listing standards.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee regularly assesses the appropriateness of the size of the Board of Directors. In the event that vacancies occur or are anticipated, the Committee will consider prospective nominees that come to its attention through current Board members, professional search firms, or certain shareholders. The Board believes that it is appropriate to limit the group of shareholders who can propose nominees due to time constraints on the Nominating and

Corporate Governance Committee. The Committee will consider persons recommended by shareholders who hold more than 1% of our common stock for inclusion as nominees for election to the Board if the names of such persons are submitted to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. This submission must be made in writing and in accordance with our by-laws, including mailing the submission in a timely manner, share ownership at the time of the Annual Meeting, and including the nominee's name, address, and qualifications for Board membership.

When evaluating a potential candidate for membership on the Board, the Committee considers each candidate's skills and experience and assesses the needs of the Board and its committees at that point in time. Although the Committee does not have a formal policy on diversity, it believes that diversity is an important factor in determining the composition of the Board, and seeks to have Board members with diverse backgrounds, experiences, and points of view. In connection with its assessment of all prospective nominees, the Committee will determine whether to interview such prospective nominees, and if warranted, one or more members of the Committee, and others as appropriate, will interview such prospective nominees in person or by telephone. Once this evaluation is completed, if warranted, the Committee selects the nominees for election at the Annual Meeting.

Interested Party Communications

A shareholder or other interested party may submit a written communication to the Board, non-management Directors, or Lead Independent Director. The submission must be delivered to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

The Board, non-management Directors, or Lead Independent Director may require the submitting shareholder to furnish such information as may be reasonably required or deemed necessary to sufficiently review and consider the submission of such shareholder.

Each submission will be forwarded, without editing or alteration, to the Board, non-management Directors, or Lead Independent Director, as appropriate, at, or prior to, the next scheduled meeting of the Board. The Board, non-management Directors, or Lead Independent Director, as appropriate, will determine, in their sole discretion, the method by which such submission will be reviewed and considered.

Corporate Governance Principles and Code of Ethics

The Company is committed to conducting its business with the highest level of integrity and maintaining the highest standards of corporate governance. Our Corporate Governance Principles and our Code of Ethics provide the structure within which our Board and management operate the Company. The Company's Code of Ethics applies to all Directors and Company employees, including the Company's executive officers. Our Corporate Governance Principles and Code of Ethics are available on the Company's website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

Director Independence

The NYSE listing standards and the Company's Corporate Governance Principles require a majority of the Company's Directors to be independent from the Company and the Company's management. For a Director to be considered independent, the Board must determine that the Director has no direct or indirect material relationship with the Company. The Board considers all relevant information provided by each Director regarding any relationships each Director may have with the Company or management. To assist it in making such independence determinations, the Board has established the following independence tests, which address all the specific independence tests of the NYSE's listing standards. A Director will not be considered independent if:

- (a) the Director is, or within the last three years has been, employed by the Company; or (b) an immediate family member of the Director is, or within the last three years has been, employed as an executive officer of the Company;
- the Director, or an immediate family member of the Director, has received, during any twelve-month period within the last three years, direct compensation from the Company exceeding $120,000, other than Director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- (a) the Director, or an immediate family member of the Director, is a current partner of a firm that is the Company's internal auditor or independent registered public accounting firm; (b) the Director is a current employee of such a firm; (c) the Director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (d) the Director, or an immediate family member of the Director, was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time;
- the Director, or an immediate family member of the Director, is, or within the last three years has been, employed as an executive officer of another company where any of the Company's present executive officers serve or served on that company's compensation committee;
- the Director is a current employee, or has an immediate family member who is an executive officer, of another company that has made payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2%, of such other company's consolidated gross revenues;
- the Director, or an immediate family member of the Director, is, or within the last three years has been, employed by a company that has a director who is an officer of the Company;
- the Director serves as an officer, director, or trustee, or as a member of a fund raising organization or committee of a not-for-profit entity to which the Company made, in any of the last three fiscal years, contributions in excess of the greater of (i) $50,000, or (ii) 2% of the gross annual revenues or charitable receipts of such entity; or
- the Director is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other exceeds 1% of the total consolidated assets of such company.

Applying these standards, the Board has determined that all of our non-management Directors are independent.

PROPOSAL NUMBER ONE
ELECTION OF CLASS II DIRECTORS

The Board proposes that the four Class II Director nominees be re-elected to the Board to serve until 2014. The Company's Board is divided into three classes with each Director serving a three-year term or until his or her earlier resignation, death, or removal. In addition to the four Class II nominees, the Company's current Class I and Class III Directors are listed below. Each nominee currently serves as a Class II Director.

Class II Nominees—Terms Expiring at the Annual Meeting

Name	Age
Amy Woods Brinkley	55
Michael D. Casey	50
A. Bruce Cleverly	65
Jevin S. Eagle	44

The individuals who will continue to serve as Class III and Class I Directors after the Annual Meeting are:

Class III Directors—Terms Expiring in 2012

Name	Age
Paul Fulton	76
John R. Welch	79
Thomas E. Whiddon	58

Class I Directors—Terms Expiring in 2013

Name	Age
Vanessa J. Castagna	61
William J. Montgoris	64
David Pulver	69

The Board recommends a vote FOR the election of Amy Woods Brinkley, Michael D. Casey, A. Bruce Cleverly, and Jevin S. Eagle as Class II Directors.

Vote Required

The four nominees for election as Class II Directors who receive the greatest number of votes will be elected as Class II Directors. Votes may be cast in favor of all nominees, withheld from all nominees, or in favor of all nominees except specific nominees. Votes that are withheld and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes for each nominee, and, therefore, will not affect the outcome of the vote on this Proposal.

COMPENSATION OF DIRECTORS

Each of our non-management Directors receives an annual retainer and meeting fees, and each committee Chairman receives a separate retainer. The Board's philosophy is generally to target total compensation for each non-management Director at the fiftieth percentile of compensation paid to directors at companies in our peer group. With respect to each Director who served on the Board for the full fiscal 2010, each such Director's annual retainer was comprised of a $30,000 cash payment and a grant of our common stock valued at approximately $100,000. Mr. Eagle, who joined the Board on August 12, 2010, received a cash retainer and common stock grant, pro-rated for his time of service in fiscal 2010. Each Director received meeting fees of $2,500 for each regularly scheduled Board meeting, $1,000 for each special Board meeting, and $1,000 for each regularly scheduled or special meeting of our standing Board committees.

In fiscal 2010, the Chairman of our Audit Committee and our Lead Independent Director each received $20,000 cash retainers, and the Chairmen of our Compensation and Nominating and Corporate Governance Committees each received $10,000 cash retainers. In addition, as a new non-management Director, Mr. Eagle was granted a one-time grant of restricted common stock valued at approximately $100,000. This restricted stock vests on August 12, 2013, or three years after the date of grant.

We reimburse Directors for travel expenses incurred in connection with attending Board and committee meetings and for other expenses incurred while conducting Company business. Mr. Casey receives no additional compensation for serving on the Board. There are no family relationships among any of the Directors or our executive officers.

The following table provides information concerning the compensation of our non-management Directors for fiscal 2010.

FISCAL 2010 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (b)	Stock Awards ($) (c)	Total ($)
Bradley M. Bloom (a)	$27,000	$ —	$ 27,000
Amy Woods Brinkley	$41,594	$200,006 (d)	$241,600
Vanessa J. Castagna	$44,000	$100,003	$144,003
A. Bruce Cleverly	$47,000	$100,003	$147,003
Jevin S. Eagle	$22,000	$150,036 (e)	$172,036
Paul Fulton	$55,000	$100,003	$155,003
William J. Montgoris	$56,000	$100,003	$156,003
David Pulver	$76,000	$100,003	$176,003
John R. Welch	$58,000	$100,003	$158,003
Thomas E. Whiddon	$75,500	$100,003	$175,503

(a) All compensation earned by Mr. Bloom was paid to Berkshire Partners. Mr. Bloom resigned as a Director effective May 13, 2010.

(b) This column reports the amount of cash compensation earned in fiscal 2010 through annual cash retainers and meeting fees.

(c) On May 13, 2010, we issued each of our non-management Directors (except Mr. Eagle) 3,004 shares of common stock with a grant date fair value of $33.29 per share.

(d) In connection with joining the Board, Ms. Brinkley was granted 3,004 shares of common stock and 3,004 shares of restricted stock, which vest on May 13, 2013, or three years after the date of grant. These shares had a grant date fair value of $33.29 per share. In accordance with accounting guidance on share-based payments, we assume the restricted shares will fully vest in May 2013 and record the related expense ratably over the vesting period.

(e) Upon joining the Board in August 2010, the Company issued Mr. Eagle 2,115 shares of common stock and 4,229 shares of restricted stock, which vest on August 12, 2013, or three years after the date of grant. These shares had a grant date fair value of $23.65 per share. In accordance with accounting guidance on share-based payments, we assume the restricted shares will fully vest in August 2013 and record the related expense ratably over the vesting period.

For complete beneficial ownership information of our common stock for each Director, see heading "Securities Ownership of Beneficial Owners, Directors, and Executive Officers" on page 33.


Proxy

EXECUTIVE OFFICERS' BIOGRAPHICAL INFORMATION AND EXPERIENCE

The following table sets forth the name, age, and position of each of our executive officers as of the date of this proxy statement.

Name	Age	Position
Michael D. Casey	50	Chairman of the Board of Directors, Chief Executive Officer, and President
Lisa A. Fitzgerald	48	Executive Vice President and Brand Leader for OshKosh B'gosh
William G. Foglesong	41	Senior Vice President of Marketing
Brendan M. Gibbons	35	Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary
Brian J. Lynch	48	Executive Vice President and Brand Leader for Carter's
James C. Petty	52	President of Retail Stores
Richard F. Westenberger	42	Executive Vice President and Chief Financial Officer
Charles E. Whetzel, Jr.	60	Executive Vice President and Chief Supply Chain Officer
Jill A. Wilson	44	Senior Vice President of Human Resources and Talent Development

Michael D. Casey joined the Company in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, and Chief Executive Officer in 2008. Mr. Casey became a Director in 2008 and was named Chairman of the Board of Directors in 2009. Prior to joining the Company, Mr. Casey worked for 11 years with Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Casey serves as a director of National Vision, Inc.

Lisa A. Fitzgerald joined the Company in 2010 as Executive Vice President and Brand Leader for OshKosh B'gosh. From 2000 to 2009, Ms. Fitzgerald was with Lands' End, Inc., a specialty apparel division of Sears Holdings Corporation, having served most recently as Executive Vice President of Merchandising, Design, and Creative, and as Interim President in 2008. Prior to that, Ms. Fitzgerald worked for Gymboree as Vice President and General Merchandise Manager for its Baby product line.

William G. Foglesong joined the Company in 2010 as Senior Vice President of Marketing. From 2008 to 2010, Mr. Foglesong was the Vice President of Marketing and Direct-To-Consumer at Spanx, Inc., a leading woman's apparel company. From 2002 to 2008, Mr. Foglesong worked at The Home Depot, Inc. where he was General Manager of Home Depot Direct. Mr. Foglesong started his career with General Electric and gained additional experience at The Boston Consulting Group where he focused on building eCommerce strategies for his clients.

Brendan M. Gibbons joined the Company in 2004 as Vice President, General Counsel, and Secretary. In 2010, Mr. Gibbons was promoted to Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary following the assumption of additional responsibilities. Mr. Gibbons joined the Company from Ropes & Gray LLP where, among other responsibilities, he counseled private and public companies on governance, compliance, and general corporate and securities matters.

Brian J. Lynch joined the Company in 2005 as Vice President of Merchandising. Mr. Lynch was promoted to Senior Vice President in 2008. In 2009, Mr. Lynch was promoted to Executive Vice President and Brand Leader for Carter's. Prior to joining the Company, Mr. Lynch was with The Walt Disney Company for nine years in various merchandising, brand management, and strategy roles in the Disney Parks & Resorts division. Prior to Disney, Mr. Lynch worked for Champion Products, a division of Hanesbrands Inc.

James C. Petty joined the Company in 2007 as President of Retail Stores. Prior to joining the Company, Mr. Petty served as President and Chief Executive Officer of PureBeauty, Inc. from 2005 to 2006. From 1997 to 2004, Mr. Petty held various positions at predecessors to Ascena Retail Group, Inc., a specialty retailer of apparel for women and tween girls, including President, General Manager—Limited Too Division, Executive Vice President, Stores and Real Estate; Senior Vice President, Stores; and Vice President, Stores, Limited Too Division. Prior to 1997, Mr. Petty spent thirteen years at Gap, Inc. where he held various positions with Gap, Banana Republic and Old Navy brands, including as Vice President of Operations for Old Navy and prior to that as Vice President of Operations for Banana Republic.

Richard F. Westenberger joined the Company in 2009 as Executive Vice President and Chief Financial Officer. Mr. Westenberger's responsibilities include management of the Company's finance and information technology functions. Prior to joining the Company, Mr. Westenberger served as Vice President of Corporate Finance and Treasurer of Hewitt Associates, Inc. from 2006 to 2008. Prior to Hewitt, Mr. Westenberger was Senior Vice President and Chief Financial Officer of Lands' End, Inc., a specialty apparel division of Sears Holdings Corporation. During his ten years at Sears, Mr. Westenberger held various other senior financial management positions, including Vice President of Corporate Planning and Analysis and Vice President of Investor Relations. Prior to Sears, Mr. Westenberger was with Kraft Foods, Inc. He began his career at Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, and is a certified public accountant.

Charles E. Whetzel, Jr. joined the Company in 1992 as Executive Vice President of Operations. Mr. Whetzel was promoted to Executive Vice President of Manufacturing in 1997, Executive Vice President of Global Sourcing in 2000, and Executive Vice President and Chief Sourcing Officer in 2005. In 2010, Mr. Whetzel was promoted to Executive Vice President and Chief Supply Chain Officer. Mr. Whetzel began his career at Aileen, Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen, Inc., Mr. Whetzel held positions of increased responsibility with Health-Tex, Inc., Mast Industries, Inc., and Wellmade Industries, Inc. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for The HD Lee Company, Inc.

Jill A. Wilson joined the Company in 2009 as Vice President of Human Resources. In 2010, Ms. Wilson was promoted to Senior Vice President of Human Resources and Talent Development. Ms. Wilson joined the Company after more than 20 years with The May Company and Macy's. While at Macy's, Ms. Wilson held various Human Resources positions of increasing responsibility, including Group Vice President of Human Resources. Ms. Wilson has extensive experience in a broad range of human resources disciplines, including talent management, organizational development, compensation, and talent acquisition.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis, or CD&A, is intended to provide information regarding the Company's executive compensation program and practices. This CD&A covers a variety of topics, including the Company's compensation philosophy regarding executive compensation, the role of our Compensation Committee in setting the compensation of our executive officers, including our named executive officers, and our executive compensation decisions for fiscal 2010.

Our named executive officers for fiscal 2010 were: Michael D. Casey, Chief Executive Officer; Richard F. Westenberger, Executive Vice President and Chief Financial Officer; Lisa A. Fitzgerald, Executive Vice President and Brand Leader for OshKosh B'gosh; James C. Petty, President of Retail Stores; and Charles E. Whetzel, Jr., Executive Vice President and Chief Supply Chain Officer. Ms. Fitzgerald joined the Company as Executive Vice President and Brand Leader for OshKosh B'gosh on February 1, 2010.

Compensation Philosophy

The Company is committed to achieving long-term, sustainable growth and increasing shareholder value. The Company's compensation program for our named executive officers is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our named executive officers' total compensation to Company performance in the form of incentive compensation. The principal elements of the compensation structure for our named executive officers, which are discussed in more detail below, are base salary, annual cash incentive compensation, and long-term equity incentive compensation.

Together, the Company refers to these three elements as total direct compensation. In addition, prior to 2010, the Company offered perquisites and other personal benefits to certain of our named executive officers. Starting in fiscal 2010, all of the perquisites and other personal benefits, with the exception of the Company's 401(k) matching program, as described below under the heading "Perquisites and Other Personal Benefits," have been eliminated. Our named executive officers may also receive special bonuses in recognition of special circumstances or for superior performance.

The Company's compensation philosophy is to set our named executive officers' compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment. In light of this philosophy, our Compensation Committee generally targets setting our named executive officers' total direct compensation between the fiftieth and seventy-fifth percentile of compensation paid to executives in similar positions at companies set forth in the Total Remuneration Survey (the "Retail Survey") conducted by the Hay Group, an independent compensation consultant engaged by our Compensation Committee. The Compensation Committee generally targets setting our named executive officers' maximum total direct compensation in the top quartile if superior performance is achieved. In setting compensation for our named executive officers, the Compensation Committee also references the proxy compensation data of companies in our peer group, particularly when there are directly comparable positions in our peer group to those of our named executive officers, such as our Chief Executive Officer and Chief Financial Officer.

The Retail Survey is comprised of approximately 100 companies (listed in Appendix A) in the retail and wholesale industry and provides comparable compensation information by controlling for differences in companies' revenue size and in the scope of responsibility of different executives. Our peer group is generally comprised of companies in the retail or wholesale industries that primarily conduct business in apparel or related accessories, sell products under multiple brands through retail and outlet stores, and have net sales generally between one-half and two times the Company's net sales. In fiscal 2010, our peer group was comprised of the following companies:

Aeropostale, Inc.	Guess?, Inc.
American Eagle Outfitters, Inc.	The Gymboree Corp.
Ascena Retail Group, Inc.	J. Crew Group, Inc.
Chico's FAS, Inc.	Oxford Industries, Inc.
The Children's Place Retail Stores, Inc.	Pacific Sunwear of California, Inc.
Coach, Inc.	Quiksilver, Inc.
Coldwater Creek Inc.	The Timberland Company
Columbia Sportswear Company	The Warnaco Group, Inc.

In August 2010, our Compensation Committee reviewed our peer group with the Hay Group and determined to replace Tween Brands, Inc. with Ascena Retail Group, Inc. (formerly The Dress Barn, Inc.) after its acquisition by Ascena Retail Group. Throughout fiscal 2010, our Compensation Committee reviewed compensation data from the Retail Survey and our peer group to compare the compensation of our named executive officers.

The Company's 401(k) matching program provides matching at the discretion of the Company based on the Company's performance. In February 2011, the Company announced that contributions made to the Company's 401(k) plan in fiscal 2010 would be matched 100% by the Company up to Internal Revenue Service limitations.

Although no changes were made to the Company's overall compensation philosophy or structure, the Company is taking measures in fiscal 2011 to control and reduce certain costs in response to a projected significant increase in the Company's product costs, driven by inflation in significant component costs such as raw cotton. These cost increases are expected to adversely affect the Company's profitability. The measures include, except for promotions and other performance-based increases, holding our employees' base salaries and annual cash incentive compensation targets consistent with fiscal 2010 levels, including the salaries of our named executive officers.

Role of the Compensation Committee

Our Compensation Committee sets the total direct compensation of our named executive officers. Our Compensation Committee also sets the financial performance targets for our named executive officers' annual cash incentive compensation and vesting terms for their equity awards, including performance-based awards. Our Compensation Committee has engaged the Hay Group to advise it on executive and director compensation matters and to provide the Committee with data to benchmark the base salary, annual cash incentive compensation, and long-term equity incentive compensation of our named executive officers. The Hay Group serves at the discretion of the Compensation Committee and meets privately with the Compensation Committee and with its Chairman.

To maintain the effectiveness of our executive compensation program, and to keep it consistent with our compensation philosophy, our Compensation Committee regularly reviews the reasonableness of compensation for our executive officers, including our named executive officers, and compares it with compensation data from the Retail Survey and our peer group.

In making compensation determinations for our named executive officers, our Compensation Committee principally takes into account:

(i) the nature and scope of each officer's responsibilities;

(ii) the Company's performance; and

(iii) the comparative compensation data of companies in the Retail Survey and our peer group.

Our Compensation Committee also considers the recommendations of our Chief Executive Officer regarding the base salary, annual cash incentive compensation, and long-term equity incentive compensation of our named executive officers, other than himself. In addition, our Chief Executive Officer makes recommendations to the Compensation Committee regarding the structure of our executive compensation program.

Total Direct Compensation

In setting a total direct compensation target for each named executive officer, our Compensation Committee considers both objective and subjective factors, including the scope of each officer's responsibilities, Company performance, prior equity awards, potential future earnings from equity awards, retention needs, and comparative compensation data of companies in the Retail Survey and our peer group. The Company's compensation philosophy is generally to target total direct compensation for each of our named executive officers between the fiftieth and seventy-fifth percentile of compensation paid to executives in similar positions at companies set forth in the Retail Survey and our peer group, as appropriate, and to set our named executive officers total direct compensation in the top quartile if superior performance is achieved.

In fiscal 2010, as set forth in more detail in the Fiscal 2010 Summary Compensation Table, the total direct compensation of each of our named executive officers was as follows:

Named Executive Officer	Total Direct Compensation
Michael D. Casey	$5,114,031
Richard F. Westenberger	$1,337,076
Lisa A. Fitzgerald	$2,611,489
James C. Petty	$1,648,932
Charles E. Whetzel, Jr.	$1,458,922

Base Salary

The Company's compensation philosophy is generally to target our named executive officers' base salaries at approximately the fiftieth percentile of the base salaries paid to executives in similar positions set forth in the Retail Survey and our peer group, as appropriate, while making adjustments in light of the objective and subjective factors discussed above. Ms. Fitzgerald's base salary for 2010 was approved by the Compensation Committee based on Ms. Fitzgerald's compensation prior to joining the Company, negotiations with Ms. Fitzgerald at the time she was hired, and taking into consideration the data for similar positions at companies set forth in the Retail Survey and the proxy peer group. As discussed above under the heading "Compensation Philosophy," fiscal 2011 base salaries for our named executive officers will remain at fiscal 2010 levels.

The following table details the base salaries we provided in fiscal 2010 to each of our named executive officers and their corresponding base salaries for fiscal 2011:

Named Executive Officer	Base Salary	
	Fiscal 2010	Fiscal 2011
Michael D. Casey Chairman of the Board and Chief Executive Officer	$760,000	$760,000
Richard F. Westenberger Executive Vice President and Chief Financial Officer	$425,000	$425,000
Lisa A. Fitzgerald Executive Vice President and Brand Leader for OshKosh B'gosh	$500,000	$500,000
James C. Petty President of Retail Stores	$480,000	$480,000
Charles E. Whetzel, Jr. Executive Vice President and Chief Supply Chain Officer	$475,000	$475,000

Annual Cash Incentive Compensation

The Company makes annual cash incentive compensation a significant component of our named executive officers' targeted total direct compensation, while maintaining the Company's compensation philosophy generally to target total direct compensation between the fiftieth and seventy-fifth percentile of compensation paid to executives in similar positions set forth in the Retail Survey and our peer group, as appropriate, and in the top quartile when superior performance is achieved. We believe this compensation program design aligns the interests of our named executive officers with the interests of our shareholders.

For each named executive officer, our Compensation Committee approves a target annual cash incentive compensation that is a percentage of such named executive officer's base salary. In establishing these annual cash incentive compensation targets, the Compensation Committee considers our named executive officers' potential total direct compensation in light of the Company's compensation philosophy and comparative compensation data. In February 2010, our Compensation Committee set the following fiscal 2010 annual cash incentive compensation targets for our named executive officers: 150% of base salary for Mr. Casey, and 75% of base salary for Ms. Fitzgerald and Messrs. Westenberger, Petty, and Whetzel.

The named executive officers can earn their annual cash incentive compensation based upon the Company's achievement of financial performance targets pre-determined by the Compensation Committee.

In accordance with our Incentive Compensation Plan, for fiscal 2010, the Compensation Committee used three financial performance metrics to determine the amount, if any, of annual cash incentive compensation to be paid under our Incentive Compensation Plan: net sales (weighted at 25%), earnings before interest and taxes ("EBIT"), adjusted, if applicable, in the same manner as for presentation to the financial markets (weighted at 25%), and earnings per share ("EPS"), adjusted, if applicable, in the same manner as for presentation to the financial markets, (weighted at 50%). Our Compensation Committee selected net sales, EBIT, and EPS as performance metrics because it believes they are key financial measures that are aligned with the interests of our shareholders and help to measure the quality of our earnings.


Proxy

Our Compensation Committee has the discretion not to award annual cash incentive compensation, even if the Company achieves its financial performance targets, and to take into account personal performance in determining the percentage of each named executive officer's annual cash incentive compensation to be paid, if any.

Our named executive officers could have earned from 0% to 200% of their target cash incentive compensation in fiscal 2010 based upon the Company's achievement of the following financial targets, weighted at the following percentages:

	Net Sales ($ in billions) (25%)	EBIT ($ in millions) (25%)	EPS (50%)
25% of Target Cash Incentive Compensation	$1.614	$229.5	$2.25
100% of Target Cash Incentive Compensation . . .	$1.675	$237.5	$2.36
200% of Target Cash Incentive Compensation . . .	$1.723	$242.7	$2.41

Based on the Company's fiscal 2010 net sales of $1.749 billion, EBIT of $243.3 million, and EPS of $2.46, our named executive officers earned 200% of their cash incentive compensation targets for fiscal 2010.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company's principal executive officer and the company's three most highly compensated executive officers, other than its principal financial officer. This limitation generally does not apply to performance-based compensation that is awarded under a plan that is approved by the shareholders of a company and that also meets certain other technical requirements. Our compensation program for our named executive officers is intended to operate within the deductibility requirements under Section 162(m). However, the Compensation Committee may decide, from time to time, to award compensation that is not fully deductible under Section 162(m) to ensure that our executive officers are compensated at a competitive level or for other reasons consistent with our compensation policies and philosophies.

Long-Term Equity Incentive Compensation

Our Equity Incentive Plan allows for various types of equity awards, including stock options, restricted stock, stock appreciation rights, and deferred stock. Awards under our Equity Incentive Plan are granted to recruit, motivate, and retain employees and in connection with promotions or increased responsibility. Our Compensation Committee has only awarded time and performance-based stock options and time and performance-based restricted stock, although it could use other forms of equity awards in the future.

All awards under our Equity Incentive Plan must be approved by our Compensation Committee. Our Compensation Committee determines the type, timing, and amount of equity awards granted to each of our named executive officers after considering their previous equity awards, base salary, and target annual cash incentive compensation in light of the Company's compensation philosophy. Our Compensation Committee also considers the comparative compensation data in the Retail Survey and our peer group, and our desire to retain and motivate our named executive officers and to align their goals with the long-term goals of our shareholders. Our Compensation Committee's practice is to approve grants of stock options and restricted stock at regularly scheduled meetings. Our Compensation Committee may also make equity grants at special meetings or by unanimous written consent. Our Compensation Committee could select a date subsequent to a regularly scheduled meeting on which to grant equity awards. Our Compensation Committee sets the exercise prices of equity awards at the closing price of our common stock on the NYSE on the date of grant.

In considering the value of equity awards, we calculate the value of stock option awards by using the Black-Scholes option pricing valuation method and the value of restricted stock awards equal to the closing price of our common stock on the date of grant. In addition, our Compensation Committee regularly reviews the equity ownership of our named executive officers compared to the Company's minimum ownership guidelines.

Under the Company's minimum ownership guidelines, no named executive officer may sell Company stock (other than to cover the tax obligations resulting from the vesting of Company restricted stock or from exercising vested stock options) unless he or she owns shares of Company stock with a total market value in excess of a multiple of his or her base salary. The multiples for our named executive officers are as follows: Chief Executive Officer—seven times his base salary; Chief Financial Officer, Brand Leader for OshKosh B'gosh, and President of Retail Stores—three times their base salaries; and Chief Supply Chain Officer—five times his base salary. Each of our named executive officers has complied with these ownership guidelines.

Our equity retention policy for the named executive officers requires that any restricted stock granted to a named executive officer after January 1, 2009 be held for the entire vesting period from the date of grant prior to sale, except for any withholding to cover tax obligations resulting from the vesting of such shares. The policy also requires that options granted after January 1, 2009 be held for at least one year from the date of vesting.

In February 2010, based on the criteria described below, our Compensation Committee approved option and restricted stock grants for each named executive officer. Messrs. Casey, Westenberger, Petty, and Whetzel received an annual grant of time-based stock options of 80,000, 13,000, 21,000, and 13,000 shares, respectively, and an annual grant of restricted stock of 40,000, 4,000, 7,000, and 4,000 shares, respectively. Ms. Fitzgerald received a grant of 40,000 time-based stock options and 20,000 restricted stock shares in February 2010, representing an initial equity grant for joining the Company in early 2010. Ms. Fitzgerald's option and restricted stock grants were approved by the Compensation Committee based on Ms. Fitzgerald's compensation prior to joining the Company, negotiations with Ms. Fitzgerald at the time she was hired, and taking into consideration the data for similar positions at companies set forth in the Retail Survey and the proxy peer group.

In February 2011, taking into consideration the Company's financial performance in fiscal 2010, equity ownership levels of the Company's named executive officers, retention needs, and the comparative compensation data presented by the Hay Group indicating that the total direct compensation for the named executive officers was below the fiftieth to seventy-fifth percentile targeted by the Compensation Committee, our Compensation Committee approved annual grants of time-based stock options and restricted stock in the following amounts: 80,000 time-based stock options and 40,000 shares of restricted stock for Mr. Casey and 12,000 time-based stock options and 16,000 shares of restricted stock for Ms. Fitzgerald and Messrs. Westenberger, Petty, and Whetzel. In March 2011, the Compensation Committee also approved a grant of 80,000 performance-based restricted shares for Mr. Casey. His restricted shares are eligible to vest in fiscal 2014 in varying percentages (between 25% and 100%) if the Company's earnings per share (as may be adjusted from time to time) have compound annual growth, measured from fiscal 2010 to fiscal 2014, between 4% and 10%.

All of the time-based stock option and restricted stock awards granted to our named executive officers in fiscal 2010 and fiscal 2011 are subject to the equity retention policy described above and vest in four equal, annual installments on the anniversary of the grant date, contingent on the executive officer's continued employment with the Company.

Severance and Employment Agreements

Each of Mr. Casey, Mr. Westenberger, Ms. Fitzgerald, and Mr. Petty has a severance agreement with the Company. Mr. Whetzel has an employment agreement with the Company. The agreement with Mr. Whetzel automatically renews for one-year periods unless earlier terminated in accordance with its provisions.

In the event that a named executive officer is terminated by the Company for "cause," retires, becomes disabled, or dies, the executive or his or her estate will be provided his or her base salary and medical and other benefits through the termination of his or her employment.

If a named executive officer is terminated without "cause," or a named executive officer terminates for "good reason" (with "cause" and "good reason" defined in each executive's respective agreement and summarized below) the Company will be obligated to pay such executive's base salary, medical, dental and life insurance benefits for 24 months in the case of: Messrs Casey, Whetzel, or Petty, and for 12 months in the case of: Ms. Fitzgerald or Mr. Westenberger. The Company is also obligated to pay Messrs. Casey, Petty, and Westenberger and Ms. Fitzgerald a pro-rated annual cash incentive compensation amount that would have been earned by each such executive if he or she had been employed at the end of the year in which his or her employment was terminated. In the case of Mr. Whetzel, any annual cash incentive compensation will not be pro-rated. The determination of whether an annual cash incentive compensation is payable to the named executive officer will not take into account any individual performance goals and shall be based solely on the extent to which Company performance goals have been met.

In the event that within two years following a "change of control" (with "change of control" defined in each executive's agreement) the Company terminates the named executive officer's employment, other than for "cause" or such executive terminates his or her employment for "good reason," the Company shall pay such named executive officer base salary, medical, dental and life insurance benefits for 36 months in the case of Mr. Casey, and 24 months in the case of: Mr. Westenberger, Ms. Fitzgerald, or Mr. Petty. In the event of a "change of control" of the Company, all unvested stock options and all unvested shares of restricted stock held by the named executive officers shall fully vest.

Severance payments made to the named executive officers are subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Under the agreements with each of our named executive officers, "cause" is generally deemed to exist when the named executive officer has: (i) been convicted of a felony or entered a plea of guilty or no contest to a felony; (ii) committed fraud or other act involving dishonesty for personal gain which is materially injurious to the Company; (iii) materially breached his or her obligations of confidentiality, intellectual property assignment, non-competition, non-solicitation, or non-disparagement against the Company after a cure period, provided such breach by its nature was curable; (iv) willfully engaged in gross misconduct which is injurious to the Company; or, (v) after a cure period, willfully refused to substantially perform his duties or is grossly negligent in performance of such duties.

Under the agreements with our named executive officers, "good reason" is generally deemed to exist when there is (i) a material reduction in executive's title, duties, or responsibilities; (ii) a material change in the geographic location at which the executive must perform services; or (iii) a material breach of the executive's agreement by the Company.

Potential Payments Upon a Termination and Change of Control

Termination

As described in more detail above under the heading "Severance and Employment Agreements," we have entered into certain agreements and maintain certain plans that may require us to make certain payments and provide certain benefits to our named executive officers in the event of a termination of employment.

For purposes of the table below, a hypothetical termination without "cause" or for "good reason" is assumed to have occurred as of January 1, 2011, the last day of fiscal 2010. However, none of our named executive officers were terminated on January 1, 2011. There can be no assurance that a termination of employment of any of our named executive officers would produce the same or similar results as those set forth below on any other date. The terms "without cause" and "good reason" are defined in the agreements with our executives and summarized above under the heading "Severance and Employment Agreements."

	Michael D. Casey	Richard F. Westenberger	Lisa A. Fitzgerald	James C. Petty	Charles E. Whetzel, Jr.
Base Salary	$1,520,000	$ 425,000	$ 500,000	$ 960,000	$ 950,000
Cash Incentive Compensation (a)	2,280,000	637,500	750,000	720,000	712,500
Health and Other Benefits	32,123	16,320	16,320	32,640	11,466
Total	$3,832,123	$1,078,820	$1,266,320	$1,712,640	$1,673,966

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2010 described in more detail under the heading "Annual Cash Incentive Compensation" above.

Termination Following a Change of Control

As described in more detail above under the heading "Severance and Employment Agreements," we have entered into certain agreements that may require us to make certain payments and provide certain benefits to our named executive officers in the event of a change of control (with "change of control" defined in each executive's agreement).

For purposes of the table below, we have assumed that all stock options and all unvested shares of restricted stock have fully vested immediately prior to a change of control on January 1, 2011, the last day of fiscal 2010, and that a termination without "cause" occurred immediately following a change of control on January 1, 2011. However, neither a change of control nor a termination without "cause" occurred on January 1, 2011, and none of the stock options or restricted stock awards was accelerated. The closing price on the NYSE of the Company's common stock on the last trading day of fiscal 2010 was $29.51 per share, and the intrinsic value of accelerated stock option vesting would have been as set forth below. There can be no assurance that a change of control would produce the same or similar results as those set forth below on any other date or at any other price.

	Michael D. Casey	Richard F. Westenberger	Lisa A. Fitzgerald	James C. Petty	Charles E. Whetzel, Jr.
Base Salary	$ 2,280,000	$ 850,000	$1,000,000	$ 960,000	$ 950,000
Cash Incentive Compensation (a)	2,280,000	637,500	750,000	720,000	712,500
Health and Other Benefits	48,184	32,640	32,640	32,640	11,466
Option Value	1,717,935	209,160	58,800	843,433	496,260
Restricted Stock Value	4,588,805	339,365	590,200	804,148	376,253
Total	$10,914,924	$2,068,665	$2,431,640	$3,360,221	$2,546,479

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2010 described in more detail under the heading "Annual Cash Incentive Compensation" above.

Perquisites and Other Benefits

Except for the 401(k) matching program, our named executive officers do not receive any perquisites or other benefits.


Proxy

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Submitted by the Compensation Committee

Mr. Paul Fulton, Chairman
Mr. A. Bruce Cleverly
Mr. Jevin S. Eagle
Mr. John R. Welch

FISCAL 2010 SUMMARY COMPENSATION TABLE

The table below provides information concerning the compensation of our named executive officers.

In the "Salary" column, we disclose the base salary paid to each of our named executive officers during fiscal 2010, 2009, and 2008.

In the "Bonus" column, we disclose the cash bonuses earned during fiscal 2010, 2009, and 2008, other than amounts earned pursuant to the Company's Incentive Compensation Plan.

In the "Stock Awards" and "Option Awards" columns, we disclose the total fair value of the grants made in fiscal 2010, 2009, and 2008, without a reduction for assumed forfeitures. For restricted stock, the fair value is calculated using the closing price on the NYSE of our stock on the date of grant. For time-based and performance-based stock options, the fair value is calculated based on assumptions summarized in Note 6 to our audited consolidated financial statements, which are included in our fiscal 2010 Annual Report on Form 10-K.

In the column "Non-Equity Incentive Plan Compensation," we disclose the dollar value of all compensation earned in fiscal 2010, 2009, and 2008 pursuant to the Company's Incentive Compensation Plan.

In the column "All Other Compensation," we disclose the dollar value of all other compensation that could not properly be reported in other columns of the Fiscal 2010 Summary Compensation Table, including perquisites, amounts reimbursed for the payment of taxes, and insurance premiums paid by the Company for the benefit of our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (d)	Total ($)
Michael D. Casey	2010	$739,231	$ —	$1,121,600	$951,200	$2,280,000	$ 22,000	$5,114,031
Chairman of the Board of Directors and	2009	$700,000	$ —	$ 907,000	$763,000	$1,960,426	$110,315	$4,440,741
Chief Executive Officer	2008	$540,385 (a)	$ —	$1,344,000	$891,250	$ 651,000	$121,500	$3,548,135
Richard F. Westenberger	2010	$416,346	$ —	$ 112,160	$154,570	$ 637,500	$ 16,500	$1,337,076
Executive Vice President and Chief Financial Officer	2009	$376,923	$200,000 (e)	$ 168,400	$141,000	$ 600,000	$161,920	$1,648,243
Lisa A. Fitzgerald (g) Executive Vice President and Brand Leader for OshKosh B'gosh	2010	$451,923	$250,000 (f)	$ 560,800	$475,600	$ 750,000	$123,166	$2,611,489
James C. Petty	2010	$460,962	$ —	$ 196,280	$249,690	$ 720,000	$ 22,000	$1,648,932
President of Retail Stores	2009	$425,000	$ —	$ 126,980	$190,750	$ 637,500	$ 9,800	$1,390,030
	2008	$412,500	$593,596 (e)	$ 354,500	$436,500	$ 200,000	$ 91,899	$2,088,995
Charles E. Whetzel, Jr.	2010	$457,692	$ —	$ 112,160	$154,570	$ 712,500	$ 22,000	$1,458,922
Executive Vice President and	2009	$425,000	$ —	$ 90,700	$152,600	$ 694,318	$159,230	$1,521,848
Chief Supply Chain Officer	2008	$417,308	$ —	$ 141,800	$232,800	$ 230,563	$164,220	$1,186,691

(a) Prior to Mr. Casey's promotion to Chief Executive Officer on August 1, 2008, his base salary for the 2008 fiscal year was $450,000. After his promotion and for the balance of the 2008 fiscal year, his base salary was $700,000.

(b) The amounts disclosed in this column for Messrs. Casey, Westenberger, Petty, and Whetzel, and Ms. Fitzgerald reflect the total grant date fair value for the following grants:

(i) Mr. Casey was granted 75,000 shares of performance-based restricted stock on August 7, 2008 with a grant date fair value of $17.92 per share. Fifty percent of these shares vested on March 2, 2011. The remaining 50% of these shares will then vest in equal amounts on December 31, 2011 and December 31, 2012 based on Mr. Casey's continued employment with the Company. Mr. Casey was also granted 50,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share and 40,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.


Proxy

(ii) Mr. Westenberger was granted 10,000 shares of restricted stock on February 6, 2009 with a grant date fair value of $16.84 per share and 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 20,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. These shares vest in four equal, annual installments following the date of grant.

(iv) Mr. Petty was granted 25,000 shares of restricted stock on July 1, 2008 with a grant date fair value of $14.18 per share, 7,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14, and 7,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04. These grants vest in four equal, annual installments following the date of grant.

(v) Mr. Whetzel was granted 10,000 shares of restricted stock on July 1, 2008 with a grant date fair value of $14.18 per share, 5,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14, and 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04. These grants vest in four equal, annual installments following the date of grant.

(c) The amounts disclosed in this column represent the total grant date fair value for the following grants:

(i) Mr. Casey was granted 125,000 time-based stock options on August 6, 2008 with a Black-Scholes fair value of $7.13 per share and an exercise price of $17.90 per share, 100,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 80,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(ii) Mr. Westenberger was granted 20,000 time-based stock options on February 6, 2009 with a Black-Scholes fair value of $7.05 per share and an exercise price of $16.84 per share, and 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 40,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These shares vest in four equal, annual installments following the date of grant.

(iv) Mr. Petty was granted 75,000 time-based stock options on July 1, 2008 with a Black-Scholes fair value of $5.82 per share and an exercise price of $14.18 per share, 25,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 21,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(v) Mr. Whetzel was granted 40,000 time-based stock options on July 1, 2008 with a Black-Scholes fair value of $5.82 per share and an exercise price of $14.18 per share, 20,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(d) The amounts shown as "All Other Compensation" for fiscal 2010 consist of the following:

Name	401(k) Company Match	Relocation	Tax Gross-Ups (i)	Total
Michael D. Casey	$22,000	$ —	$ —	$ 22,000
Richard F. Westenberger	$16,500	$ —	$ —	$ 16,500
Lisa A. Fitzgerald	$16,154	$69,389	$37,623	$123,166
James C. Petty	$22,000	$ —	$ —	$ 22,000
Charles E. Whetzel, Jr.	$22,000	$ —	$ —	$ 22,000

(i) Ms. Fitzgerald's gross-up is comprised of $37,623 for relocation reimbursements.

(e) Special one-time bonus for Mr. Westenberger related to the reimbursement of lost value on the sale of his former residence in connection with his relocation. Special one-time bonus for Mr. Petty related to the reimbursement of lost value on the sale of his former residence and associated tax gross-ups in connection with his relocation.

(f) Special one-time sign-on bonus for Ms. Fitzgerald.

(g) Ms. Fitzgerald joined the Company on February 1, 2010.

FISCAL 2010 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each grant of plan-based awards made to a named executive officer in fiscal 2010. This includes incentive compensation awards granted under our Incentive Compensation Plan and stock option and restricted stock awards granted under our Equity Incentive Plan. The threshold, target, and maximum columns reflect the range of estimated payouts under these plans for fiscal 2010. The exercise price disclosed is equal to the closing market price of our common stock on the date of grant. The last column reports the aggregate grant date fair value of all awards made in fiscal 2010 as if they were fully vested on the grant date.

Name	Award Type	Equity Award Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael D. Casey	Cash Incentive Compensation	—	$285,000	$1,140,000	$2,280,000	—	—	—	$ —	$ —
	Shares (b)	2/16/2010	$ —	$ —	$ —	—	40,000	40,000	$ —	$1,121,600
	Options (c)	2/16/2010	$ —	$ —	$ —	—	80,000	80,000	$28.04	$ 951,200
Richard F. Westenberger	Cash Incentive Compensation	—	$ 79,687	$ 318,750	$ 637,500	—	—	—	$ —	$ —
	Shares (b)	2/16/2010	$ —	$ —	$ —	—	4,000	4,000	$ —	$ 112,160
	Options (c)	2/16/2010	$ —	$ —	$ —	—	13,000	13,000	$28.04	$ 154,570
Lisa A. Fitzgerald	Cash Incentive Compensation	—	$ 93,750	$ 375,000	$ 750,000	—	—	—	$ —	$ —
	Shares (b)	2/16/2010	$ —	$ —	$ —	—	20,000	20,000	$ —	$ 560,800
	Options (c)	2/16/2010	$ —	$ —	$ —	—	40,000	40,000	$28.04	$ 475,600
James C. Petty	Cash Incentive Compensation	—	$ 90,000	$ 360,000	$ 720,000	—	—	—	$ —	$ —
	Shares (b)	2/16/2010	$ —	$ —	$ —	—	7,000	7,000	$ —	$ 196,280
	Options (c)	2/16/2010	$ —	$ —	$ —	—	21,000	21,000	$28.04	$ 249,690
Charles E. Whetzel, Jr.	Cash Incentive Compensation	—	$ 89,062	$ 356,250	$ 712,500	—	—	—	$ —	$ —
	Shares (b)	2/16/2010	$ —	$ —	$ —	—	4,000	4,000	$ —	$ 112,160
	Options (c)	2/16/2010	$ —	$ —	$ —	—	13,000	13,000	$28.04	$ 154,570

(a) The amounts shown under the "Threshold" column represent 25% of the target cash incentive compensation, assuming threshold level performance is achieved under the financial performance measures. The amounts shown under the "Target" column represent 100% of the target cash incentive compensation, assuming target level performance is achieved under the financial performance measures. The amounts shown under the "Maximum" column represent 200% of the target cash incentive compensation, assuming maximum level performance is achieved under the financial performance measures.

(b) Shares of restricted stock granted to Messrs. Casey, Westenberger, Petty, and Whetzel, and Ms. Fitzgerald on February 16, 2010 pursuant to the Company's Equity Incentive Plan. These restricted shares vest ratably in four equal, annual installments following the date of grant.

(c) Time-based stock options granted to Messrs. Casey, Westenberger, Petty, and Whetzel, and Ms. Fitzgerald on February 16, 2010 pursuant to the Company's Equity Incentive Plan. These stock options vest ratably in four equal, annual installments following the date of grant.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

The following table provides information concerning our named executive officers' exercises of stock options and vesting of restricted stock during fiscal 2010. The table reports, on an aggregate basis, the number of securities acquired upon exercise of stock options, the dollar value realized upon exercise of stock options, the number of shares of restricted stock that have vested, and the dollar value realized upon the vesting of restricted stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(a)
Michael D. Casey	—	$—	18,500	$548,590
Richard F. Westenberger	—	$—	2,500	$ 65,500
Lisa A. Fitzgerald	—	$—	—	$ —
James C. Petty	—	$—	10,500	$296,088
Charles E. Whetzel, Jr.	—	$—	3,750	$105,100

(a) Aggregate dollar amount was calculated by multiplying the number of shares acquired on vesting by the market price of the Company's stock on the date of vesting.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END

The following table provides information regarding unexercised stock options, stock that has not yet vested, and equity incentive plan awards for each named executive officer outstanding as of the end of fiscal 2010. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (a) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
Michael D. Casey	243,488	—	—	$ 3.08	8/15/2011	—	$ —
	200,000	—	—	$14.81	3/22/2014	—	$ —
	12,000	—	—	$34.32	2/16/2016	—	$ —
	9,000	3,000	—	$22.19	2/15/2017	—	$ —
	62,500	62,500	—	$17.90	8/6/2018	—	$ —
	25,000	75,000	—	$18.14	3/12/2019	—	$ —
	—	80,000	—	$28.04	2/16/2020	—	$ —
	—	—	—	$ —	—	155,500	$4,588,805
Richard F. Westenberger	5,000	15,000	—	$16.84	2/6/2019	—	$ —
	—	13,000	—	$28.04	2/16/2020	—	$ —
	—	—	—	$ —	—	11,500	$ 339,365
Lisa A. Fitzgerald	—	40,000	—	$28.04	2/16/2020	—	$ —
	—	—	—	$ —	—	20,000	$ 590,200
James C. Petty	30,000	10,000	—	$27.06	6/5/2017	—	$ —
	37,500	37,500	—	$14.18	7/1/2018	—	$ —
	6,250	18,750	—	$18.14	3/12/2019	—	$ —
	—	21,000	—	$28.04	2/16/2020	—	$ —
	—	—	—	$ —	—	27,250	$ 804,148
Charles E. Whetzel, Jr.	269,688	—	—	$ 3.08	8/15/2011	—	$ —
	60,000	—	—	$22.01	5/13/2015	—	$ —
	20,000	20,000	—	$14.18	7/1/2018	—	$ —
	5,000	15,000	—	$18.14	3/12/2019	—	$ —
	—	13,000	—	$28.04	2/16/2020	—	$ —
	—	—	—	$ —	—	12,750	$ 376,253

(a) Unexcercisable options relate to the following awards:

(i) Mr. Casey was granted 12,000 time-based stock options on February 15, 2007 with a Black-Scholes fair value of $10.01 per share and an exercise price of $22.19 per share. In addition, Mr. Casey was granted 125,000 time-based stock options on August 6, 2008 with a Black-Scholes fair value of $7.13 per share and an exercise price of $17.90 per share, 100,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 80,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(ii) Mr. Westenberger was granted 20,000 time-based stock options on February 6, 2009 with a Black-Scholes fair value of $7.05 per share and an exercise price of $16.84 per share, and 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These stock options vest in four equal, annual installments following the date of grant.

Proxy

(iii) Ms. Fitzgerald was granted 40,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. This stock option grant vests in four equal, annual installments following the date of grant.

(iv) Mr. Petty was granted 40,000 time-based stock options on June 5, 2007 with a Black-Scholes fair value of $12.15 per share and an exercise price of $27.06 per share, 75,000 time-based stock options on July 1, 2008 with a Black-Scholes fair value of $5.82 per share and an exercise price of $14.18 per share, 25,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 21,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(v) Mr. Whetzel was granted 40,000 time-based stock options on July 1, 2008 with a Black-Scholes fair value of $5.82 per share and an exercise price of $14.18 per share, 20,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, and 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share. All grants vest in four equal, annual installments following the date of grant.

(b) Equity Incentive Plan awards relate to the following grants:

(i) Mr. Casey was granted 12,000 shares of restricted stock on February 15, 2007 with a grant date fair value of $22.19 per share. These grants vest in four equal, annual installments following the date of grant. Mr. Casey was also granted 75,000 shares of performance-based restricted stock on August 7, 2008 with a grant date fair value of $17.92 per share. Fifty percent of these shares vested on March 2, 2011. The remaining 50% of these shares will then vest in equal amounts on December 31, 2011 and December 31, 2012 based on Mr. Casey's continued employment with the Company. Mr. Casey was also granted 50,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share and 40,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(ii) Mr. Westenberger was granted 10,000 shares of restricted stock on February 6, 2009 with a grant date fair value of $16.84 per share and 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 20,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share. This grant vests in four equal, annual installments following the date of grant.

(iv) Mr. Petty was granted 10,000 shares of restricted stock on June 5, 2007 with a grant date fair value of $27.06 per share, 25,000 shares of restricted stock on July 1, 2008 with a grant date fair value of $14.18 per share, 7,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14, and 7,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04. All grants vest in four equal, annual installments following the date of grant.

(v) Mr. Whetzel was granted 10,000 shares of restricted stock on July 1, 2008 with a grant date fair value of $14.18 per share, 5,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14, and 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04. All grants vest in four equal, annual installments following the date of grant.

(c) Amount based on the closing market price per share of the Company's common stock on Friday, December 31, 2010 of $29.51.

SECURITIES OWNERSHIP OF BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of the Company's common stock owned by each of the following parties as of March 25, 2011, or as of such other date as indicated: (a) each person known by the Company to own beneficially more than five percent of the outstanding common stock; (b) the Company's named executive officers; (c) each Director; and (d) all Directors and executive officers as a group. Unless otherwise indicated below, the holders' address is 1170 Peachtree Street NE, 9th Floor, Atlanta, Georgia 30309.

Name of Beneficial Owner	Beneficial Ownership	
	Shares	Percent
Berkshire Fund VII, L.P. (1)	7,511,282	13.0%
BlackRock, Inc. (2)	4,344,135	7.5%
Royce & Associates, LLC (3)	3,224,763	5.6%
Invesco Ltd. (4)	1,923,113	3.3%
S.A.C. Capital Advisors, L.P. (5)	1,208,905	2.1%
Wellington Management Company, LLP (6)	672,599	1.2%
Michael D. Casey (7)	972,677	1.7%
Richard F. Westenberger (8)	41,075	*
Lisa A. Fitzgerald (9)	44,334	*
James C. Petty (10)	143,137	*
Charles E. Whetzel, Jr. (11)	509,400	*
Amy Woods Brinkley (12)	6,008	*
Vanessa J. Castagna (13)	8,238	*
A. Bruce Cleverly	20,491	*
Jevin S. Eagle (14)	6,344	*
Paul Fulton (15)	124,695	*
William J. Montgoris	20,655	*
David Pulver (16)	39,064	*
John R. Welch	59,306	*
Thomas E. Whiddon (17)	109,524	*
All directors and executive officers as a group (18)	2,295,676	3.9%

* Indicates less than 1% of our common stock.

(1) This information is based on Schedule 13G, as amended, filed with the SEC on December 2, 2010 and Section 16 filings made with the SEC on December 2, 2010 and March 2, 2011. The address for Berkshire Partners LLC is 200 Clarendon Street, 35th floor, Boston, MA 02116. Includes 5,399,436 shares held by Berkshire Fund VII, L.P., 1,009,440 shares held by Berkshire Fund VII-A, L.P., 263,329 shares held by Stockbridge Partners, 575,295 shares held by Stockbridge Fund, L.P., 75,282 shares held by Stockbridge Fund M, L.P., 105,275 shares held by Berkshire Investors IV LLC, 53,599 shares held by Berkshire Investors III LLC, 6,944 shares held by Stockbridge Absolute Return Fund, L.P. and 22,682 shares held by Berkshire Partners LLC.

(2) This information is based on Schedule 13G, as amended, filed with the SEC on February 3, 2011. BlackRock, Inc. has sole voting and sole dispositive power covering 4,344,135 shares of our common stock. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(3) This information is based on a Schedule 13G filed with the SEC on January 12, 2011. Royce & Associates, LLC has sole voting and sole dispositive power covering 3,224,763 shares of our common stock. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.


Proxy

(4) This information is based on a Schedule 13G filed with the SEC on February 8, 2011. Invesco Ltd. is the parent company of Invesco Advisors, Inc., Invesco PowerShares Capital Management, and Van Kampen Asset Management. The address for Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, Georgia 30309. Invesco Advisors has sole voting and sole dispositive power covering 1,880,724 shares of our common stock. Invesco PowerShares Capital Management has sole voting and sole dispositive power covering 39,720 shares of our common stock. Van Kampen Asset Management has sole voting and sole dispositive power covering 2,669 shares of our common stock.

(5) This information is based on a Schedule 13G filed with the SEC on February 14, 2011. S.A.C. Capital Advisors, L.P. has sole voting and sole dispositive power covering 1,208,905 shares of our common stock. The address for S.A.C. Capital Advisors, L.P. is 72 Cummings Point Road, Stamford, Connecticut 06902.

(6) This information is based on a Schedule 13G filed with the SEC on February 14, 2011. Wellington Management Company, LLP has shared voting power covering 551,599 shares of our common stock and shared dispositive power covering 672,599 shares of our common stock. The address for Wellington Management Company, LLP is 280 Congress Street, Boston Massachusetts 02210.

(7) Includes 599,988 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011 and 132,500 shares of restricted common stock.

(8) Includes 13,250 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011 and 24,000 shares of restricted common stock.

(9) Includes 10,000 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011 and 31,000 shares of restricted common stock.

(10) Includes 85,250 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011 and 39,750 shares of restricted common stock.

(11) Includes 362,938 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011 and 26,500 shares of restricted common stock.

(12) Includes 3,004 shares of restricted common stock.

(13) Includes 4,486 shares of restricted common stock.

(14) Includes 4,229 shares of restricted common stock.

(15) Mr. Fulton's address is c/o Bassett Furniture Industries, Inc., 380 Knollwood Street, Suite 610, Winston-Salem, North Carolina 27103. The total shown next to Mr. Fulton's name includes 16,000 shares subject to exercisable stock options.

(16) Includes 16,000 shares subject to exercisable stock options.

(17) Includes 16,000 shares subject to exercisable stock options.

(18) Includes 1,223,276 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 25, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's common stock, file initial reports of ownership and changes in ownership with the SEC and the NYSE. Based on a review of the copies of such forms furnished to the Company, the Company believes that all forms were filed in a timely manner during fiscal 2010.

PROPOSAL NUMBER TWO
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section of this proxy statement beginning on page 18 describes the Company's executive compensation program and the compensation decisions that the Compensation Committee and Board of Directors made in 2010 with respect to the compensation of the Company's named executive officers.

The Company is committed to achieving long-term, sustainable growth and increasing shareholder value. The Company's compensation program for its named executive officers is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of the named executive officers' total compensation to Company performance in the form of incentive compensation.

The Board of Directors is asking shareholders to cast a non-binding, advisory vote **FOR** the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This proposal is commonly referred to as the "say-on-pay" vote. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement. Although the vote we are asking you to cast is non-binding, the Compensation Committee and the Board value the views of our shareholders and intend to consider the outcome of the vote when determining future compensation arrangements for our named executive officers.

The Board recommends a vote FOR the approval of compensation of the Company's named executive officers as disclosed in this proxy statement.

Vote Required

The advisory approval of Proposal Number Two requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

PROPOSAL NUMBER THREE
ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

In Proposal Number Two above, the Board is asking shareholders to cast an advisory vote for the compensation disclosed in this proxy statement that the Company paid in 2010 to its named executive officers. This advisory vote is referred to as a "say-on-pay" vote. In this Proposal Number Three, the Board is asking the shareholders to cast a non-binding, advisory vote on how frequently the Company should have a "say-on-pay" vote in the future. Shareholders will be able to mark the enclosed proxy card or voting instruction form on whether to hold the "say-on-pay" vote every one, two, or three years. Alternatively, shareholders may indicate that they are abstaining from voting.

The Board believes that shareholders should cast an advisory vote on executive compensation every three years. Our executive compensation programs are intended to have a focus that is longer than the current year for which compensation is paid. As a result, the Board believes that our executive compensation programs should be evaluated over a period longer than one year because our programs are designed to reward performance over time, and three years is an appropriate period over which to evaluate the effectiveness of those programs.

This vote, like the "say-on-pay" vote itself, is not binding on the Board. However, the Compensation Committee and the Board value the views of our shareholders and intend to consider the outcome of the vote when evaluating the frequency with which the "say-on-pay" vote would be taken by the shareholders in the future.

The Board of Directors recommends that shareholders take an advisory vote on executive compensation every THREE YEARS.

Vote Required

The approval of Proposal Number Three requires a plurality of the votes properly cast at our Annual Meeting. If the combined votes cast in favor of the "say-on-pay" vote to be taken every two years and every three years equal a majority of the votes properly cast at our Annual Meeting, the Compensation Committee and the Board may elect to have shareholders take a "say-on-pay" vote every two years, even if the plurality of votes are cast in favor of the "say-on-pay" vote to be cast every year. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

PROPOSAL NUMBER FOUR
APPROVAL OF THE COMPANY'S AMENDED AND RESTATED EQUITY INCENTIVE PLAN

On May 14, 2009, the Board adopted, and the shareholders approved, the Amended and Restated Equity Incentive Plan (the "Existing Plan"), which provides that 12,053,392 shares may be delivered, with respect to awards granted under the Existing Plan. As of March 25, 2011, 456,595 shares of stock were available for issuance under the Existing Plan. The Compensation Committee, Board of Directors, and the Company's management believe it is in the best interest of the Company and its shareholders to amend and restate the Amended and Restated Equity Incentive Plan (the "Plan"). The material modifications to the Existing Plan consist of (i) increasing the maximum number of shares of stock available under the Existing Plan by 3,725,000 shares and (ii) eliminating the Company's ability to grant cash awards and provide tax gross-ups under the Plan.

As part of the approval of the Amended and Restated Equity Incentive Plan, the Board is also asking shareholders to approve the performance criteria under the Plan in order for certain future equity awards granted under the Plan to qualify as exempt "performance-based compensation" pursuant to Section 162(m) of the Internal Revenue Tax Code of 1986, as amended, or the Tax Code. To satisfy the performance-based compensation exception, Section 162(m) of the Tax Code requires, among other things, such performance measures be approved by shareholders every five years.

The modifications described above and the following description are summaries of the material features of the Plan but may not contain all the information you may wish to know. We encourage you to review the entire text of the Plan which is attached hereto as Appendix B. The Plan is not required to be qualified under Section 401 of the Internal Revenue Code of 1986 ("the Code") nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974. The Compensation Committee has approved the Amended and Restated Equity Incentive Plan.

The Company intends to file a registration statement under the Securities Act covering additional shares of common stock reserved for issuance under the Plan after approval of the Plan.

Summary of the Amended and Restated Equity Incentive Plan

Purpose. The Plan enhances the Company's ability to continue to attract and retain able key employees and directors, reward such individuals for their contributions, and encourage such individuals to take into account the long-term interests of the Company and its subsidiaries. To this end, the Plan permits the Company to grant a variety of stock-based awards and related benefits, including stock options, stock appreciation rights, restricted or unrestricted stock awards, promises to deliver stock in the future, and rights to receive stock based on performance.

Administration. The administrator is the Compensation Committee of the Board of Directors. The administrator will set the terms of all awards including the exercise price for awards that have one. Subject only to the limitations provided in the Plan, the administrator has discretionary authority to interpret the Plan; determine eligibility for and grant awards; determine, modify, or waive the terms and conditions of any award; prescribe forms, rules, and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any award intended to be eligible for the performance-based compensation exception under Section 162(m), the administrator intends to exercise its discretion under the Plan so as to qualify the award for that exception. Determinations of the administrator made under the Plan are conclusive and bind all parties.

Eligibility and Participation. Directors and key employees who, in the opinion of the Plan's administrator, are in a position to make a significant contribution to the success of the Company and its subsidiaries will be eligible to receive awards under the Plan.

Effective Date and Term. The effective date of the Plan if Proposal Number Four is approved, will be May 13, 2011, the date of our Annual Meeting. Although the number of shares that may be granted under the Plan is limited, as described below, there is no time limit on the duration of the Plan itself. In addition, no incentive stock options may be granted under the Plan after August 15, 2011, except with respect to the 3,725,000 new shares of stock if approved by the shareholders, which may be granted by the Company until May 13, 2021.

Shares Subject to the Plan

Number of Shares. If Proposal Number Four is approved, the aggregate maximum number of shares of common stock that may be delivered in satisfaction of awards under the Plan will be increased by 3,725,000 shares to 15,778,392, subject to adjustment in the event of certain changes in our capitalization as described below. Any shares of common stock granted in connection with awards other than options and stock appreciation rights will reduce the number of shares of common stock available for issuance under the Plan by 1.46 shares for every one share of stock subject to such award. With respect to stock appreciation rights, if such a right is exercised, the number of shares of stock deemed to have been issued under the Plan will be reduced by the aggregate number of shares subject to the stock appreciation right so exercised. If shares of common stock are withheld from an award granted under the Plan in order to satisfy tax withholding obligations, the number of shares of stock deemed to have been issued under the Plan will be the aggregate number of shares subject to the award or the portion of the award that was exercised or settled.

If any award granted under the Plan terminates, or is otherwise forfeited in whole or in part, before it is fully exercised, or upon exercise is satisfied other than by delivery of stock, the number of shares as to which such award was not exercised shall be available for future grants.

Adjustments to Awards. In the event of a stock dividend, stock split, or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan and to the maximum share limits on awards to individual participants. The administrator will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, any exercise prices relating to awards, and any other provision of awards affected by such change. The administrator may also make the adjustments described above to take into account distributions to shareholders other than stock dividends or normal cash dividends, material changes in accounting practices or principles, extraordinary dividends, mergers, consolidations, acquisitions, dispositions or similar transactions involving the Company's stock, or any other event, if it determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of awards made under the Plan.

Shares to be Delivered. Shares delivered under the Plan will be authorized but unissued common stock, or previously issued common stock that we acquire and hold in our treasury. No fractional shares will be delivered under the Plan.

Section 162(m) Limits and Requirements. The maximum number of shares for which stock options may be granted to any person in any calendar year and the maximum number of shares subject to stock appreciation rights granted to any person in any calendar year will each be 1,000,000, subject to adjustments in the event of changes in our capitalization as described above. The maximum benefit that may be paid to any person under other awards in any calendar year will be, to the extent paid in shares, 1,000,000 shares (or their value in dollars), subject to adjustments in the event of changes in our capitalization as described above.

In the case of any performance award intended to qualify as performance-based for the purposes of Section 162(m), the Plan and such award will be construed so as to qualify the award for such exception. With respect to performance awards, the administrator will pre-establish, in writing, specific performance criteria no later than 90 days after the start of the period of performance (or at an earlier time if necessary to qualify the award as performance-based under Section 162(m)). The performance criteria shall serve as a condition to the grant, vesting, or payment of the performance award, as determined by the administrator. The performance criteria pre-established by the administrator will be an objectively determinable measure of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis, or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity), or refinancings. A performance criterion measure determined by the administrator need not be based upon an increase, a positive or improved result, or avoidance of loss. Prior to the grant, vesting, or payment of the performance award, as the case may be, the administrator will determine whether the performance criteria have been attained and such determination will be conclusive. If the performance criteria are not attained, no other award will be provided in substitution of the performance award. The provisions of this paragraph will not apply to an award that consists of a stock option or stock appreciation right that was granted with an exercise price not less than the fair market value of the underlying stock on the date of grant.

Awards

Stock Options. The administrator may from time to time award stock options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of our common stock within a specified period of time at a specified price and subject to other terms and conditions. Two types of stock options may be granted under the Plan: incentive stock options, or "ISOs," which are subject to special tax treatment as described below, and non-statutory options. As indicated above, eligibility for ISOs is limited to our employees. The expiration date of an ISO cannot be more than ten years after the date of the original grant. The expiration date of a non-statutory option is determined by the discretion of the administrator. The exercise price of any option granted under the Plan cannot be less than the fair market value of the underlying stock on the date of grant. The administrator also determines all other terms and conditions related to the exercise of a stock option, including the consideration to be paid, if any, for the grant of the stock options, the time at which stock options may be exercised, and conditions related to the exercise of stock options.

Stock Appreciation Rights. The administrator may grant stock appreciation rights under the Plan. A stock appreciation right entitles the holder upon exercise to receive common stock equal in value to the excess of the fair market value of the shares of stock subject to the right over the fair market value of such shares on the date of grant.

Stock Awards; Deferred Stock. The Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to us unless specified conditions are met. Other awards under the Plan may also be settled with restricted stock. The Plan also provides for deferred stock grants entitling the recipient to receive shares of common stock in the future on such conditions as the administrator may specify.

Performance Awards. The administrator may also make awards subject to the satisfaction of specified performance criteria. The performance criteria used in connection with a particular performance award will be determined by the administrator. In the case of performance awards intended to qualify for exemption under Section 162(m), limits and requirements described above under "162(m) Limits and Requirements" will apply.

Dividend Equivalents. With the exception of stock options and stock appreciation rights, the Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to stock subject to an award consistent with an exemption from or, in compliance with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Non-Transferability. No award may be transferred other than by will or by the laws of descent and distribution, and during a participant's lifetime an award may be exercised only by the participant; provided, however, that the foregoing does not prohibit any transfer of an award of unrestricted stock or, for periods after restricted stock ceases to be subject to restrictions requiring that it be redeemed or offered for sale to the Company if specified conditions are not satisfied.

Effect, Discontinuance, Cancellation, Amendment, and Termination. Neither adoption of the Plan nor the grant of awards to a participant shall affect our right to make awards to such participant that are not subject to the Plan, to issue shares to such participant as a bonus or otherwise, or to adopt other plans or compensation arrangements under which shares may be issued.

The administrator may at any time discontinue granting awards under the Plan. With the consent of the participant, the administrator may at any time cancel an existing award in whole or in part and grant another award for such number of shares as the administrator specifies. The administrator may, but is not obligated to, at any time amend the Plan or any outstanding award for the purpose of satisfying the requirements of Section 409A or Section 422 of the Code, or of any changes in applicable laws or regulations or for any other purpose that may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of awards. However, except to the extent expressly required by the Plan, no such amendment may adversely affect the rights of any participant (without his or her consent) under any award previously granted, nor may such amendment, without the approval of the shareholders, effectuate a change for which shareholder approval is required under the listing standards of the NYSE or in order for the Plan to continue to qualify for the award of incentive stock options under Section 422 of the Code.

Federal Tax Effects. The following discussion summarizes the material Federal income tax consequences of the grant and exercise of stock options under the Plan, based on the Federal income tax laws in effect on the date of this proxy statement. The summary does not purport to be a complete description of Federal tax consequences that may be associated with the Plan, nor does it cover state, local, or non-United States taxes.

Incentive Stock Options. In general, an optionee realizes no taxable income upon the grant of an ISO and does not realize any ordinary income in connection with the exercise of the ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, if a disposition of shares purchased under an ISO occurs within two years from the date of grant or within one year after exercise, the so-called "disqualifying" disposition results in ordinary income to the optionee (and a deduction available to the Company) equal to the excess of the fair market value of the shares at the time of exercise over the exercise price. Any additional gain recognized on the disposition is treated as a capital gain for which we are not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

Non-Statutory Options. In general, a grantee realizes no taxable income at the time of the grant of a non-statutory option, but realizes ordinary income in connection with the exercise of the option in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price. A corresponding deduction is available to the Company. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as a capital gain or loss, long or short-term depending on the period the shares are held, for which we are not entitled to a deduction.

ISOs are treated as non-statutory stock options to the extent they first become exercisable by an individual in any calendar year for shares having an aggregate fair market value (determined as of the date of grant) in excess of $100,000. In general, ISOs are also treated as non-statutory options to the extent that they are exercised by the optionee more than three months after termination of employment.

Under the so-called "golden parachute" provisions of the Internal Revenue Code, options that are granted or that vest in connection with a change in control of the Company may be required to be valued and taken into account in determining whether the participant has received payments in the nature of compensation that are contingent on the change in control in excess of certain limits. If these limits are exceeded the excess may be subject to an additional 20% Federal tax and may be nondeductible to the Company.

The future benefits or amounts that would be received under the Plan by executive officers, non-management directors, and non-executive officer employees are discretionary and are therefore not determinable at this time.

The foregoing is only a summary of the Amended and Restated Annual Equity Incentive Plan and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix B.

The Board recommends a vote FOR the approval of the Amended and Restated Equity Incentive Plan.

Vote Required

The approval of Proposal Number Four requires the affirmative vote of a majority of the votes cast by the shareholders present in person or represented by proxy at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's equity compensation plan as of the end of its last fiscal year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	2,471,486 (2)	$16.75	1,257,571
Equity compensation plans not approved by security holders	—	—	—
Total	2,471,486	$16.75	1,257,571

(1) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc.'s Amended and Restated Equity Incentive Plan.

(2) The weighted-average contractual life for all outstanding stock options as of January 1, 2011 was approximately 5.39 years.

PROPOSAL NUMBER FIVE
APPROVAL OF THE COMPANY'S AMENDED AND RESTATED ANNUAL INCENTIVE COMPENSATION PLAN

The Board is asking for shareholder approval of the performance criteria under the Amended and Restated Annual Incentive Compensation Plan, or Annual Incentive Plan. The purpose of asking our shareholders to approve the performance criteria is to allow certain future equity awards granted under the Annual Incentive Plan to qualify as exempt "performance-based compensation" pursuant to Section 162(m) of the Internal Revenue Tax Code of 1986, as amended, or the Tax Code. To satisfy the performance-based compensation exception, Section 162(m) of the Tax Code requires, among other things, such performance measures be approved by shareholders every five years.

The Board recommends that stockholders approve the Amended and Restated Annual Incentive Compensation Plan to help ensure that future awards granted under the Plan will qualify for exceptions to the deductibility limits under Section 162(m) of the Tax Code. Section 162(m) limits the deductibility of executive compensation paid by a publicly held company to its Chief Executive Officer and its four other most highly compensated officers to $1,000,000 per individual per calendar year. This limitation generally does not apply to performance-based compensation under a plan that is approved by stockholders and that meets certain other technical requirements.

The following description summarizes the material features of the Plan but may not contain all of the information you may wish to know. We encourage you to review the entire text of the Plan, which is attached hereto as Appendix C. The Plan is not required to be qualified under Section 401 of the Internal Revenue Code of 1986 nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974.

Summary of the Amended and Restated Annual Incentive Compensation Plan

Purpose. The Plan provides a means of paying incentive compensation to those employees (including those who also serve as officers or directors) in managerial and other important positions whose ability, ingenuity, and industry experience contribute materially to our success. Pursuant to the Plan, the Compensation Committee establishes performance criteria and grants awards providing for the payment of incentive compensation upon the achievement of such performance criteria.

Participation. Prior to the beginning of each fiscal year, the Compensation Committee shall designate which employees may participate in the Plan for that year. The committee may also designate additional employees, who are hired or promoted during the course of each fiscal year, or who otherwise became eligible (as determined by the Compensation Committee) during the course of the fiscal year, as eligible to participate in the Plan.

Effective Date. The effective date of the Plan if Proposal Number Five is approved, will be May 13, 2011, the date of our Annual Meeting.

Administration. The Plan is administered by, or under the direction of, the Compensation Committee. The committee has the exclusive right to interpret and construe the provisions of the Plan.

Section 162(m) Limits and Requirements. With respect to any award intended to qualify as performance-based for the purposes of Section 162(m) of the Internal Revenue Code of 1986, the committee will exercise its discretion consistent with qualifying such award as performance-based within the meaning of Section 162(m). With respect to such awards, the committee pre-establishes one or more specific performance criteria no later than 90 days after the start of the period of performance (or at such earlier time as is required to qualify the award as performance-based under Section 162(m)). The performance criteria serve as a condition to the grant, vesting, or payment of the award, as determined by the committee. The performance criteria pre-established by the committee will be an objectively determinable measure of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis, or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity), or refinancings. A performance criterion measure determined by the committee need not be based upon an increase, a positive or improved result, or avoidance of loss. Prior to grant, vesting, or payment of the award, as the case may be, the committee determines whether the performance criteria have been attained and such determination is conclusive. If the performance criteria are not attained, no other award is provided in substitution of the award. The maximum benefit that may be paid to any person under any awards intended to qualify as performance-based under Section 162(m) in any calendar year is $5,000,000. Determinations of the committee are conclusive and bind all parties.

Incentive Compensation Awards. On or before the close of the first quarter of each fiscal year, the Compensation Committee pre-establishes performance criteria that it deems appropriate for determining the aggregate amount of incentive compensation which may be allowed to each of the participants for performance during the forthcoming year. Generally, if the committee becomes aware of additional facts after the performance criteria are established that would render the application of any or all of the established performance criteria inappropriate, the committee may revise, replace, or waive the performance criteria. However, with respect to any award made under the Plan that is intended to qualify for the performance-based compensation exception under Section 162(m), as indicated above, the performance criteria pre-established by the committee shall serve as a condition to the grant, vesting, or payment of the award. If such performance criteria are attained with respect to an award intended to satisfy the performance-based compensation exception under Section 162(m), the committee may retain the discretion to reduce, but not to increase, the amount of the bonus payment actually paid to the award recipient to reflect those individual performance and Company performance considerations that the committee in its sole discretion deems appropriate.

We are not required to segregate any of our assets for the reserve account and the amount is available for our general corporate purposes. No participant or beneficiary of any participant may assert any right or claim under the Plan against any of our specific assets or our subsidiaries or against the reserve account.

Allocation of Incentive Compensation Awards to Individuals. As soon as practicable after the end of each fiscal year, the Compensation Committee determines the aggregate amount to be allocated to each participant under the Plan for the preceding year. In general, each determination takes into account the performance criteria and the recommendation of our Chief Executive Officer. With respect to any award intended to qualify under the performance-based compensation exception under section 162(m), the committee will certify whether the performance criteria have been attained, and if the performance criteria have not been attained, no payment will be made under the Plan award and no other award will be made in substitution for the Plan award.

Amendment. The Compensation Committee may, from time to time amend, modify, change, or terminate in whole or in part any or all of the provisions of the Plan. No such amendment, modification, or change shall reduce the amount then credited to the account of any participant in the reserve account. If the Plan is terminated and superseded by a new incentive compensation plan having substantially similar provisions, the accounts of participants in the reserve account, may, at the discretion of the committee, be continued in an incentive compensation reserve under such new plan. If the Plan is terminated and the committee chooses not to continue the accounts of participants in an incentive compensation reserve under a new plan, all amounts credited under the Plan will be distributed to the participants or their beneficiaries as soon as practicable, but in no event later than the 30th day following the date of termination of the Plan.

Amended and Restated Annual Incentive Compensation Plan Benefits. The future benefits or amounts that would be received under the Amended and Restated Annual Incentive Compensation Plan by executive officers, non-management directors, and non-executive officer employees are discretionary and are therefore not determinable at this time.

The foregoing is only a summary of the Amended and Restated Annual Incentive Compensation Plan and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix C.

The Board recommends a vote FOR the approval of the Company's Amended and Restated Annual Incentive Compensation Plan.

Vote Required

The approval of Proposal Number Five requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

The Company has a written policy that requires all transactions with related persons be reviewed by our Chief Financial Officer, and all such transactions involving more than $10,000 be reviewed with and approved by our Audit Committee. Our Chief Financial Officer annually reviews all transactions with related persons with our Audit Committee.

There were no such transactions during fiscal 2010.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's accounting, auditing, and financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. PwC, the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and PwC the audited consolidated financial statements for the fiscal year ended January 1, 2011 and PwC's evaluation of the effectiveness of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC PwC's independence.

Based on the considerations and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements for the fiscal year ended January 1, 2011 be included in our Annual Report on Form 10-K for fiscal 2010 for filing with the SEC.

Submitted by the Audit Committee

Mr. David Pulver, Chairman
Ms. Amy Woods Brinkley
Mr. William J. Montgoris
Mr. Thomas E. Whiddon

PROPOSAL NUMBER SIX
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PwC to serve as the Company's independent registered public accounting firm for fiscal 2011. The Board is submitting the appointment of PwC as the Company's independent registered public accounting firm for shareholder ratification. The Board recommends that shareholders ratify this appointment at the Annual Meeting. Shareholder ratification of the appointment of PwC is not required by law or otherwise. The Board is submitting this matter to shareholders for ratification because the Board believes it to be a good corporate practice. If the shareholders do not ratify the appointment, the Audit Committee may reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if, in its discretion, it determines that such a change would be in the Company's best interest and that of the Company's shareholders. A representative of PwC is expected to attend the Annual Meeting, and he or she will have the opportunity to make a statement and be available to respond to appropriate questions. For additional information regarding the Company's relationship with PwC, please refer to the Audit Committee Report above.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC. The Audit Committee has pre-approved the use of PwC for specific types of services that fall within categories of non-audit services, including various tax services. The Audit Committee receives regular updates as to the fees associated with the services that are subject to pre-approval. Services that do not fall within a pre-approved category require specific consideration and pre-approval by the Audit Committee.

The aggregate fees that the Company incurred for professional services rendered by PwC for fiscal years 2010 and 2009 were as follows:

	2010	2009
Audit Fees	$967,000	$1,646,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	3,000	3,000
Total Fees	$970,000	$1,649,000

- *Audit Fees* for fiscal years 2010 and 2009 were for professional services rendered for the integrated audit of the consolidated financial statements and internal control over financial reporting of the Company, other auditing procedures related to the adoption of new accounting pronouncements and review of other significant transactions, and related out-of-pocket expenses. The audit fees for fiscal year 2009 also included fees for assurance services related to the restatement of the Company's financial statements.
- *All Other Fees* for fiscal years 2010 and 2009 consisted of software license fees.

The Board recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.


Proxy

Vote Required

The approval of Proposal Number Six requires the affirmative vote of a majority of the votes cast by the shareholders present in person or represented by proxy at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will not count as votes "for" or "against" the Proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting, other than the items referred to above. If any other matter is properly brought before the Annual Meeting for action by shareholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

APPENDIX A

2010 RETAIL SURVEY PARTICIPANT LIST

7-Eleven, Inc.
Abercrombie & Fitch Co.
Ace Hardware Corporation
Advance Auto Parts, Inc.
Aeropostale, Inc.
Ahold USA—Stop & Shop
Alex Lee, Inc.
Amazon.com
American Eagle Outfitters Inc.
The Andersons, Inc.
Ann Taylor Stores Corporation
Apple Inc.
AutoZone, Inc.
Bebe Stores, Inc.
Belk, Inc.
Best Buy Co., Inc.
Big Lots, Inc.
The Bon-Ton Stores, Inc.
Borders Group
Cabela's Incorporated
CarMax, Inc.
Carter's, Inc.
Charlotte Russe Holding, Inc.
Coldwater Creek Inc.
Cracker Barrel Old Country Store, Inc. (CBRL Group—Retail)
Charming Shoppes, Inc.
Chico's FAS, Inc.
The Children's Place Retail Stores, Inc.
Coach, Inc.
Collective Brands, Inc.
Costco Wholesale Corporation
Crate & Barrel
CVS/Caremark Corporation
Dick's Sporting Goods, Inc.
Dollar General Corporation
Dollar Tree, Inc.
DSW Inc.
Express, Inc.
Family Dollar Stores, Inc.
FedEx Corporation
Foot Locker, Inc.
Gap Inc.
General Nutrition Centers, Inc.
GSI Commerce
The Gymboree Corporation
Hallmark Cards, Inc.—Retail
Harris Teeter, Inc.
Helzberg Diamonds Shop, Inc.
HHGregg, Inc.
The Home Depot, Inc.
Hot Topic, Inc.
J. C. Penney Company, Inc.
J. Crew Group, Inc.
America's Collectibles Network, Inc. (Jewelry Television)
Kenneth Cole Productions, Inc.
Knowledge Learning Corporation
Kohl's Corporation
L.L. Bean, Inc.
Limited Brands, Inc.
Limited Stores, LLC
Liz Claiborne Inc.
Lord & Taylor Incorporated
Lowe's Companies, Inc.
Macy's, Inc.
Maidenform Brands, Inc.
Meijer, Inc.
Michaels Stores, Inc.
Neiman Marcus, Inc.
New York & Company, Inc.
Nordstrom, Inc.
Office Depot, Inc.
OfficeMax Incorporated
The Pantry, Inc.
Petco Animal Supplies, Inc.
Polo Ralph Lauren Corporation
PetSmart, Inc.
Phillips-Van Heusen Corporation
Pier 1 Imports, Inc.
QVC, Inc.
Recreational Equipment, Inc.
Restoration Hardware, Inc.
Ross Stores, Inc.
Rue21, Inc.
Safeway, Inc.
Saks Incorporated
Sears Holding Corporation
Shopko Stores Operating Co., Inc.
Sonic Automotive, Inc.
The Sports Authority, Inc.
Stage Stores, Inc.
Staples, Inc.
Supervalu Inc.
The Talbot's, Inc.
Target Corporation
TJX Companies, Inc.
Toys 'R' Us, Inc.
Tractor Supply Company
Tween Brands, Inc.
Ulta Salon, Cosmetics & Fragrance, Inc.
VF Corporation
Wawa, Inc.
Wal-Mart Stores, Inc.
Williams-Sonoma, Inc.
Zale Corporation

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APPENDIX B

CARTER'S, INC.
AMENDED AND RESTATED EQUITY INCENTIVE PLAN

1. *Definitions.*

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. *Purpose.*

The purpose of this amended and restated Plan is to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract and retain able Employees and Directors; to reward such individuals for their contributions; and to encourage such individuals to take into account the long-term interests of the Company and its subsidiaries by providing for the grant to Participants of Stock-based incentive Awards.

3. *Administration.*

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m), of the Code, the Administrator will exercise its discretion consistent with qualifying the Award for that exception. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4. *Effective Date and Term of Plan.*

The Plan was originally adopted on August 15, 2001 and was approved by shareholders on August 15, 2001. The Plan was amended, restated and renamed on October 10, 2003, and approved by shareholders on October 10, 2003, prior to the Company's initial public offering, and subsequently at the Company's 2004 annual meeting of shareholders on May 14, 2004. The Plan was further amended and restated and subsequently approved by shareholders at the Company's 2005 annual meeting of shareholders on May 12, 2005. The Plan was then further amended and restated and subsequently approved by shareholders at the Company's 2009 annual meeting of shareholders on May 14, 2009. The provisions of this amendment and restatement of the Plan, including without limitation the increase in the number of shares available to be delivered under Awards, shall become effective on the date on which this amendment and restatement is approved by the shareholders of the Company. Except as hereinafter provided, any Award made prior to shareholder approval of the amendment and restatement set forth herein shall be subject to the terms of the Plan as in effect prior to such amendment and restatement. Notwithstanding the foregoing, an Award may be made under the terms of this amendment and restatement of the Plan but prior to shareholder approval of such amendment and restatement if the Award is conditioned upon such approval.

No ISOs may be granted under the Plan after August 15, 2011, except that only with respect to the 3,725,000 new shares of Stock that are approved by the shareholders of the Company on the effective date of this amendment and restatement, ISOs may be granted by the Company until May 13, 2021.

5. *Shares Subject to the Plan.*

(a) *Number of Shares.* The aggregate maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan shall be 15,778,392, of which shares of stock may be delivered in satisfaction of any new Awards granted after the date this amendment and restatement is approved by the shareholders of the Company. Any shares of Stock granted in connection with Options and SARs shall be counted against this limit as one share of Stock for every one share subject to the Option or SAR. Any shares of Stock granted in connection with Awards other than Options and SARs shall be counted against this limit as 1.46 shares of Stock for every one share of stock subject to the underlying Award. With respect to SARs, if a SAR is exercised the number of shares of stock deemed to have been issued under the Plan shall be the aggregate number of shares subject to the SAR and not just by the number of shares actually delivered upon exercise of the SAR. For the avoidance of doubt, if any Award granted under the Plan terminates without having been exercised in full, or is otherwise forfeited in whole or in part, or upon exercise is satisfied other than by delivery of Stock, the number of shares of Stock as to which such Award was not exercised shall be available for future grants. If shares of Stock are withheld from an Award in order to satisfy a Participant's tax withholding obligations with respect to such Award pursuant to Section 7(a)(iv) of the Plan, the number of shares of Stock deemed to have been issued under the Plan shall be the number of shares of Stock that were subject to the Award or portion thereof so exercised or settled and not the net number of shares of Stock actually issued upon the exercise or settlement.

(b) *Shares to be Delivered.* Stock delivered under the Plan shall be authorized but unissued Stock, or if the Administrator so decides in its sole discretion, previously issued Stock acquired by the Company and held in its treasury. No fractional shares of Stock shall be delivered under the Plan.

(c) *Section 162(m) Limits.* The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will each be 1,000,000. The maximum benefit that may be paid to any person under other Awards in any calendar year will be, to the extent paid in shares, 1,000,000 shares (or their value in dollars). The Plan and Awards hereunder made to Covered Employees (as such term is defined in Section 162(m)) are intended to satisfy Section 162(m) and shall be construed in accordance with that intention.

6. *Eligibility and Participation.*

Persons eligible to receive Awards under the Plan shall be such Employees and Directors selected by the Administrator. Eligibility for ISOs is limited to Employees of the Company or of a "parent corporation" or a "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

7. *Terms and Conditions of Awards.*

(a) *All Awards.*

(i) *Award Provisions.* The Administrator will determine the terms of all Awards, subject to the limitations provided herein.

(ii) *Transferability.* No Award may be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime an Award may be exercised only by him or her; *provided, however,* that the foregoing provisions shall not prohibit the transfer of an Award of Unrestricted Stock or, for periods after Restricted Stock ceases to be subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied, Restricted Stock.

(iii) *Vesting, Etc.* An Award will vest or become exercisable at such time or times and upon such conditions as the Administrator shall specify. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of all or any part of an Award.

(iv) *Taxes.* The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock (which in the case of Stock acquired from the Company shall have been owned by the Participant for such minimum time, if any, as the Administrator may determine) in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(v) *Dividend Equivalents, Etc.* With the exception of Stock Options and SARs, the Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered either consistent with an exemption from or, in compliance with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"). In addition, any amounts payable in respect of Restricted Stock may be subject to such limits or restrictions as the Administrator may impose.

(vi) *Section 162(m).* Except as hereinafter provided, this Section 7(a)(vi) applies to any Performance Award intended to qualify as performance-based for the purposes of Section 162(m). In the case of any Performance Award to which this Section 7(a)(vi) applies, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Performance Awards, the Administrator will pre-establish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m)). The Performance Criteria so established shall serve as a condition to the grant, vesting or payment of the Performance Award, as determined by the Administrator. Prior to grant, vesting or payment of the Performance Award, as the case may be, the Administrator will certify whether the Performance Criteria have been attained and such determination will be final and conclusive. If the Performance Criteria with respect to the Award are not attained, no other Award will be provided in substitution of the Performance Award. No Performance Award to which this Section 7 (a)(vi) applies may be granted after the first meeting of the stockholders of the Company held in 2016 until the listed performance measures set forth in the definition of "Performance Criteria" (as originally approved or as subsequently amended) have been resubmitted to and reapproved by the stockholders of the Company in accordance with the requirements of Section 162(m) of the Code, unless such grant is made contingent upon such approval.

(b) Awards Requiring Exercise.

(i) *Time and Manner of Exercise of Awards.* Any exercise of an Award shall be in writing, signed by the proper person and furnished to the Company, accompanied by (A) such documents as may be required by the Administrator and (B) payment in full as specified below. A Stock Option shall be exercisable during such period or periods as the Administrator may specify. The latest date on which a Stock Option or SAR may be exercised shall be the Expiration Date.

(ii) *Exercise Price.* The Exercise Price shall be determined by the Administrator, but shall not be less than 100% of the Fair Market Value at the time the Stock Option or SAR is granted; nor shall the Exercise Price be less, in the case of an original issue of authorized stock, than par value. No such Award, once granted, may be re-priced (which includes (i) a lowering of the Exercise Price, (ii) the cancellation of an outstanding Stock Option or SAR accompanied by the grant of a replacement Award of the same or a different type and (iii) the cancellation of a Stock Option or SAR whose Exercise Price is greater than the Fair Market Value of such Award accompanied by the payment of cash to the Participant) other than in accordance with the applicable shareholder approval requirements of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's stock then are listed). In no event shall the Exercise Price of an ISO granted to a ten-percent shareholder be less than 110% of the Fair Market Value at the time the Stock Option is awarded. For this purpose, "ten-percent shareholder" shall mean any Participant who at the time of grant owns directly, or by reason of the attribution rules set forth in Section 424(d) of the Code is deemed to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its parent or subsidiary corporations.

(iii) *Term.* The Administrator shall determine the term of each Stock Option and SAR, provided that in no event shall such term extend beyond the Expiration Date.

(iv) *Payment of Exercise Price.* Stock purchased upon exercise of a Stock Option under the Plan shall be paid for as follows: (i) in cash, by check acceptable to the Administrator (determined in accordance with such guidelines as the Administrator may prescribe), or by money order payable to the order of the Company, or (ii) if so permitted by the Administrator, (A) through the delivery of shares of Stock (which, in the case of Stock acquired from the Company, shall have been held for at least six months unless the Administrator approves a shorter period) having a Fair Market Value on the last business day preceding the date of exercise equal to the exercise price, (B) through a broker-assisted exercise program acceptable to the Administrator, (C) by other means acceptable to the administrator or (D) by any combination of the foregoing permissible forms of payment; *provided*, that if the Stock delivered upon exercise of the Stock Option is an original issue of authorized Stock, at least so much of the Exercise Price as represents the par value of such Stock shall be paid other than with a personal check of the person exercising the Stock Option.

(v) *Delivery of Stock.* A Participant shall not have the rights of a shareholder with regard to Awards under the Plan except as to Stock actually received by him or her under the Plan.

The Company shall not be obligated to deliver any shares of Stock under the Plan (i) until, in the opinion of the Company's counsel, all applicable federal and state laws and regulations have been complied with, (ii) if the outstanding Stock is at the time listed on any stock exchange, until the shares to be delivered have been listed or authorized to be listed on such exchange upon official notice of issuance, and (iii) until all other legal matters in connection with the issuance and delivery of such shares have been approved by the Company's counsel. Without limiting the generality of the foregoing, if the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act and may require that the certificates evidencing such Stock bear an appropriate legend restricting transfer.

If an Award is exercised by the executor or administrator of a deceased Participant, or by the person or persons to whom the Award has been transferred by the Participant's will or the applicable laws of descent and distribution, the Administrator shall be under no obligation to deliver Stock pursuant to exercise until the Administrator is satisfied as to the authority of the person or persons exercising the Award.

(vi) *ISOs.* In the case of an ISO, the Administrator may require as a condition of exercise that the Participant exercising the ISO agree to inform the Company promptly of any disposition (within the meaning of Section 424(c) of the Code and the regulations thereunder) of Stock received upon exercise of the ISO.

(c) Awards Not Requiring Exercise.

Awards of Restricted Stock and Unrestricted Stock may be made in exchange for past services or other lawful consideration.

(d) Section 409A.

Notwithstanding any other provision hereunder, this Plan and all payments hereunder are intended to comply with the requirements of Section 409A, including transition relief and exemptive provisions thereunder, and shall be construed and administered accordingly. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate, or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 409A of the Code.

8. Effect of Certain Transactions.

(a) Mergers, Etc.

Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity the following rules shall apply:

(i) Awards Other Than Stock Options.

(A) The Administrator may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefore, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Administrator determines.

(B) In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each SAR and other Award requiring exercise (other than Stock Options) will become fully exercisable, and the delivery of shares of Stock issuable under each outstanding Award of Deferred Stock will be accelerated and such shares will be issued, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the issuance of the shares, as the case may be, to participate as a shareholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction, *provided*, that the Administrator may not exercise its discretion under this Section 8(a)(i)(B) with respect to an Award or portion thereof providing for "nonqualified deferred compensation" subject to Section 409A in a manner that would constitute an extension or acceleration of, or other change in, payment terms if such change would be inconsistent with the applicable requirements of Section 409A.

(C) In the case of Restricted Stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan, and, for the avoidance of doubt, in the absence of any such action by the Administrator, all forfeiture and transfer restrictions will lapse.

(ii) Stock Options.

(A) Subject to paragraph 8(a)(ii)(B) below, all outstanding Stock Options will cease to be exercisable and will be forfeited (after any payment or other consideration deemed equitable by the Administrator for the termination of any vested portion of any Award is made), as of the effective time of the Covered Transaction; provided, that the Administrator may in its sole discretion on or prior to the effective date of the Covered Transaction, (1) make any outstanding Stock Options exercisable in part or in full, (2) remove any performance or other conditions or restrictions on any Stock Options, and/or (3) in the event of a Covered

Transaction under the terms of which holders of the Stock of the Company will receive upon consummation thereof a payment (whether cash, non-cash or a combination of the foregoing) for each share of such Stock surrendered in the Covered Transaction, make or provide for a payment (whether cash, non-cash or a combination of the foregoing) to the Participant equal to the difference between (A) the Fair Market Value times the number of shares of Stock subject to outstanding Stock Options (to the extent then exercisable at prices not in excess of the Fair Market Value) and (B) the aggregate Exercise Price of all such outstanding Stock Options in exchange for the termination of such Stock Options.

(B) With respect to an outstanding Stock Option held by a Participant who, following the Covered Transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the Covered Transaction or an affiliate of such an entity, the Administrator may at or prior to the effective time of the Covered Transaction, in its sole discretion and in lieu of the action described in paragraph 8(a)(ii)(A) above, arrange to have such surviving or acquiring entity or affiliate assume any Stock Option held by such Participant outstanding hereunder or grant a replacement award which, in the judgment of the Administrator, is substantially equivalent to any Stock Option being replaced.

(iii) The Administrator may grant Awards under the Plan in substitution for awards held by Employees and Directors of another corporation who concurrently become Employees or Directors of the Company or a subsidiary of the Company as the result of a merger or consolidation of that corporation with the Company or a subsidiary of the Company, or as the result of the acquisition by the Company or a subsidiary of the Company of property or stock of that corporation. The Company may direct that substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances.

(b) Changes in and Distributions with Respect to the Stock.

(i) *Basic Adjustment Provisions.* In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 5(a) and to the maximum share limits described in Section 5(c), and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any Exercise Prices relating to Awards and any other provision of Awards affected by such change, whose determination will be binding on all persons.

(ii) *Certain Other Adjustments.* To the extent consistent with qualification of ISOs under Section 422 of the Code and with the performance-based compensation rules of Section 162(m), where applicable, the Administrator may also make adjustments of the type described in paragraph (i) above to take into account distributions to shareholders other than those provided for in Section 8(a) and 8(b)(i), material changes in accounting practices or principles, extraordinary dividends, consolidations or mergers (except those described in Section 8(a)), acquisition of stock or property, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder.

9. *Termination of Employment.*

In the case of any Award, the Administrator may, through agreement with the Participant, (including, without limitation, any shareholder agreement of the Company to which the Participant is a party) resolution, or otherwise, provide for post-termination exercise provisions different from those expressly set forth in this Section 9, including without limitation the vesting immediately prior to termination of all or any portion of an Award not otherwise vested prior to termination, and terms allowing a later exercise by a former employee or director (or, in the case of a former employee or director who is deceased, the person or persons to whom the Award is transferred by will or the laws of descent and distribution) as to all or any portion of the Award not exercisable immediately prior to termination of Employment, but in no case may an Award be exercised after the Expiration Date. If the Administrator does not otherwise provide for such provisions and if a Participant's Employment terminates prior to the Expiration Date (including by reason of death) the following provisions shall apply:

(a) All Stock Options and SARs held by the Participant immediately prior to the cessation of the Participant's Employment that are not vested immediately prior to the cessation of Employment shall automatically terminate upon such cessation of Employment.

(b) To the extent vested immediately prior to cessation of Employment, the Stock Option or SAR shall continue to be vested and shall be exercisable thereafter during the period prior to the Expiration Date for 60 days following such cessation (120 days in the event that a Participant's service terminates by reason of death); *provided*, *however*, that if the Participant's Employment is terminated "for Cause" as defined herein, all unvested or unexercised Awards shall terminate immediately.

(c) Except as otherwise provided in an Award, after completion of the exercise period described in paragraph (b) above, the Awards described in paragraph (b) above shall terminate to the extent not previously exercised, expired, or terminated.

No Award requiring exercise shall be exercised or surrendered in exchange for a cash payment after the Expiration Date.

10. Employment Rights.

Neither the adoption of the Plan nor the grant of Awards shall confer upon any Participant any right to continue as an Employee or Director of the Company or any subsidiary or affect in any way the right of the Company or a subsidiary to terminate the Participant's relationship at any time. Except as specifically provided by the Administrator in any particular case, the loss of existing or potential profit on Awards granted under this Plan shall not constitute an element of damages in the event of termination of the relationship of a Participant even if the termination is in violation of an obligation of the Company to the Participant by contract or otherwise.

11. Effect, Discontinuance, Cancellation, Amendment, and Termination.

Neither adoption of the Plan nor the grant of Awards to a Participant shall affect the Company's right to make awards to such Participant that are not subject to the Plan, to issue to such Participant Stock as a bonus or otherwise, or to adopt other plans or compensation arrangements under which Stock may be issued.

The Administrator may at any time discontinue granting Awards under the Plan. With the consent of the Participant, the Administrator may at any time, subject to the limitations of the second sentence of Section 7(b)(ii), cancel an existing Award in whole or in part and grant another Award for such number of shares as the Administrator specifies. The Administrator may, but shall not be obligated to, at any time or times amend the Plan or any outstanding Award for the purpose of satisfying the requirements of Sections 409A and 422 of the Code or of any changes in applicable laws or regulations or for any other purpose that may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of Awards; *provided*, that except to the extent expressly required by the Plan, no such amendment shall adversely affect the rights of any Participant (without his or her consent) under any Award previously granted, nor shall such amendment, without the approval of the shareholders of the Company, effectuate a change for which shareholder approval is required under the listing standards of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's Stock then are listed) or in order for the Plan to continue to qualify for the Award of incentive stock options under Section 422 of the Code.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator": The committee of the Board, consisting of two or more Directors, all of whom shall be "non-employee Directors" within the meaning of Rule 16b-3 under the 1934 Act and "outside Directors" within the meaning of Section 162(m). In addition, membership of the committee shall satisfy such independence or other requirements as may be imposed by the rules of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's Stock then are listed). The Administrator may delegate ministerial tasks to such persons as it deems appropriate.

"Affiliate": Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests.

"Award": Any or a combination of the following:

(i) Stock Options;

(ii) SARs;

(iii) Restricted Stock;

(iv) Unrestricted Stock;

(v) Deferred Stock; and

(vi) Performance Awards.

"Board": The Board of Directors of the Company.

"Cause": The Board's determination, in its reasonable judgment, that any one or more of the following has occurred:

(i) the Participant shall have been convicted of, or shall have pleaded guilty or *nolo contendere* to, any felony or any crime involving dishonesty or moral turpitude;

(ii) the Participant shall have committed any fraud, theft, embezzlement, misappropriation of funds, breach of fiduciary duty or act of dishonesty;

(iii) the Participant shall have breached in any material respect any of the provisions of any agreement between the Participant and the Company or an Affiliate;

(iv) the Participant shall have engaged in conduct likely to make the Company or any of its Affiliates subject to criminal liabilities other than those arising from the Company's normal business activities; or

(v) the Participant shall have willfully engaged in any other conduct that involves a breach of fiduciary obligation on the part of the Participant or otherwise could reasonably be expected to have a material adverse effect upon the business, interests or reputation of the Company or any of its Affiliates.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Company": Carter's, Inc., a Delaware corporation.

"Covered Transaction": Any of (i) a consolidation, merger, or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding voting stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall have deemed to have occurred upon the consummation of the tender offer.

"Deferred Stock": An unfunded and unsecured promise to deliver Stock or other securities in the future on specified terms.

"Employee": Any person who is employed by the Company or an Affiliate.

"Employment": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 6 to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

"Exercise Price": The price at which a share of Stock may be purchased under a Stock Option or the value an increase above which may allow Stock to be purchased under a SAR.

"Expiration Date": In the case of an Award requiring exercise, the date which is ten years (five years in the case of an ISO granted to a "ten percent shareholder" as defined in Section 7(b)(ii)) from the date the Award was granted or such earlier date as may be specified by the Administrator at the time the Award is granted.

"Fair Market Value": The value of one share of Stock, determined as follows:

(i) if the Stock is listed on a national securities exchange (such as the New York Stock Exchange) or is quoted on The NASDAQ Stock Market ("NASDAQ"), the closing price of a share of Stock on the relevant date (or, if such date is not a business day or a day on which quotations are reported, then on the immediately preceding date on which quotations were reported), as reported by the principal national exchange on which such shares are traded (in the case of an exchange) or by NASDAQ, as the case may be;

(ii) if the Stock is not listed on a national securities exchange or quoted on NASDAQ, but is actively traded in the over-the-counter market, the average of the closing bid and asked prices for a share of the Stock on the relevant date (or, if such date is not a business day or a day on which the quotations are reported, then on the immediately preceding date on which quotations were reported), or the most recent date for which such quotations are reported; and

(iii) if, on the relevant date, the Stock is not publicly traded or reported as described in (i) or (ii) above, the value determined in good faith in accordance with such reasonable valuation method as the Administrator may determine.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422 of the Code. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria. The Administrator in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"Performance Criteria": Specified criteria the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion measure and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss.

"Plan": The Carter's, Inc. Amended and Restated Equity Incentive Plan, from time to time amended and in effect.

"Restricted Stock": An Award of Stock for so long as the Stock remains subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Section 162(m)": Section 162(m) of the Code.

"SARs": Rights entitling the holder upon exercise to receive Stock equal in value to the excess of the Fair Market Value of the shares of Stock subject to the right over the Fair Market Value of such shares of Stock on the date of grant.

"Securities Act": The Securities Act of 1933, as amended.

"Stock": Common Stock of the Company, par value $.01 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the exercise price.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan.

APPENDIX C

CARTER'S, INC.
AMENDED AND RESTATED
ANNUAL INCENTIVE COMPENSATION PLAN

Section 1. Purpose of the Plan

The purpose of the Plan is to provide a means of paying incentive compensation to those Employees (including Employees who may also be officers and directors) in managerial and other important positions who contribute materially to the success of the business of the Company by their ability, ingenuity and industry and to reward such contributions by permitting such Employees to share in the results of such success. To accomplish these objectives the Plan provides for the Committee to grant awards providing for the payment of incentive compensation upon the achievement of certain Performance Criteria, and to establish, in good faith, such Performance Criteria. After such Performance Criteria are so fixed an Incentive Compensation Reserve is to be established. Such reserve shall be credited monthly with the total amount of incentive compensation based upon the Performance Criteria established by the Committee and all payments of incentive compensation which may be made to such Employees in satisfaction of awards granted hereunder shall be made from such reserve.

Section 2. Definitions

As used herein the following words and phrases shall have the following meanings:

(a) "*Board of Directors*" shall mean the Board of Directors of Carter's, Inc.

(b) "*Cause*" shall mean (a) in the case of any Employee who is a party to an Employment Agreement that defines "cause," "cause" as is defined in such Employment Agreement or (b) in the case of any other Employee (i) conviction of an Employee for a felony, or the entry by an Employee of a plea of guilty or of *nolo contendere* to a felony; or (ii) a willful and material failure on the part of any Employee to perform his duties assigned to him by the Company, which failure is materially injurious to the Company, where the Company has sustained the burden of proving by a preponderance of the evidence that such breach occurred and that such breach was materially injurious to the Company; or (iii) the commission of an act of fraud involving dishonesty which is materially injurious to the Company, where the Company has sustained the burden of proving by a preponderance of the evidence that such act of fraud occurred and that such act of fraud was materially injurious to the Company.

(c) "*Committee*" shall mean the Compensation Committee of the Board of Directors or, if the Board of Directors has not appointed a Compensation Committee, any other committee of the Board of Directors as established by the Board of Directors. The Committee may delegate ministerial tasks to such persons as it deems appropriate.

(d) "*Company*" shall mean Carter's, Inc, and its respective successors.

(e) "*Employee*" shall mean any person, including any officer, who is regularly employed by the Company or a Subsidiary at any time during the year on a salaried basis. Any person who serves the Company or a Subsidiary solely as a director shall not be considered an Employee.

(f) "*Employment Agreement*" shall mean a written employment agreement between an Employee and the Company or a Subsidiary as in effect at the relevant time.

(g) "*Incentive Compensation Reserve*" shall mean an account established and maintained on the books of the Company to which there shall be credited for each year the amounts of incentive compensation which may be payable to Participants under the Plan, which account shall be credited monthly pursuant to the terms of the Plan.

(h) *"Independent Auditors"* shall mean, with respect to any year, the independent auditors who have been authorized by the Board of Directors to audit the financials of the Company for that year.

(i) *"Participant"* shall mean an Employee who has become a participant pursuant to the provisions of Section 3 of the Plan and is therefore eligible for an award hereunder.

(j) *"Plan"* shall mean this Amended and Restated Annual Incentive Compensation Plan in its entirety, including any amendments thereto as herein permitted.

(k) *"Performance Criteria"* shall mean specified criteria, goals, standards or formulas the satisfaction of which is a condition for the grant, vesting or payment of an award. For purposes of awards that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Code, without regard to the provisions of Treas. Regs. § 1.162-27(f), a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion measure and any targets with respect thereto determined by the Committee need not be based upon an increase, a positive or improved result or avoidance of loss.

(l) *"Subsidiary"* shall mean a corporation, foreign or domestic, a majority of the voting stock of which is owned or controlled, directly or indirectly by the Company.

Section 3. Participants

3.1. The Committee in its sole discretion shall, prior to the first day of each fiscal year, designate which Employees shall become Participants for such fiscal year. In addition, in the event that (a) an Employee is hired into or promoted into a position during a fiscal year and the Committee, in its sole discretion, has designated that Employees in such position shall become Participants for such fiscal year, or (b) the Committee designates one or more Employees as eligible to become Participants during a fiscal year, such Employees shall become Participants on the date of such event. The Committee may prorate any award to a Participant described in the preceding sentence to the extent that the Committee deems necessary or desirable.

Section 4. Incentive Compensation Awards

4.1. On or before the close of the first quarter of each fiscal year, the Committee shall establish such Performance Criteria (including goals, standards and formula or combinations thereof) as it deems appropriate for determining the aggregate amount of incentive compensation which may be allowed to each of the Participants in respect to the forthcoming year and shall notify each Participant of the Performance Criteria so established. If, subsequent to the establishment of Performance Criteria, the Committee becomes aware of additional facts, extraordinary circumstances or changes in accounting principles which would render application of any or all of the established Performance Criteria inappropriate to the accomplishment of the purposes of the Plan, the Committee may revise the established Performance Criteria, establish new Performance Criteria or waive the applicability of some or all of the Performance Criteria, as the Committee, in its sole discretion, sees fit.

4.2. The aggregate amount of incentive compensation to be credited to the Incentive Compensation Reserve for each year shall be the sum of total amounts attainable by Participants as awards under Plan Performance Criteria established by the Committee pursuant to Section 4.1.

Section 5. Allocation of Incentive Compensation Awards to Individuals

5.1. As soon as practicable after the end of each fiscal year, the Committee shall in good faith determine in its sole discretion the aggregate amount to be allocated to each Participant under the Plan for the preceding year. Each such determination shall take into account the Performance Criteria established pursuant to Section 4.1 and the recommendation of the chief executive officer of the Company. In the event that part or all of the aggregate amount of incentive compensation credited to the Incentive Compensation Reserve is not allocated to individual Participants' accounts, such unallocated amounts shall be released from the Incentive Compensation Reserve and shall become part of the general funds of the Company.

Section 6. Payment of Incentive Compensation

6.1. The total amount allocated and credited to an individual Participant's account pursuant to Section 5.1 shall be known as the Participant's "Incentive Share." A Participant's Incentive Share shall be paid to the Participant in cash as soon as practicable after the Committee's actions pursuant to Section 5.1, but in no event later than March 15 (or, if later, within 15 days following the issuance of the Company's audited financial statements) of the year following the year in respect of which such allocation is made, but in no event later than December 31 of the year in which such allocation is made.

6.2. If the employment of a Participant is terminated by the Company (or any of its Subsidiaries) or the Participant for any reason, the amount of the incentive compensation, if any, which may be awarded to such Participant for the year of termination will be determined by the Committee in its sole discretion and the Committee may or may not take into account the Performance Criteria established pursuant to Section 4.1.

6.3. If an individual is employed during the year and is designated as a Participant for the remainder of the year, such Participant shall be entitled to the amount of incentive compensation, if any, which the Committee in its sole discretion may determine; provided that in no event shall any Participant's Incentive Share be reduced in connection with the adding of additional Participants during any year.

Section 7. Incentive Compensation Reserve

7.1. The Company shall establish on its books an account known as the Incentive Compensation Reserve to which there shall be credited for each year the amounts of incentive compensation payable to Participants. The Company shall not be required to segregate any of its assets for the Incentive Compensation Reserve and the amount shall be available for the general corporate purposes of the Company. No Participant or beneficiary of any Participant may assert any right or claim under the Plan against any specific assets of the Company or its Subsidiaries or the Incentive Compensation Reserve as such.

7.2. Subject to Section 7.1, amounts credited to a Participant's account in the Incentive Compensation Reserve shall be paid to the Participant in cash as soon as practicable, but in no event later than March 15 (or, if later, within 15 days following the issuance of the Company's audited financial statement) of the year following the year in respect of which such credit is made, but in no event later than December 31 of the year in which such credit is made.

7.3. A Participant shall have the right to designate one or more beneficiaries to receive any amounts payable to such Participant under the Plan in the event of such Participant's death. Such designations shall be in writing, signed by the Participant and filed with the Secretary of the Company on a form acceptable to the Company. Any such designation may be changed or revoked by the Participant at any time prior to death by written notice filed with the Secretary of the Company. If no designated beneficiary survives the Participant or if the Participant fails to designate a beneficiary, payments hereunder shall be made to the estate of the Participant. If a beneficiary survives a Participant but dies prior to receiving all amounts payable from Participant's account, payments hereunder shall be made to the estate of such beneficiary.

Section 8. Amendment

8.1. The Committee may from time to time amend, modify, change or terminate in whole or in part any or all of the provisions of the Plan. No such amendment, modification or change shall have the effect of reducing the amount then credited to the account of any Participant in the Incentive Compensation Reserve. If the Plan is terminated and superseded by a new incentive compensation plan having substantially similar provisions, the accounts of Participants in the Incentive Compensation Reserve, may, at the discretion of the Committee, be continued in an incentive compensation reserve under such new plan; in such event, all amounts credited under the Plan shall be distributed at such times and in such manner as if the Plan had remained in effect, provided however, that the Committee may, in its discretion, direct that such distributions be made at any earlier date. If the Plan is terminated and the Committee does not elect to continue the accounts of Participants in an incentive compensation reserve under a new incentive compensation plan, all amounts credited under the Plan shall be distributed to the Participants or their beneficiaries as soon as practicable, but in no event later than the 30th day following the date of termination of the Plan.

Section 9. Effective Date

9.1. The Plan was originally adopted on February 10, 1989. The Plan was amended and restated effective with respect to the fiscal year beginning December 29, 2002. The Plan was further amended and restated and subsequently approved by the shareholders at the Company's 2006's annual meeting of shareholders on May 11, 2006. The provisions of this amendment and restatement of the Plan, including, without limitation, Section 12, shall become effective on the date on which this amendment and restatement is approved by the shareholders of the Company.

Section 10. Miscellaneous

10.1. No payment under the Plan shall be subject to anticipation, alienation, transfer or assignment and any attempt to anticipate, alienate, transfer or assign the same shall be void.

10.2. The Plan shall not constitute an exclusive method of providing incentive or other additional compensation to Employees, nor shall it impair or limit the right of the Company to fix and to change from time to time the basic compensation payable to any Employee.

10.3. Participation in the Plan shall not confer upon the Participant any right to continue in the employ of the Company or any Subsidiary, or affect the right of the Company or any Subsidiary to terminate the employment of the Participant with or without Cause.

Section 11. Administration

11.1. The Plan shall be administered by, or under the direction of, the Committee. The Committee shall have the exclusive right to interpret and construe the provisions of the Plan and any construction or interpretation adopted by the Committee shall be conclusive and binding on the Participants and their beneficiaries. With respect to an award to which Section 12 applies, the Committee will exercise its discretion consistent with qualifying such award as performance-based within the meaning of Section 162(m) of the Code.

11.2. Any determination of EBITDA, net income or other financial results which may serve as Performance Criteria for the determination of awards and any determinations regarding the status of the Incentive Compensation Reserve made by the officers of the Company having responsibility for financial reporting and internal auditing procedures shall be subject to review and approval by the Committee after consultation, if deemed appropriate by the Committee, with the Independent Auditors.

Section 12. Code Section 162(m)

Except as hereinafter provided and notwithstanding any other provision of the Plan, this Section 12 applies to any award intended to qualify as performance-based for the purposes of Section 162(m) of the Code. In the case of any award to which this Section 12 applies, the Plan and such award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the award for such exception. In the case of any award to which this Section 12 applies, the term "Committee" shall mean a committee of the Board, consisting of two or more Directors, all of whom shall be "outside directors" within the meaning of Section 162(m) of the Code. With respect to such awards, the Committee will preestablish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the award as performance-based under Section 162(m) of the Code). The Performance Criteria so established shall serve as a condition to the grant, vesting or payment of the award, as determined by the Committee. Prior to grant, vesting or payment of the award, as the case may be, the Committee will certify whether the Performance Criteria have been attained and such determination will be final and conclusive. If the Performance Criteria with respect to the award are not attained, no other award will be provided in substitution of the award. The maximum benefit that may be paid to any person under any awards to which this Section 12 applies in any calendar year will be $5,000,000. The provisions of this Section 12 shall not apply to any award to which the provisions of Treas. Regs. § 1.162-27(f) apply if made during the period to which such provisions apply, as determined by the Committee in its sole discretion.

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Annual Meeting

The 2011 Annual Meeting of Shareholders will be held at 8:00 a.m. on May 13, 2011. The meeting will be held at our offices located at:

1170 Peachtree Street NE
6th Floor
Atlanta, Georgia 30309

Common Stock

Symbol: CRI
Exchange: New York Stock Exchange

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, New York 10038

Independent Registered Public Accounting Firm

Pricewaterhouse Coopers LLP
300 Atlantic Street
Stamford, Connecticut 06901

Legal Counsel

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

Investor Relations

For further information on Carter's, Inc., or for additional copies of this Annual Report, Proxy Statement, Form 10-K, or other financial information, contact Carter's Investor Relations at investor@carters.com or (404) 745-2889.

Carter's on the Internet

The Company's 2010 Annual Report, Proxy Statement, Form 10-K, and other corporate information are available on the internet at: www.carters.com/annuals

All market share data provided in this Annual Report is based on information provided by NPD Group, Inc. References to specific market share are expressed as a percentage of total retail sales of a particular market.



Leadership Team

Michael D. Casey
Chairman of the Board of Directors
& Chief Executive Officer

Lisa A. Fitzgerald
Executive Vice President &
Brand Leader for OshKosh B'gosh

William G. Foglesong
Senior Vice President of Marketing

Brendan M. Gibbons
Senior Vice President, Legal & Corporate
Affairs, General Counsel, and Secretary

Brian J. Lynch
Executive Vice President &
Brand Leader for Carter's

James C. Petty
President, Retail Stores

Richard F. Westenberger
Executive Vice President
& Chief Financial Officer

Charles E. Whetzel, Jr.
Executive Vice President &
Chief Supply Chain Officer

Jill A. Wilson
Senior Vice President,
Human Resources
& Talent Development



Board of Directors

Amy Woods Brinkley [1]
Former Chief Risk Officer &
Former President Consumer Products Division,
Bank of America Corporation

Michael D. Casey
Chairman of the Board of Directors
& Chief Executive Officer

Vanessa J. Castagna [3]
Former Executive Chairwoman,
Mervyns, LLC
Former Chairwoman & Chief Executive Officer,
JCPenney Stores, Catalog & Internet for
J. C. Penney Co.

A. Bruce Cleverly [2,3]
Former President, Global Oral Care Division,
The Procter & Gamble Company

Jevin S. Eagle [2]
Executive Vice President –
Merchandising & Marketing,
Staples, Inc.

Paul Fulton [2 (Chair)]
Non-Executive Chairman,
Bassett Furniture Industries, Inc.
Former President,
Sara Lee Corporation

William J. Montgoris [1]
Former Chief Operating Officer
& Former Chief Financial Officer,
The Bear Stearns Companies, Inc.

David Pulver [1 (Chair)]
President,
Cornerstone Capital, Inc.
Former Chairman & Co-Chief Executive Officer,
The Children's Place, Inc.

John R. Welch [2,3 (Chair)]
Former President,
Mast Industries (Far East) Ltd.

Thomas E. Whiddon* [1,3]
Former Executive Vice President –
Logistics & Technology &
Former Chief Financial Officer,
Lowe's Companies, Inc.

*Lead Independent Director

Board Committees:
1 Audit
2 Compensation
3 Nominating and Corporate Governance


OshKosh
B'gosh®